FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03016651

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

P.E.

March 10, 2003

Commission File Number 1-15158

Telefónica Móviles, S.A.
(Exact Name of registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of registrant's name into English)

Goya 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☒ No: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Enclosures: **Individual and Consolidated Annual Statements, Management Reports and Audit Reports of both Telefónica Móviles, S.A. and its Consolidated Group of Corporations**

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles, S.A.

Auditor's Report

Financial Statements for 2002
Management Report

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte
& Touche

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on financial statements

To the Stockholders of
Telefónica Móviles, S.A.:

1. We have audited the financial statements of TELEFÓNICA MÓVILES, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 financial statements contained an opinion qualified for an uncertainty due to the possible effect that the economic situation in Argentina and certain measures adopted by the Argentine government might have on the Telefónica Móviles Group's net investment in Argentina, which amounted to €493 million as of December 31, 2001. It also contained an emphasis paragraph in which we stated that management of Telefónica Móviles, S.A. and of certain of its Group companies that hold third-generation wireless telephony UMTS licenses intend to update and review annually the business plans approved by their stockholders, based on the evolution of the assumptions on which they are based and on the availability of this technology for the marketing thereof.

   In the 2002 financial statements of Telefónica Móviles, S.A. a loss of €252 million was recorded in the statement of operations due mainly to the devaluation of the Argentine peso with respect to the U.S. dollar and the euro. After recording these effects for accounting purposes, the net investment of Telefónica Móviles, S.A. in Argentina amounted to €122 million as of December 31, 2002. The Company's directors consider this amount to be recoverable based on the most recent business plans prepared by them (see Note 8-b).

   Also, based on the results of the review of the business plans and on the conclusions of reports of third parties prepared at the request of the Board of Directors of Telefónica Móviles, S.A., the Company's directors have notified their decision to temporarily suspend and restructure their business activities in Germany, Italy, Switzerland and Austria, and recorded in 2002 the related accounting write-downs. These write-downs, which are described in Note 1, amount to €3,378 million in the statement of operations.

3. Pursuant to current legislation, in its financial statements the Company values its investments in accordance with the methods described in Note 4 to the financial statements referred to above and also prepares consolidated financial statements. On February 19, 2003, we issued our auditors' report on the 2002 consolidated financial statements of Telefónica Móviles, S.A. and Subsidiaries, in which we expressed an unqualified opinion. Note 4 to the financial statements referred to above summarizes the main captions in the 2002 consolidated financial statements.

4. In our opinion, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica Móviles, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in R.O.A.C. under no. S0692

Eduardo Sanz Hernández

February 19, 2003

TELEFÓNICA MÓVILES, S.A.

FINANCIAL STATEMENTS FOR 2002
TOGETHER WITH MANAGEMENT REPORT AND
AUDITORS' REPORT

Translation of reports and financial statements originally issued in Spanish and
prepared in accordance with generally accepted accounting principles in Spain (see Note 20).
In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles

Telefónica Móviles, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

	Thousands of Euros	
ASSETS	**2002**	**2001**
FIXED AND OTHER NONCURRENT ASSETS	**8.608.194**	**4.877.331**
Start-up expenses (Note 5)	95.789	128.401
Intangible assets (Note 6)	8.266	9.280
Intellectual property	4.863	3.220
Computer software	3.638	1.487
Computer software in progress	2.100	5.424
Accumulated amortization	(2.335)	(851)
Property, plant and equipment (Note 7)	8.662	7.972
Furniture	2.874	1.434
Computer hardware	4.643	3.628
Technical Installations	4.363	3.888
Advances on property, plant and equipment	795	458
Accumulated depreciation	(4.013)	(1.436)
Long-term investments	8.495.477	4.731.678
Investments in Group and associated companies (Note 8-a)	5.154.408	4.433.106
Loans to Group companies (Note 8-a and 11)	5.031.512	978.744
Long-term deposits and guarantees given (Note 8-a)	840	840
Long-term taxes receivable (Note 8-a)	263.460	–
Allowances (Note 8-b)	(1.954.743)	(681.012)
DEFERRED CHARGES (Note 4-f)	**4.594**	**8.278**
CURRENT ASSETS	**4.986.033**	**8.437.613**
Accounts receivable	103.609	270.342
Receivable from Group and associated companies (Note 11)	97.022	66.742
Employee receivables	520	371
Taxes receivable (Note 12-b)	1.998	202.997
Sundry accounts receivable	4.069	232
Short-term financial investments	4.881.797	8.166.470
Loans to Telefónica Group companies (Notes 9 and 11)	4.881.788	8.166.463
Short-term investment securities	9	7
Cash	10	8
Accrual accounts	617	793
TOTAL ASSETS	**13.598.821**	**13.323.222**

The accompanying Notes 1 to 20 are an integral part of these balance sheets.

Telefónica Móviles

Telefónica Móviles, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

	Thousands of Euros	
STOCKHOLDERS' EQUITY AND LIABILITIES	**2002**	**2001**
STOCKHOLDERS' EQUITY (Note 10)	**3.511.075**	**5.939.109**
Capital stock	2.165.275	2.144.596
Additional paid-in capital	4.619.883	4.396.143
Prior years' income (losses)	(601.630)	(105.017)
Accumulated losses	(601.630)	(105.017)
Income (Loss)	(2.672.453)	(496.613)
Loss for the year	(2.672.453)	(496.613)
DEFERRED REVENUES (Note 4-f)	**32.132**	**1.287**
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 13-b)	**3.070.071**	**419.956**
LONG-TERM DEBT	**5.616.876**	**1.334.512**
Payable to Telefónica Group and associated companies (Note 11)	5.616.876	1.334.512
CURRENT LIABILITIES	**1.368.667**	**5.628.358**
Payable to Group and associated companies (Note 11)	1.338.317	5.557.829
Accounts payable for purchases and services	19.259	24.220
Other nontrade payables	11.091	46.309
Taxes payable (Note 12-b)	1.455	13.722
Other nontrade payables	9.636	28.119
Compensation payable	-	4.468
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**13.598.821**	**13.323.222**

The accompanying Notes 1 to 20 are an integral part of these balance sheets.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles

Telefónica Móviles, S.A.

STATEMENTS OF OPERATIONS FOR 2002 AND 2001

	Thousands of Euros	
EXPENSES	**2002**	**2001**
Personnel expenses (Note 13-a)	39.733	23.832
Depreciation and amortization expense (Notes 5, 6 and 7)	36.255	33.244
Other operating expenses	66.141	50.820
Outside services provided by Telefónica Group companies (Note 11)	9.443	8.315
Other outside services	56.698	42.505
OPERATING INCOME	--	--
Financial expenses on debts	331.932	293.834
Telefónica Group companies (Note 11)	330.061	293.383
Other companies	1.871	451
Exchange losses	387.218	88.387
FINANCIAL INCOME	**1.379.583**	**243.499**
INCOME FROM ORDINARY ACTIVITIES	**1.273.990**	**183.195**
Extraordinary expenses	4.337.546	992.005
Variation in investment valuation allowances (Note 8-b)	1.663.726	600.869
Extraordinary expenses (Note 13-b)	2.673.820	391.136
EXTRAORDINARY INCOME	--	--
INCOME BEFORE TAXES	--	--

The accompanying Notes 1 to 20 are an integral part of these statements of operations.

STATEMENTS OF OPERATIONS FOR 2002 AND 2001

	Thousands of Euros	
REVENUES	**2002**	**2001**
Net sales	36.536	47.592
Revenues from Telefónica Group companies (Note 11)	35.133	47.592
Other revenues	1.403	
OPERATING LOSS	**105.593**	**60.304**
Revenues from equity investments	1.430.346	38.927
In Telefónica Group companies (Note 11)	1.430.346	38.927
Other financial revenues	485.237	452.092
Telefónica Group companies (Note 11)	484.979	452.092
Other companies	258	--
Exchange gains	183.150	134.701
FINANCIAL LOSS	--	--
LOSS ON ORDINARY ACTIVITIES	--	--
Extraordinary revenues	1.904	918
Gains on disposals of property, plant and equipment and intangible assets	--	9
Extraordinary revenues	1.904	909
EXTRAORDINARY LOSS	**4.335.643**	**991.087**
LOSS BEFORE TAXES	**3.061.653**	**807.892**
Corporate income tax (Note 12-d)	389.200	311.279
LOSS FOR THE YEAR	**2.672.453**	**496.613**

The accompanying Notes 1 to 20 are an integral part of these statements of operations.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA MÓVILES, S.A.

NOTES TO FINANCIAL STATEMENTS FOR 2002

1) INTRODUCTION AND GENERAL INFORMATION

On January 12, 2000, the Stockholders' Meeting of Telefónica, S.A. resolved to incorporate a company to group together all the Telefónica Group's wireless communications businesses in the world, which were located in Europe, Latin America and the Maghreb. Pursuant to this resolution, Telefónica Móviles, S.A. ("the Company" or "Telefónica Móviles") with registered office at calle Goya, 24, Madrid (Spain), was incorporated on February 14, 2000.

The corporate purpose of Telefónica Móviles, per Article 2 of its bylaws, is the performance of all manner of activities in the field of telecommunications and value added services. All the business activities that constitute the corporate purpose may be performed either directly by the Company or through ownership interests in companies with an identical or similar corporate purpose.

In order to implement the restructuring of the Telefónica Group by business line described above, on October 2 and 11, 2000, Telefónica, S.A. and Telefónica Internacional, S.A. subscribed to two capital increases carried out by Telefónica Móviles, S.A. for a total of €1,758,786 thousand through the nonmonetary contribution of the following companies:

- All the shares of Tele fónica Móviles España, S.A. (Sole-Stockholder Company).
- All the shares of Telefónica Móviles Intercontinental, S.A. (Sole-Stockholder Company).
- 85.19% of the shares of Tele Sudeste Celular Participações, S.A., representing 77.66% of its voting stock.
- 7.72% of the shares of Tele Leste Celular Participações, S.A., representing 20.76% of its voting stock.
- 36.65% of the shares of Celular CRT Participações, S.A., representing 55.82% of its voting stock.
- 51% of the shares of TCG Holdings, S.A.
- 51% of the shares of TES Holding, S.A. de C.V.

On October 26, 2000, the Stockholders' Meeting of Telefónica Móviles resolved to launch an initial public offering (IPO) through a capital increase. In November 2000 Telefónica Móviles, S.A. applied for the admission of its shares to listing on the New York Stock Exchange (NYSE), instrumented in American Depositary Shares (ADS), and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, and for the inclusion of its shares in the Spanish computerized trading system (continuous market). All the shares were subscribed in the initial public offering.

In 2001 and 2002, pursuant to the resolutions adopted by the Stockholders' Meetings of Telefónica Móviles, S.A., the holdings detailed below were transferred by means of capital increases through nonmonetary contributions carried out by Telefónica, S.A. under the special regime provided for in Chapter VIII, Title VIII of Corporate Income Tax Law 43/1995. These nonmonetary contributions (see Notes 8 and 10), which were made in order to continue grouping together the Telefónica Group's wireless communications businesses in Telefónica Móviles, were as follows:

- Contribution, on January 25, 2001, of a 15.09% holding in the Argentine company Telefónica de Argentina, S.A. (TASA) for €495,783 thousand. On November 16, 2001, effective for accounting purposes from February 1, 2001, the non-proportional spin-off of Telefónica de Argentina, S.A. was completed, through which Telefónica Móviles, S.A. acquired 97.93% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Argentina, S.A. The value for tax purposes of the new holding used in the transaction was approximately €1,270,680 thousand.

- Contribution, on March 7, 2001, of a 16.45% holding in the Peruvian company Telefónica del Perú, S.A.A. for €253,863 thousand. On June 15, 2001, effective for accounting purposes from January 1, 2001, the non-proportional spin-off of Telefónica del Perú, S.A.A. was completed, through which Telefónica Móviles, S.A. acquired 97.05% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Perú Holding, S.A.A. The value for tax purposes of the new holding used in the transaction was approximately €591,810 thousand.

- Contribution, on July 5, 2001, of ten Mexican companies for €686,409, giving Telefónica Móviles the following percentages of direct and indirect ownership of the wireless telephony operation in the north of Mexico: all the shares of Tele fonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. The value for tax purposes of the new holdings used in the transaction was approximately €2,173,740 thousand.

- Contribution, on May 24, 2002, of a 13.58% holding of Tele Leste Celular Participações, S.A., representing 33.36% of voting stock, through the contribution of its parent company Iberoleste Participações, S.A. for €113,196 thousand.

- Contribution, on May 29, 2002, for a total amount of €103,565 thousand, of the following holdings in Brazilian companies:

  - Contribution of a 1.55% holding in Celular CRT Participações, S.A., representing 4.20% of its voting stock, through the contribution of its parent company TBS Celular Participações, S.A. for €25,909 thousand.

  - Contribution of a holding of 114%, representing 3.30% of the voting stock, of Tele Sudeste Celular Participações, S.A., through contributions both of his company and through its parent company Sudestecel Participações, S.A. for €64,063 thousand.

  - Contribution of a holding of 3.38%, representing 3.17% of the voting stock, of Tele Leste Celular Participações, S.A. for €13,593 thousand.

The value for tax purposes of the new holdings used in these two transactions, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand.

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland.

Since the acquisition of these licenses Telefónica Móviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM virtual wireless network operator at the end of 2001.

However, since then significant technological changes and changes affecting the market and its competitors have led Telefónica Móviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefónica Móviles decided (i) to put on hold its commercial activities in Germany and (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged.

Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Company, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of €3,378 as of December 31, 2002, as a result of the value adjustment to the investment in Telefónica Móviles España, S.A., the parent company of the European operators (see Note 8-b).

It should be noted that, although Telefónica Móviles, S.A. reported losses in 2002, these losses did not give rise to an additional cash disbursement (except for the expenses relating to termination of contracts and labor force restructuring) and reduce the financial risk exposure in these markets.

2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) True and fair view

The financial statements were prepared from the accounting records of Telefónica Móviles, S.A. All the accounting regulations in force were applied, and, accordingly, these financial statements give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2002 and 2001.

The financial statements as of December 31, 2002 and 2001, which were prepared by the Company's directors, will be submitted for approval by the Stockholders' Meeting. Company management considers that they will be approved without any changes.

The figures shown in the documents composing the financial statements and in the management report are expressed in thousands of euros, unless indicated otherwise.

b) Comparative information

There were no changes in the structure of the prior year's balance sheet and statement of operations.

Except for the accounting effect of the decisions adopted with regard to the operations of the European subsidiaries described in Note 1, there were no significant events preventing comparison of the amounts relating to the reporting year with those of the preceding year.

3) ALLOCATION OF LOSS

The Board of Directors will propose for approval by the Stockholders' Meeting that the loss for 2002 be offset with a charge to the "Stockholders' Equity – Additional Paid-in Capital" caption in the accompanying balance sheet.

4) VALUATION STANDARDS

The main valuation methods used by the Company in preparing its financial statements for 2002 and 2001, in accordance with the Spanish National Chart of accounts, were as follows:

a) Start-up expenses

Start-up expenses, which comprise incorporation and capital increase expenses, are recorded at cost and are amortized on a straight-line basis over five years.

b) Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are carried at the lower of cost or market.

The Company depreciates its property, plant and equipment and intangible assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Intellectual property	5
Computer software	3
Furniture	5
Computer hardware	3
Technical installations	5

The costs of maintenance and repairs of property, plant and equipment that do not lead to improvements or to a lengthening of the useful lives of the assets are expensed currently.

c) Long-term financial investments

Long-term financial investments are recorded at cost net, where appropriate, of the required allowances calculated on the basis of the unrealized losses per the subsidiaries' individual financial statements.

The Company has majority holdings in the capital stock of certain companies and significant holdings in other companies. The accompanying financial statements do not reflect the increases in value that would arise from applying consolidation methods for the majority holdings, or from accounting for the holdings in associated companies by the equity method.

The Company has prepared separate consolidated financial statements. The main captions in the consolidated balance sheets as of December 31, 2002 and 2001, and in the consolidated statements of operations for 2002 and 2001 are summarized as follows:

	Thousands of Euros	
	2002	2001
Assets	16,231,714	24,914,086
Stockholders' equity	3,247,583	7,488,652
Operating revenues	9,195,214	8,529,564
Income (Loss) for the year	(3,730,721)	992,757

d) Short-term investments

Short-term investments are valued at face value plus the accrued interest receivable at year-end.

e) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Company files corporate income tax returns with the Telefónica, S.A. consolidated tax group and, accordingly, the tax asset arising from the tax loss carryforwards is recorded under the "Loans to Telefónica Group Companies" in the accompanying balance sheets (see Note 11).

f) Foreign currency transactions

Foreign currency transactions are recorded at their equivalent euro value, applying the exchange rates prevailing at the transaction date.

The gains or losses on foreign currency transactions arising from the settlement of foreign currency balances are recognized as a revenue or an expense, as appropriate, when they arise.

Foreign currency receivables and payables at year-end are translated to euros at the exchange rates prevailing at that date, or at the exchange rate established in hedging transactions, and are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

The resulting positive net differences are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless they have been charged to income in prior years or, in the current year, to the "Exchange Losses" account. In the latter case, the positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year. Negative differences are charged directly to income.

Foreign currency transactions to specifically finance investments in investees are deemed to be hedging transactions when the foreign currency in which the financing is denominated is either the same as or is correlated with the functional currency of the investee's country and of the cash flows generated by the investment, and the expected flows of dividends and management fees are sufficient to ensure full repayment of the loans concerned throughout their term. Consequently, to ensure the appropriate matching of revenues and expenses, the exchange differences on these loan adjustments are allocated to the "Deferred Revenues" or "Deferred Charges" captions and are amortized based on the maturity of the loans. As of December 31, 2002, €4,594 thousand and €32,132 thousand were recorded in this connection under the "Deferred Charges" and "Deferred Revenues" captions, respectively. As of December 31, 2001, €8,278 thousand and €1,287 thousand were recorded in this connection under the "Deferred Charges" and "Deferred Revenues" captions, respectively.

g) Short term classification

In the accompanying balance sheets, the accounts receivable and payable maturing in under 12 months from the balance-sheet date are classified as short-term receivables and payables.

h) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

i) Derivative products

Derivates transactions whose purpose and effect is to eliminate or significantly reduce currency, interest rate or market risks on asset and liability positions or other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note 16).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the related provision is recorded with a charge to the statement of operations as soon as the potential losses are anticipated. Definitive differences in market price are recorded when the transactions are canceled or finally settled.

j) Pension plan

Telefónica Móviles, S.A. has arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, with the following features:

- Contribution of between 4.51% and 6.87% of the participants' regulatory salary.
- Obligatory contribution for participants of a minimum of 2.2% of their salary.
- Individual financial capitalization system.

The plan is assigned to "FONDITEL B, FONDO DE PENSIONES", managed by the Telefónica Group company "FONDITEL". The amount of the contributions made by the Company in 2002 and 2001, totaled €972 thousand and €527 thousand, respectively, and are included under the "Personnel Expenses" caption in the accompanying statement of operations.

5) START-UP EXPENSES

The detail of the "Start-up Expenses" account and the variations therein in 2001 and 2002 is as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Amortization	Balance at 12/31/01
Incorporation expenses	31	-	(7)	24
Capital increase expenses	156,657	2,884	(31,164)	128,377
Total	**156,688**	**2,884**	**(31,171)**	**128,401**

	Thousands of Euros			
	Balance at 12/31/01	Additions	Amortization	Balance at 12/31/02
Incorporation expenses	24	-	(6)	18
Capital increase expenses	128,377	(815)	(31,791)	95,771
Total	**128,401**	**(815)**	**(31,797)**	**95,789**

6) INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2001 and 2002 is as follows:

a) Cost

	Thousands of Euros				
	Balance at 12/31/00	Additions	Retirements	Transfers	Balance at 12/31/01
Intellectual property	1,803	1,417	-	-	3,220
Computer software	610	139	(70)	808	1,487
Computer software in progress	1,451	4,781	-	(808)	5,424
Total	**3,864**	**6,337**	**(70)**	**-**	**10,131**

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Intellectual property	3,220	945	-	698	4,863
Computer software	1,487	3,326	(1,957)	782	3,638
Computer software in progress	5,424	1,222	(229)	(4,317)	2,100
Total	**10,131**	**5,493**	**(2,186)**	**(2,837)**	**10,601**

b) Accumulated amortization

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Intellectual property	60	478	-	538
Computer software	8	306	(1)	313
Total	**68**	**784**	**(1)**	**851**

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Intellectual property	538	854	-	1,392
Computer software	313	903	(273)	943
Total	**851**	**1,757**	**(273)**	**2,335**

7) **PROPERTY, PLANT AND EQUIPMENT**

The detail of the balances of property, plant and equipment accounts and of the variations therein in 2001 and 2002 is as follows:

a) Cost

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Furniture	657	777	-	1,434
Computer hardware	1,209	2,528	(109)	3,628
Technical installations	2,047	1,907	(66)	3,888
Advances on property, plant and equipment	-	458	-	458
Total	**3,913**	**5,670**	**(175)**	**9,408**

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Furniture	1,434	352	(8)	1,096	2,874
Computer hardware	3,628	1,085	(538)	468	4,643
Technical installations	3,888	44	-	431	4,363
Advances on tangible fixed assets	458	-	(505)	842	795
Total	**9,408**	**1,481**	**(1,051)**	**2,837**	**12,675**

b) Accumulated depreciation

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Furniture	27	160	(1)	186
Computer hardware	60	718	(10)	768
Technical installations	71	411	-	482
Total	**158**	**1,289**	**(11)**	**1,436**

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Furniture	186	516	(2)	700
Computer hardware	768	1,394	(122)	2,040
Technical installations	482	791	-	1,273
Total	**1,436**	**2,701**	**(124)**	**4,013**

The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment is subject.

8) LONG-TERM FINANCIAL INVESTMENTS

a) Cost

The detail and variations in long-term financial investments in 2001 and 2002 were as follows:

	Thousands of Euros				
	Balance at 12/31/00	Additions	Retirements	Transfers	Balance at 12/31/01
Investments in Group and associated companies (1)	2,846,014	1,478,710	(3,605)	111,987	4,433,106
Loans to Group companies	800,000	299,104	(40,360)	(80,000)	978,744
Long-term guarantees and deposits given	281	559	-	-	840
Total	**3,646,295**	**1,778,373**	**(43,965)**	**31,987**	**5,412,690**

	Balance at 12/31/01	Additions	Retirements	Transfers	Exchange Rate Adjustment	Balance at 12/31/02
Investments in Group and associated companies (1)	4,433,106	831,795	(601)	(109,892)	-	5,154,408
Loans to Group companies	978,744	943,764	-	3,196,681	(87,677)	5,031,512
Long-term guarantees and deposits given	840	-	-	-	-	840
Long-term taxes receivable	-	97,908	(36,893)	202,445	-	263,460
Total	**5,412,690**	**1,873,467**	**(37,494)**	**3,289,234**	**(87,677)**	**10,450,220**

(1) The detail of the dependent and associated companies is shown in Exhibit I.

The most significant variations in 2002 and 2001 were as follows:

2002

On January 10, 2002, Telefónica Móviles acquired one-third of the shares in each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. - one share - and Tele-Escucha, S.A. - two shares - which it acquired in full). As consideration, the Company delivered to Mesotel 7,333,180 shares of Telefónica Móviles, S.A. with a value of €57,337 thousand.

Also, on July 22, 2002, Telefónica Móviles acquired two-thirds of the shares of TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. for €27,658 thousand. This acquisition was made by means of a nonmonetary contribution by Mesotel de Costa Rica, S.A. (see Note 10). Following this acquisition, Telefónica Móviles, S.A. owned all the shares of each of these companies.

On May 24, 2002, Telefónica Móviles, S.A. acquired shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A., for €113,196 thousand. This acquisition was made by means of a nonmonetary contribution by Telefónica, S.A. (see Notes 1 and 10).

On May 29, 2002, Telefónica Móviles acquired shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A. for €103,565 thousand. This acquisition was made by means of a nonmonetary contribution by Telefónica, S.A. (see Notes 1 and 10).

Telefónica Móviles, S.A.'s direct and indirect investments in these companies following the capital increases performed on May 24 and 29, 2002, were as follows: 73.27% in TBS Celular Participações, S.A., 27.71% in Tele Leste Celular Participações, S.A., 83.56% in Tele Sudeste Celular Participações, S.A., 89.50% in Sudestecel Participações, S.A. and 100% in Iberoleste Participações, S.A.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92,870 thousand. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. disbursed €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the commitment to integrate the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico and the possibility of obtaining significant synergies by taking advantage of the economies of scale due its size. Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.6 million in these financial statements.

On October 17, 2002, pursuant to the resolutions adopted in April 2001, Telefónica Móviles, S.A. acquired from Telefónica, S.A. a 0.63% holding in Celular CRT Participações, S.A. for a total amount of €11,544 thousand, bringing its direct and indirect investment in this company to 40.90%.

On October 17, 2002, Telefónica Móviles, S.A. acquired a 14.68% holding in Telesp Celular Participações, S.A. from Portugal Telecom SGPS, S.A. for €200,306 thousand.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. (see Note 17), 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil:

Companies Contributed	% Contributed		
	Telefónica Móviles	PT Movéis	TOTAL
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	-	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	-	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. As a result of this contribution, the joint venture became the largest wireless communications operator in Brazil and South America, with the possibility of obtaining significant synergies by taking advantage of the economies of scale due its size and to the combination of the two groups' positions of leadership in Brazilian wireless telephony.

Also, on October 1, 2002, in order to strengthen Telefónica Móviles España, S.A.'s net worth structure, Telefónica Móviles, S.A. resolved to convert and transfer a portion of the short-term debt receivable from Telefónica Móviles España, S.A. into a long-term participating loan of €3,101,650 thousand with the following terms and conditions:

- The loan matures on December 22, 2009, when the participating loan should have been repaid in full.
- The loan bears interest at a fixed rate of 4% plus a floating rate, payable yearly, based on the performance of the borrower's business measured in terms of net income.
- The loan may only be repaid early if it is offset by a capital increase of the same amount as the Company's equity, provided the capital increase does not derive from the revaluation of assets of Telefónica Móviles España, S.A.

2001

On January 25, 2001, Telefónica Móviles acquired a 15.09% holding in the Argentine company Telefónica Argentina, S.A. (TASA) for €495,783 thousand. This acquisition was made by means of a nonmonetary contribution by Telefónica, S.A. (see Notes 1 and 10). On November 16, 2001, effective for accounting purposes from February 1, 2001, the non-proportional spin-off of Telefónica de Argentina, S.A. was completed, whereby Telefónica Móviles, S.A. acquired 97.93% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A.

On March 7, 2001, Telefónica Móviles acquired a 16.45% holding in the Peruvian company Telefónica del Perú, S.A.A. for €253,863 thousand. This acquisition was made by means of a nonmonetary contribution by Telefónica, S.A. (see Notes 1 and 10). On June 15, 2001, effective for accounting purposes from January 1, 2001, the non-proportional spin-off of Telefónica del Perú, S.A.A. was completed, whereby Telefónica Móviles, S.A. acquired 97.05% of the capital stock of the beneficiary company of the spin-off, Telefónica del Perú, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. Also, an additional 0.92% holding in Telefónica Móviles Perú Holding, S.A.A. was acquired on the Peruvian market for €595 thousand and, accordingly, giving Telefónica Móviles a 97.97% holding in this company's capital stock.

In April 2001, having obtained authorization from the Brazilian regulator (ANATEL), Banco Bilbao Vizcaya Argentaria, S.A. exercised its sale option vis-à-vis Telefónica Móviles on 131,265,812 shares, accounting for 6.99% of the capital stock of TBS Celular Participações, S.A. Telefónica Móviles paid €39,919 thousand in this connection.

On July 5, 2001, Telefónica Móviles acquired ten Mexican companies for €686,409 thousand, which enabled it to directly and/or indirectly own the following percentages of ownership in wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. This acquisition was made by means of a nonmonetary contribution by Telefónica, S.A. (see Notes 1 and 10).

b) Investment valuation allowances

As explained in Note 4-c, the Company records allowances for the decline in value of its investment securities based on the losses disclosed in the individual financial statements prepared by the subsidiaries at each year-end, which are translated to euros at the exchange rates prevailing at that date.

The variations in the long-term financial investment valuation allowances in 2002 and 2001 were as follows:

	Thousands of Euros				
	Balance at 12/31/00	Additions	Retirements	Transfers	Balance at 12/31/01
Allowances	80,143	630,583	(35,370)	5,656	681,012
Total	**80,143**	**630,583**	**(35,370)**	**5,656**	**681,012**

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Allowances	681,012	1,707,033	(43,307)	(389,995)	1,954,743
Total	**681,012**	**1,707,033**	**(43,307)**	**(389,995)**	**1,954,743**

Due to the new market circumstances and in view of the expected performance of Telefónica Móviles, S.A.'s subsidiaries developing UMTS technology in Germany, Italy, Austria and Switzerland, new business plans were prepared in July 2002 which, based on the new assumptions, gave rise to an adjustment of the value of the aforementioned businesses.

The Boards of Directors of Group 3G UMTS Holding GmbH, 3G Mobile Telecommunications GmbH and 3G Mobile AG have approved these new business plans, and made the appropriate value adjustments in the aforementioned countries. Accordingly, Telefónica Móviles España, S.A. had to record provisions for these investments and, therefore recorded a loss in 2002. Due to the decrease in the stockholders' equity of Telefónica Móviles España, S.A. as a result of the foregoing, the Company recorded a provision of €3,378,196 thousand, of which €933,211 thousand are recorded under the "Variation in Investment Valuation Allowances" caption and €2,444,985 thousand under the "Extraordinary Expenses" caption (see Note 13-b).

Due to the decrease in the stockholders' equity of Terra Mobile, S.A. as a result of the dissolution of Iobox Oy and the closure of its subsidiaries, the Company recorded a provision of €184,937 thousand, of which €111,243 thousand are recorded under the "Variation in Investment Valuation Allowances" caption and €73,694 under the "Extraordinary Expenses" caption (see Note 13-b).

In view of its international presence, Telefónica Móviles, S.A., like other corporations, has been affected by the economic situation in Argentina. As of December 31, 2002 and 2001, the Telefónica Móviles Group's net investment in the various Argentine companies amounted to €121,731 thousand and €493,458 thousand, respectively, including the net value of the investments and financing provided.

Taking into account Spanish accounting legislation, the communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing the 2001 financial statements, in order to calculate the provisions, Telefónica Móviles used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP 1.7/US$ 1 as the initial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/€1 and ARP 3.37/US$ 1. The accumulated allowances recorded by Telefónica Móviles Argentina, S.A. in this connection as of December 31, 2002 and 2001 amounted to €1,045,983 thousand and €794,011 thousand, respectively. Of the variation of €251,972 thousand, €97,950 thousand are recorded under the "Variations in Investment Valuation Allowances" caption and €154,002 thousand under the "Extraordinary Expenses" caption (see Note 13-b). The business plans prepared by the Company envisage the obtainment of sufficient income by the Argentine investee to guarantee the recovery of the Telefónica Móviles Group's net investment in Argentina.

9) SHORT-TERM FINANCIAL INVESTMENTS

The balances of this caption as of December 31, 2002 and 2001, relate mainly to short-term loans to Group companies amounting to €4,881,788 thousand and €8,166,463 thousand, respectively (see Note 11).

10) STOCKHOLDERS' EQUITY

The detail of equity accounts and of the variations therein in 2002 and 2001 is as follows:

	Thousands of Euros				
	Capital Stock	Additional Paid-In Capital	Accumulated Losses	Loss for the Year	Total
Balance at 12/31/00	**1,911,791**	**3,150,001**	-	**(105,017)**	**4,956,775**
Stockholders' contributions	10,723	32,169	-	-	42,892
Nonmonetary contributions	222,082	1,213,973	-	-	1,436,055
Allocation of loss	-	-	(105,017)	105,017	-
Loss for the year	-	-	-	(496,613)	(496,613)
Balance at 12/ 31/01	**2,144,596**	**4,396,143**	**(105,017)**	**(496,613)**	**5,939,109**
Stockholders' contributions	-	-	-	-	-
Nonmonetary contributions	20,679	223,740	-	-	244,419
Allocation of loss	-	-	(496,613)	496,613	-
Loss for the year	-	-	-	(2,672,453)	(2,672,453)
Balance at 12/ 31/012	**2,165,275**	**4,619,883**	**(601,630)**	**(2,672,453)**	**3,511,075**

a) Capital stock

2002

The capital stock as of December 31, 2002, consisted of 4,330,550,896 fully subscribed and paid common shares of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York stock exchange.

In 2002 the following capital increases were carried out:

- On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001, increasing the par value of the capital by €6,998 thousand through the issuance of 13,996,173 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €106,198 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A. (see Notes 1 and 8).

- On May 29, 2002, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001, increasing the par value of the capital by €6,403 thousand through the issuance of 12,805,321 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €97,162 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A. (see Notes 1 and 8).

- On July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders' Meeting on April 4, 2002, increasing the par value of the capital by €7,278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each, which were subscribed by Mesotel Group, with additional paid-in capital of €20,380 thousand. Mesotel paid the new shares in full through the contribution of shares of the following companies owned by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L. (see Notes 1 and 8).

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2002, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica S.A.	3,074,802,440	71.00%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,830,836	7.57%
TOTAL at 12/31/02	**4,330,550,896**	**100%**

The Stockholders' Meeting on April 4, 2002, inter alia, adopted the following resolutions:

- To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, at one or several times within the limits and under the terms and conditions established by the Stockholders' Meeting (authorized capital). As of the date of preparation of these financial statements, the Board of Directors had not made use of this authorization, which remains in force.

- To delegate to the Board of Directors, pursuant to Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders' Meeting. As of the date of preparation of these financial statements, the Board of Directors had not made use of this authorization, which remains in force.

- To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from April 4, 2002, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock.

- To opt for application for an indefinite period to Telefónica Móviles, S.A. and to its tax group, of the consolidated tax regime during the tax periods following 2004.

- To increase capital through the exchange of shares by increasing the par value by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each. As described earlier, this capital increase was carried out on July 22, 2002.

2001

The capital stock as of December 31, 2001, consisted of 4,289,192,356 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

Pursuant to Royal Decree 8/1997, the prior administrative authorization regime was applicable to the resolution to merge Telefónica Móviles Intercontinental, S.A. (Sole-Stockholder Company) and Telefónica Móviles España, S.A. (Sole-Stockholder Company) adopted by Telefónica Móviles, S.A. as the sole stockholder of the two companies.

In 2001 the following capital increases were carried out:

- On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, increasing the par value of the capital by €87,432 thousand through the issuance of 174,863,364 shares of €0.50 par value each, which were subscribed by Telefónica, S.A., with additional paid-in capital of €408,351 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group's wireless telephony business in Argentina (see Notes 1 and 8).

- On March 7, 2001, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, increasing the par value of the capital by €32,970 thousand, through the issuance of 65,939,564 common shares, which were subscribed by Telefónica, S.A., with additional paid-in capital of €220,893 thousand. Telefónica, S.A., paid these shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group's wireless telephony business in Peru (see Note 1 and 8).

- On July 5, 2001, Telefónica Móviles, S.A. carried out the capital increase agreed upon by the Stockholders' Meeting on October 30, 2000, with the issuance of 203,360,346 common shares of €0.5 par value each, which were not fully subscribed. These shares were subscribed by Telefónica, S.A., with additional paid in capital of €584,729 thousand. Telefónica, S.A. paid these new shares in full through the contribution of certain shares which enabled the direct and/or indirect acquisition of the following percentages of ownership in wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., and Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. (see Note 1 and 8).

- On October 11, 2001, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, the objective of which was to cover the Telefónica Móviles, S.A. stock option plan (MOS Program), through the issuance of 21,445,962 common shares of €0.5 par value each, which were not fully subscribed. These shares were subscribed and paid 50% by Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") and 50% by Caja de Ahorros y Pensiones de Barcelona ("La Caixa"), with additional paid-in capital of €32,169 thousand (see Note 17).

On June 1, 2001, the Stockholders' Meeting adopted the following resolutions:

- To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase capital, at one or several times within the limits and under the terms and conditions established by the Stockholders' Meeting (authorized capital). This authorization was rendered null and void by a subsequent authorization, of similar content, approved by the Stockholders' Meeting on April 4, 2002.

- To delegate to the Board of Directors, under Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders' Meeting. This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders' Meeting on April 4, 2002.

- To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from June 1, 2002, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, did not exceed 5% of capital stock. Availing itself of this authorization, the Company acquired a total of 7,333,180 of its shares, which were immediately exchanged for shares of Central American companies, pursuant to the acquisition agreement between the Company and Mesotel de Centroamérica, S.A. (see Note 8). This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders' Meeting on April 4, 2002.

- To carry out two capital increases for a total par value of €13,401 thousand, as consideration for certain shares of the following Brazilian companies: TBS Celular Participações, S.A., Sudestecel Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A. and Iberoleste Participações, S.A. Powers were delegated to the Board of Directors to carry them out within one year. These capital increases were carried out on May 24 and 29, 2002.

- To carry out two capital increases for a total par value of €74,740 thousand, to be subscribed and paid in full by the stockholders of the Brazilian company Celular CRT Participações, S.A. that accepted the tender offer made by the Company to acquire all the shares of this Brazilian company.

Because certain of the conditions upon which the effectiveness of the offer depended were not met, in September Telefónica Móviles resolved to cancel the offer. Accordingly, the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001, as items III and IV on the Agenda were rendered null and void and the Board of Directors did not carry them out.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2001, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica S.A.	3,048,118,079	71.07%
Telefónica Internacional, S.A.	927,917,620	21.63%
Other stockholders	313,156,657	7.30%
TOTAL at 12/31/01	**4,289,192,356**	**100%**

b) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Company incurred losses in 2002 and 2001, no appropriations were made to the legal reserve as of December 31, 2002 and 2001.

11) BALANCES AND TRANSACTIONS WITH TELEFÓNICA GROUP COMPANIES

The breakdown of the accounts receivable from and payable to Telefónica Group companies as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros			
	2002		2001	
	Receivable	Payable	Receivable	Payable
Telefónica, S.A.	576,250	6,096,435	218,798	6,859,641
Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company)	6,332	2,947	12,316	1,281
Terra Mobile, S.A.	147,630	-	170,715	-
Telefónica Móviles España, S.A. (Sole-Stockholder company)	7,531,133	849,708	7,458,803	3,631
Telefónica Centroamérica Guatemala, S.A.	85,212	4	156,933	-
TCG Holdings, S.A.	3,605	1	69,644	-
Telefónica El Salvador, S.A. de C.V.	128,421	-	86,366	-
TES Holding, S.A. de C.V.	-	-	32,612	-
Tele Sudeste Celular Participações, S.A.	23,245	-	19,441	-
Tele Leste Celular Participações, S.A.	5,511	-	4,337	-
TBS Celular Participações, S.A.	6,703	-	-	-
Celular CRT Participações, S.A.	4	-	4,508	-
Telerj Celular	500	-	-	-
Celular de Telefonía, S.A. de C.V.	7,326	-	6,434	-
Telefonía Celular del Norte, S.A. de C.V.	235,005	-	169,260	-
Telefónica de Argentina, S.A.	-	-	-	818
Telefónica Comunicaciones Personales, S.A.	675,763	1	709,895	-
Telefónica Móviles Perú Holding, S.A.A.	-	37	15,679	-
Telefónica Móviles SAC Perú Holding	31,611	-	-	-
Telefónica Larga Distancia, Inc.	34,171	3	11,247	-
Telefónica Móviles Chile	4,014	-	-	-
Telefónica Móviles USA, Inc.	1,074	-	1,028	932
Telefónica Móviles México, S.A. de C.V.	417,486	-	-	-
Telefónica Investigación y Desarrollo, S.A.	-	1,458	-	337
Telefónica Internacional, S.A.	170	13	12,415	-
Telefónica de España, S.A.	176	431	-	467
Telefónica Gestión de Servicios Compartidos, S.A.	-	109	-	-
Telefonía y Finanzas, S.A.	86,492	1,659	50,176	24,291
Mèdi Telecom	1,475	-	-	-
Group 3G UMTS GmbH	928	-	-	-
TM-mas	-	2,061	-	-
Other Telefónica Group companies	85	326	1,342	943
Total	**10,010,322**	**6,955,193**	**9,211,949**	**6,892,341**

The breakdown of the balances payable is as follows:

	Thousands of Euros			
	2002		2001	
	Short Term	Long Term	Short Term	Long Term
For loans and credit facilities	1,267,141	5,543,847	5,421,118	1,334,512
For purchases, services and others	71,176	73,029	136,711	-
Total	**1,338,317**	**5,616,876**	**5,557,829**	**1,334,512**

The breakdown of the loans and credit lines granted by Telefónica Group companies to Telefónica Móviles S.A. as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros			
	2002		2001	
	Short Term	Long Term	Short Term	Long Term
- Telefónica, S.A. credit lines in euros	166,039	763,789	4,098,195	-
- Telefónica, S.A. credit lines in U.S. dollars	97,225	362,069	109,681	-
- Telefónica, S.A. credit lines in Swiss francs	-	-	42,305	-
- Telefónica Móviles España, S.A. credit lines in euros	843,877	-	-	-
- Telefónica, S.A. loans in euros	160,000	3,939,394	225,956	922,193
- Telefónica, S.A. loans in U.S. dollars	-	478,595	944,981	412,319
Total	**1,267,141**	**5,543,847**	**5,421,118**	**1,334,512**

All the loans and credit lines detailed above bear interest at market rates. The average interest rate on the aforementioned financing in 2002 was 4.49% (the rates ranges mainly from 2.35% to 6.69% in 2001).

The Company's loans are subject to certain conditions. At the date of preparation of these financial statements, these conditions were being met satisfactorily.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2001, €2,134,360 thousand were repaid in 2002 and the outstanding balance of €3,276,519 thousand at that date was restructured to long term. Also, in 2002 Telefónica, S.A. granted additional financing to Telefónica Móviles for the repayment of the debts of various subsidiaries to non-Telefónica Móviles Group entities. €2,689,489 thousand were drawn down against this financing, of which €363,018 thousand were repaid within one year.

As of December 31, 2002 and 2001, credit lines had been granted by the Telefónica Group totaling €3,160 million and €4,555 million, respectively, of which €1,170 million and €112 million, respectively, were denominated in U.S. dollars.

€2,223 million and €4,250 million had been drawn down against the aforementioned credit lines as of December 31, 2002 and 2001, respectively, of which €459 million and €110 million, respectively, relate to the credit lines denominated in U.S. dollars.

Telefónica Móviles, S.A. centralizes all its cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from and to the banks with which it has demand deposits. The balances with Telfisa earn and bear interest at market rates.

The main transactions with Telefónica Group companies in 2002 and 2001 were as follows:

	Thousands of Euros			
	Financial Revenues	Other Revenues	Financial Expenses	Outside Services
Telefónica, S.A.	-	2	308,575	21
Telefonia y Finanzas, S.A.	5,444	-	5,231	-
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	1,760,591	-	16,255	1,659
3G Mobile Telecommunications GmbH	-	184	-	-
Telefónica Centroamérica Guatemala, S.A.	9,734	2,153	-	62
TCG Holdings, S.A.	-	261	-	-
Telefónica El Salvador, S.A. de C.V.	6,833	5,352	-	-
Telefónica Comunicaciones Personales, S.A.	70,511	15	-	1
Group 3G UMTS Holding GmbH	-	800	-	-
Celular CRT Participações, S.A.	2,749	4	-	-
Tele Sudeste Celular Participações, S.A.	22,019	5,589	-	-
Tele Leste Celular Participações, S.A.	-	1,174	-	-
Telerj Celular, S.A.	-	227	-	-
Sudestecel Participações, S.A.	4,922	-	-	-
Celular de Telefonía, S.A. de C.V.	-	892	-	-
Telefonía Celular del Norte, S.A. de C.V.	7,820	-	-	1
TBS Celular Participações, S.A.	3,927	2,196	-	-
Tagilo Participações, S.A.	6,729	-	-	-
Telefónica Larga Distancia, Inc.	240	-	-	-
Telefónica Móviles USA, Inc.	-	-	-	-
Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company)	352	237	-	3,676
Terra Mobile, S.A.	11,235	-	-	7
Telefónica Investigación y Desarrollo, S.A.	-	-	-	1,966
Telefónica Sistemas, S.A.	-	-	-	-
Telefónica Móviles S.A.C.	-	15,932	-	37
Pegaso PCS	-	19	-	-
Telefónica Móviles Chile	-	80	-	-
Telefónica Móviles México	2,219	-	-	-
Telefónica Gestión Servicios Compartidos, S.A. (Sole-Stockholder Company).	-	-	-	469
Telefónica Data España, S.A.	-	-	-	335
Telefónica de España, S.A.	-	-	-	747
Other Telefónica Group companies	-	16	-	462
Total at 12/31/02	**1,915,325**	**35,133**	**330,061**	**9,443**

The "Financial Revenues" caption includes dividends collected from Telefónica Móviles España, S.A. (€1,390,000 thousand), Tele Sudeste Celular Participações, S.A. (€22,019 thousand), Celular CRT Participações, S.A. (€2,749 thousand), Sudestecel Participaçoes, S.A. (€4,922 thousand), TBS Celular Participações S.A. (€3,927 thousand) and Tagilo Participações, S.A. (6,729 thousand). These funds were used mainly to repay loans.

	Thousands of Euros			
	Financial Revenues	Other Revenues	Financial Expenses	Outside Services
Telefónica, S.A.	-	-	294,563	689
Telefonía y Finanzas, S.A.	442	-	2,318	-
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	410,758	207	-	2,254
3G Mobile Telecommunications GmbH	1,715	50	-	-
Telefónica Centroamérica Guatemala, S.A.	1,238	359	-	-
TCG Holdings, S.A.	3,344	532	-	-
Telefónica El Salvador, S.A. de C.V.	471	1,042	-	-
TES Holding, S.A. de C.V.	1,101	532	-	-
Telefónica Comunicaciones Personales, S.A.	4,362	61	-	-
Group 3G UMTS Holding GmbH	-	14	-	-
Ipse 2000, S.p.A.	-	26	-	-
Medi Telecom, S.A.	-	182	-	-
Celular CRT Participações, S.A.	-	3,591	-	-
Tele Sudeste Celular Participações, S.A.	13,291	14,628	-	-
Tele Leste Celular Participações, S.A.	-	3,657	-	-
Telerj Celular, S.A.	-	116	-	-
Telefónica de Argentina, S.A.	25,636	-	-	781
Celular de Telefonía, S.A. de C.V.	-	6,434	-	-
Telefonía Celular del Norte, S.A. de C.V.	928	-	-	-
Telefónica Móviles. S.A.C.	-	15,670	-	-
Telefónica Larga Distancia, Inc.	-	18	-	-
Telefónica Móviles USA, Inc.	-	-	-	932
Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company)	4	287	-	1,373
Terra Mobile, S.A.	27,729	111	-	-
Telefónica Investigación y Desarrollo, S.A.	-	-	-	717
Telefónica Sistemas, S.A.	-	-	-	363
Telefónica de España, S.A.	-	-	-	515
Other Telefónica Group companies	-	745	-	691
Total at 12/31/01	**491,019**	**47,592**	**296,881**	**8,315**

The contract with Celular CRT, S.A. arose from the spin-off of Compañía Riograndense de Telecomunicações, S.A. (CRT), with which Telefónica Internacional, S.A. had originally entered into the contract. The fees for the services under the contract are equal to 1% of the net revenues of the aforementioned company, based on the fulfillment of certain contractually established network service quality requirements. The initial contract term was five years from December 1996, renewable for a further five years, and was subsequently renewable for consecutive two-year periods. The revenues earned in this connection amounted to €2,196 thousand and €3,591 thousand as of December 31, 2002 and 2001, respectively.

The initial term of the contracts entered into by Telefónica Internacional, S.A. with the other Brazilian operators is five years, extendible in all cases. The annual fee is equal to a percentage of the net revenues of these companies obtained by a formula with different variables, which ranges from 1% to 2%. As of December 31, 2002 and 2001, the revenues earned in this connection relating to Telerj Celular, S.A. and Telest Celular, S.A., amounted to €5,589 thousand and €14,628 thousand respectively, and those relating to Telebahia Celular, S.A. and Telergipe Celular, S.A. amounted to €1,174 thousand and €3,657 thousand respectively.

On December 5, 2002, Telefónica Móviles, S.A. and Telefónica Móviles El Salvador, S.A. de C.V. entered into a Business Management and Management Support Contract whereby Telefónica Móviles El Salvador, S.A. de C.V. entrusted Telefónica Móviles, S.A. with all management duties at TELESAL. The consideration established consists of an annual fee, payable quarterly, equal to 9% of the operating income reported by TELESAL. This contract formalizes the management duties performed by the Telefónica Móviles Group since October 5, 2000. The revenues earned in this connection amounted to €4,746 thousand as of December 31, 2002.

On December 5, 2002, Telefónica Móviles, S.A. and Telefónica Centroamérica Guatemala, S.A. entered into a Business Management and Management Support contract whereby the latter entrusted Telefónica Móviles, S.A. with all the management duties at TCG. The compensation established consists of an annual fee, payable quarterly, equal to 9% of the operating income obtained by TCG. This contract formalizes the management duties performed by the Telefónica Móviles Group since October 5, 2000. The revenues earned in this connection amounted to €768 thousand as of December 31, 2002.

Since October 5, 2000, Telefónica Móviles S.A. has provided Technical Capacity Transfer Services to Telefónica Móviles El Salvador, S.A. de C.V. whereby Telefónica Móviles, S.A. grants TELESAL the right to the nonexclusive use of all the patents, trademarks, "know-how", processes and, in general, all the rights to use intellectual property that Telefónica Móviles might consider appropriate for the optimum operation and performance of TELESAL's business activities. The compensation established in the contract consists of an annual fee payable quarterly, equal to 1% of the revenues received for services billed in transactions of Telefónica Móviles El Salvador, S.A. de C.V. The revenues earned in this connection amounted to €606 thousand and €1,042 thousand as of December 31, 2002 and 2001 respectively.

Since October 5, 2000, Telefónica Móviles S.A. has provided Technical Capacity Transfer Services to Telefónica Centroamérica Guatemala, S.A. whereby Telefónica Móviles, S.A. grants TCG the right to the nonexclusive use of all the patents, trademarks, know-how, processes and, in general, all the rights to use intellectual property that Telefónica Móviles might consider appropriate for the optimum operation and performance of TCG's business activities. The consideration established in the contract consists of an annual fee payable quarterly, equal to 1% of the revenues received for services billed in transactions of Telefónica Centroamérica Guatemala, S.A. The revenues earned in this connection amounted to €269 thousand and €359 thousand, as of December 31, 2002 and 2001, respectively.

On January 2, 2001, Telefónica Móviles entered into a Technical Capacity Transfer and Management contract with Telefónica Móviles S.A.C., the Telefónica Móviles Group operator in Peru. The initial contract term is five years, automatically extendible for additional five-year periods through July 10, 2016. Telefónica Móviles will receive for the technical capacity transfer an annual fee, payable quarterly, equal to 1% of the revenues received for services billed in transactions of Telefónica Móviles, S.A.C. Telefónica Móviles will also receive an annual management fee, payable quarterly, equal to 9% of the operating income of Telefónica Móviles, S.A.C. The revenues earned in this connection amounted to €24,549 thousand as of December 31, 2002.

12) TAX MATTERS

The Company files consolidated corporate income tax returns as part of the Telefónica Group and, accordingly, is not obliged to pay its tax debt, and all the tax assets and tax bases up to the ceiling of the deduction for the consolidated group are transferred to Telefónica, S.A., and a balance receivable from or payable to the parent company is recorded for the tax loss or tax debt, respectively, of Telefónica Móviles. This balance is recorded under the "Loans to Telefónica Group Companies" caption if a tax loss is reported by Telefónica Móviles, S.A. or under the "Payable to Telefónica Group Companies" if a tax debt is transferred to the parent company.

As of December 31, 2002 and 2001, of the total amount of tax losses available for offset, those that constituted, in accordance with the accounting principle of prudence, tax assets amounted to €317,567 thousand and €123,305 thousand, respectively, and these amounts are recorded under the "LongTerm Investments - Loans to Telefónica Group Companies" caption in the accompanying balance sheets (as of December 31, 2001, they were recorded at short term). These losses may be offset against the taxable income of the 15 years following that in which they were incurred (see Note 4-e).

The Company has the following taxes and years open for review by the tax inspection authorities:

- Corporate income tax: 2000
- VAT: 2000 and 2001
- Personal income tax withholdings and prepayments: 2000 and 2001
- Tax on income from moveable capital withholdings/prepayments: 2000 and 2001
- Nonresident income tax withholdings: 2000 and 2001

No material liabilities are expected to arise as a result of the tax audit currently in progress .

a) Deferred tax assets and liabilities

The detail of the balances of the deferred tax assets and liabilities of Telefónica Móviles, S.A. as of December 31, 2002 and 2001, and of the variations therein is as follows:

	Thousands of Euros			
	Deferred Tax Assets		Deferred Tax Assets	
	Long Term	Short Term	Long Term	Short Term
Balance at 12/31/00	-	**2,809**	-	-
Reversal	-	(2,784)	-	-
Creation	-	202,420	-	12,571
Balance at 12/31/01	-	**202,445**	-	**12,571**
Transfer	202,445	(202,445)	-	-
Reversal	(36,893)	-	-	(12,571)
Creation	97,908	-	-	-
Balance at 12/31/02	**263,460**	-	-	-

b) Taxes receivable and taxes payable

The detail of the "Taxes Receivable" and "Taxes Payable" captions as of December 31, 2002 and 2001, is as follows:

Taxes receivable:	Thousands of Euros	
	2002	2001
Deferred tax assets	-	202,445
VAT and Canary Islands general indirect tax	1,987	552
Other	11	-
Total	**1,998**	**202,997**

Taxes payable:	Thousands of Euros	
	2002	2001
Personal income tax withholdings	1,123	885
Accrued social security taxes payable	332	266
Deferred tax liabilities	-	12,571
Total	**1,455**	**13,722**

c) Reconciliation of the loss per books to the tax loss for corporate income tax purposes

The reconciliation of the loss per books to the tax loss for corporate income tax purposes for 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Loss before taxes per books	(3,061,653)	(807,892)
Permanent differences	(44,695)	(43,507)
Permanent differences due to taxation on a consolidated basis	1,988,770	(35,370)
Timing differences arising in the year	279,736	542,425
Timing differences arising in prior years	(69,491)	(7,955)
Tax loss	**(907,333)**	**(352,299)**

The tax loss thus calculated in this way, in accordance with ICAC regulations and with the accounting principle of prudence, gives rise to tax assets which can be reorganized for accounting purposes.

The permanent differences arose mainly from nondeductible long-term investment valuation allowances and from exempt revenues from equity investments by virtue of Article 20 bis of Spanish Corporate Income Tax Law.

Also, the Company is assessing the possibility of making a negative adjustment of €2,137,243 thousand in its corporate income tax settlement as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differs from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. As of the date of preparation of these financial statements, no accounting effects in relation to these holdings had been considered.

The variations in 2002 in the adjustments due to timing differences were as follows:

	Thousands of Euros	
	Increases	Decreases
Timing differences arising in the year		
Allowances not deductible for tax purposes	279,736	-
Timing differences arising in prior years	-	-
Allowances not deductible for tax purposes	35,918	105,409
Total	**315,654**	**105,409**

d) Determination of accrued expenses (revenue)

	Thousands of Euros	
	2002	2001
Income before taxes per books	**(3,061,653)**	**(807,892)**
Permanent differences	(44,695)	(43,507)
Permanent differences to taxation on a consolidated basis	1,988,770	(35,370)
Timing differences	210,245	534,470
Tax loss	**(907,333)**	**(352,299)**
Gross tax payable	(317,567)	(123,305)
Receivable from Group companies due to taxation on a consolidated basis	**(317,567)**	**(123,305)**
Tax effect of timing differences	(73,586)	(187,064)
Prior years' Spanish corporate income tax (revenue) expense and other items	1,953	(910)
Total income tax	**(389,200)**	**(311,279)**

13) REVENUES AND EXPENSES

a) Personnel expenses

The detail of the "Personnel Expenses" caption in 2002 and 2001 is as follows:

	Thousands of Euros	
	2002	2001
Wages and salaries	33,894	20,429
Employee welfare and other personnel expenses	5,839	3,403
Total	**39,733**	**23,832**

The average number of employees as of December 31, 2002 and 2001, by professional category, was as follows:

	Number of Employees	
	2002	2001
Senior executives	36	32
Managers and supervisors	97	79
Other employees	161	135
Total	**294**	**246**

b) Extraordinary expenses and revenues

The detail of the "Extraordinary Revenues" and "Extraordinary Expenses" captions in 2002 is as follows:

	Thousands of Euros			
	Extraordinary Revenues		Extraordinary Expenses	
	2002	2001	2002	2001
Variation in investment valuation allowances	-	-	2,672,681	391,047
Prior years' expenses and losses	-	-	-	89
Gains on fixed asset disposals	-	9	1,139	-
Prior years' revenues and income	1,732	860	-	-
Other extraordinary revenues	172	49	-	-
Total	**1,904**	**918**	**2,673,820**	**391,136**

This caption includes the amount of the allowance which exceeds the gross book value relating to the acquisition cost of the holdings in Group and associated companies, which as of December 31, 2002 and 2001, amounted to €2,672,681 thousand and €391,047 thousand, respectively (see Note 8-b). These amounts, which are included under the "Allowances for Contingencies and Expenses" caption, include €2,444,985 thousand in 2002 relating to the value adjustment described in Note 1.

14) DIRECTORS' COMPENSATION AND OTHER BENEFITS

Directors' compensation is regulated by Article 20 of the Corporate Bylaws, the current wording of which was approved by the Company's Stockholders' Meeting on June 1, 2001.

In 2002 and 2001 the compensation paid to the members of the Board of Directors of Telefónica Móviles, S.A., including directors with executive duties, totaled €2,588 thousand and €2,056 thousand, respectively. The compensation for directors with executive duties at Telefónica, S.A. is received by Telefónica, S.A.

The pension obligations to Telefónica Móviles, S.A.'s directors with executive duties arise solely from their status as employees and, as of December 31, 2002 and 2001, amounted to €8 thousand and €5 thousand, respectively. There are no pension obligations to the other Board members.

15) ADDITIONAL DISCLOSURES

a) Guarantee commitments to third parties

Under the agreements entered into with Pegaso Telecomunicaciones, S.A. de C.V. in Mexico, Pegaso Telecomunicaciones, S.A. de C.V. has approximately US$ 603 million of accounts payable to suppliers. Of those US$ 603 million, US$ 280 million would be paid early should Pegaso begin to provide wireless telephony services using an other technology than that currently used by Pegaso Telecomunicaciones, S.A. de C.V. The possible early debt payment is guaranteed by Telefónica Móviles.

On December 30, 2002, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services INC in Puerto Rico regarding a bridge loan of US$ 60 million granted by ABN AMRO which matures on June 30, 2003.

b) Environmental matters

Telefónica Móviles, S.A. is a holding company with holdings in wireless telephony operators and, accordingly, no environmental policy has been established by it since it is not required.

c) Fees paid to auditors

The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica Móviles, S.A. belongs, amounted to €654 thousand.

The detail of the foregoing amount is as follows:

	Thousands of Euros
Audit of financial statements	243
Other audit services	210
Work additional to or other than audit services	201
TOTAL	**654**

16) FINANCIAL DERIVATIVES

The Company uses derivatives to hedge interest rate and currency risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2002 and 2001, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest and exchange rates amounted to €1,997 million and €1,338 million, respectively. These balances related in full to currency risk.

The detail, of the Company's financial derivatives portfolio as of December 31, 2002, is as follows:

Type of Risk	Equivalent Value in Euros	Company Pays Value	Company Pays Currency	Company Receives Value	Company Receives Currency
	Amounts in Millions				
Euro interest rate swaps					
From floating to fixed					
From fixed to floating					
Foreign currency interest rate swaps:	**34**				
From fixed to floating					
MXN/MXN	34	372	MXN	372	MXN
Exchange rate swaps:	**1,145**				
- from floating to fixed	**252**				
€/BRL	97	288	BRL	97	€
€/MAD	34	349	MAD	34	€
USD/BRL	40	109	BRL	42	USD
USD/PEN	38	141	PEN	40	USD
USD/MXN	43	450	MXN	45	USD
- from fixed to floating	**33**				
€/MAD	33	34	€	349	MAD
- from floating to floating	**861**				
€/USD	610	692	€	640	USD
USD/MXN	250	2,659	MXN	263	USD
Exchange rate options	**725**				
- bought	**364**				
USD/MXN	286	3,139	MXN	300	USD
€/BRL	78	98	€	288	BRL
- sold	**361**				
USD/MXN	312	300	USD	3,379	MXN
€/BRL	49	121	BRL	49	€
Currency forwards	**93**				
€/USD	93	101	€	98	USD
Total at 12/31/02	**1,997**				

The detail, by type, of the Company's financial derivatives portfolio as of December 31, 2002, is as follows:

Type of Risk	Amounts in Millions				
	Equivalent Value in Euros	Company Pays		Company Receives	
		Value	Currency	Value	Currency
Exchange rate swaps:	**1,170**				
- From floating to floating	**841**				
EUR/USD	841	822	EUR	749	USD
- From fixed to fixed	**329**				
EUR/USD	329	316	EUR	293	USD
Currency forwards	**168**				
ARS/USD	84	77	ARS	75	USD
PEN/USD	84	286	PEN	75	USD
Total at 12/31/01	**1,338**				

The detail, by maturity, as of December 31, 2002, is as follows:

Type of Transaction	Millions of Euros				
	Amount	Up to 1 Year	From 1 to 3 Years	From 3 to 5 Years	More than 5 Years
With underlying asset (loans)	**703**				
In foreign currencies	703	99	279	325	-
Without underlying asset (liability)	**1,294**				
Exchange rate options	725	725	-	-	-
Currency swaps	535	249	81	205	-
Interest rate swaps	34	6	28	-	-
Total at 12/31/02	**1,997**	**1,079**	**388**	**530**	**-**

The net loss charged to the statement of operations relating to derivatives portfolio amounted to €89,773 thousand as of December 31, 2002, of which €158,044 thousand were recorded under the "Exchange Losses" caption and €68,271 thousand were recorded under the "Exchange Gains" caption. As of December 31, 2001, a net gain of €48,280 thousand was recorded in this connection.

17) OTHER COMMITMENTS

Stock option plan-

On October 26, 2000, the Special Stockholders' Meeting of Telefónica Móviles, S.A. authorized the establishment of a Telefónica Móviles, S.A. stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the Plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Annual Stockholders' Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for motivating and building the loyalty of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles, S.A. resolved to implement and design, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1. The plan is open to all the executive directors, executives (including general managers, etc.) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles directly or indirectly, during the term of the Plan (i) has an holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

   Without prejudice to the above, the MOS Program envisages the possibility of granting new options at dates subsequent to its initial implementation.

2. There are three types of option:
   - Type A options, with an exercise price of €11.
   - Type B options, with an exercise price of €1.65.
   - Type C options, with an exercise price of €7.235.
3. Each beneficiary of the Program will receive an equal number of type A and type B options and a number of type C options equal to the sum of the type A and type B options received.
4. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles, S.A. for every 20 options assigned to them.
5. Each option, regardless of its type, will entitle its holder to receive one share of Telefónica Móviles, S.A.
6. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were assigned (January 2, 2002).
7. At the exercise date, the options may be exercised, at the beneficiary's request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price, or (ii) by the cashless for cash method.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The number of beneficiaries under the MOS Program totaled 12,379, of whom, one is an executive director and eight are general managers or similar executives of Telefónica Móviles, S.A. Not all the options under the Program have yet been assigned.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders' Meeting on October 26, 2000. Since the capital increase was not subscribed in full, the Company issued 21,445,962 shares of €0.50 par value each, which were fully subscribed and paid by BBVA and La Caixa (50% each).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and purchase option agreements under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described above.

The implementation of this Telefónica Móviles, S.A. stock option plan (the "MOS Program") and the capital increase at Telefónica Móviles, S.A. to provide coverage for the plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001.

Agreements with Portugal Telecom-

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A.; on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute their wireless telephony assets in Brazil to a joint venture which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement (see Note 8-a).

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles' choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Italy -

On December 27, 2002, Telefónica Móviles, S.A. arranged a counterguarantee in favor of Telefónica, S.A. under which, subject to certain terms and conditions, Telefónica Móviles S.A. made an undertaking to Telefónica S.A. to pay 91.79% of the amounts that Telefónica S.A. was legally, contractually or judicially obliged to pay as a result of the guarantee that Telefónica, S.A. (jointly with other strategic partners of Ipse 2000, S.p.A., including also Telefónica Data, S.A. through Atlanet, S.p.A.) provided to certain banks which, in turn, provided a bank guarantee to the Italian authorities as security for the deferred payment for the UMTS license. As of December 31, 2002, €962,676 thousand were payable in this connection.

Agreements for the acquisition of Pegaso-

Under the agreements entered into for the acquisition of Pegaso, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. The purchase price for the shares would be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added, and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles' choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

18) SUBSEQUENT EVENTS

Restructuring of debt in Argentina-

Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles in Argentina, entered into various agreements in January 2003 to refinance its debt of US$ 130 million to Ercisson Group Companies and its intercompany debt of US$ 715 million to Telefónica Móviles, including principal and interest.

19) STATEMENTS OF CHANGES IN FINANCIAL POSITION

The statements of changes in financial position for 2001 and 2002 are as follows:

Thousands of Euros					
Application of Funds	12/31/02	12/31/01	Source of Funds	12/31/02	12/31/01
Funds applied in operations	-	-	**Funds obtained from operations**	1,788,674	528,538
			Capital stock	20,679	232,805
			Additional paid-in capital	223,740	1,246,142
Start-up expenses and deferred charges	3,779	11,162	**Deferred exchange gains allocable to current assets**	2,763	-
Fixed asset additions			**Fixed asset disposals**		
a) Intangible assets	5,493	6,337	a) Intangible assets	1,913	69
b) Property, plant and equipment	1,481	5,670	b) Property, plant and equipment	927	173
c) Long-term investments	831,795	1,478,710	c) Long-term investments	601	43,965
Long-term taxes payable	97,908	-	**Deferred tax assets reversed**	36,893	-
Loans to Group companies	943,764	299,104	**Deferred revenues**	-	(2,621)
Long-term deposits and guarantees given	-	559			
Transfer to long term of deferred tax assets	202,445	-	**Long-term payables to Group companies**	1,128,974	177,713
Transfer to long-term investments of short-term loans	226,635	111,987	**Transfer to long term of short-term payables to Group companies**	3,348,963	414,348
Transfer to long term of short-term loans	3,432,716	-			
Transfer to short term of long-term loans	160,000	80,000	**Transfer to short term of long-term loans**	160,000	80,000
Total funds applied	**5,906,016**	**1,993,529**	**Total funds obtained**	**6,714,127**	**2,721,132**
Funds obtained in excess of funds applied (Increase in working capital)	808,111	727,603	**Funds applied in excess of funds obtained (Decrease in working capital)**	-	-
TOTAL	**6,714,127**	**2,721,132**		**6,714,127**	**2,721,132**

Variations in working capital

Increase in working capital	12/31/02	12/31/01	Decrease in working capital	12/31/02	12/31/01
Accounts receivable	-	259,192	Accounts receivable	166,733	-
Accounts payable	4,259,691	-	Accounts payable	-	1,331,047
Short-term investments	-	1,799,661	Short-term investments	3,284,673	-
Cash	2	-	Cash	-	5
Accrual accounts	-	266	Accrual accounts	176	464
Total	**4,259,693**	**2,059,119**	**Total**	**3,451,582**	**1,331,516**
Variation in working capital	-	-	**Variation in working capital**	808,111	727,603
Total	**4,259,693**	**2,059,119**	**Total**	**4,259,693**	**2,059,119**

The reconciliation of the balances of the statements of operations to the funds obtained from operations is as follows:

	Thousands of Euros	
	12/31/02	12/31/01
Loss	**(2,672,453)**	**(496,613)**
Add:		
Depreciation and amortization expense	36,255	33,244
Period allowances	4,379,715	1,027,286
Exchange gains	88,464	-
Less:		
Allowances used	43,307	35,370
Gains on disposals of property, plant and equipment and intangible assets	-	9
Funds obtained from operations	**1,788,674**	**528,538**

20) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Telefónica Móviles

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership	(Thousands of Euros) Stockholders' Equity Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Investment Valuation Allowance
Brasilcel, N.V. (*)	50,00%	100	3.796.450	(9)	-	1.899.423	(4)
Telefónica Móviles España, S.A., Sole-Stockholder Company (*)	100,00%	423.343	481.960	(3.350.288)	-	933.211	(933.211)
Telefónica Mobile Solutions, S.A., Sole-Stockholder Company (*)	100,00%	60	102	(12.400)	-	60	-
Terra Mobile, S.A. (*)	80,00%	3.597	135.023	(231.250)	-	201.770	(201.770)
Telefónica Móviles USA, Inc (*)	100,00%	-	(1.101)	(100)	-	-	-
TELCA Gestion Guatemala, S.A. (*)	100,00%	-	-	-	-	-	-
TELCA Gestion, S.A. de C.V. (*)	100,00%	22	1	(1)	-	24	-
TES Holding, S.A. de C.V. (*)	100,00%	150.019	(2.887)	(1.709)	-	136.638	(37.292)
TCG Holdings, S.A. (*)	100,00%	230.511	(635)	(557)	-	216.008	(57.987)
MobiPay Internacional, S.A.(*)	36,00%	30.051	(2.663)	(11.460)	-	10.818	(5.084)
Telefónica Móviles Peru Holding , S.A.A. (*)	97,97%	214.103	11.316	13.520	-	254.457	(11.661)
Telefónica Móviles Argentina, S.A.(*)	97,93%	147.804	(64.961)	(760.052)	-	495.786	(495.786)
Telefónica de Centroamérica, S.L.	100,00%	-	-	-	-	1.326	-
Telefónica Móviles Holding Uruguay, S.A. (*)	100,00%	22	(3)	(11)	-	50	-
Paging de Centroamérica, S.A.	100,00%	-	-	-	-	1	-
Telefónica Móviles Aplicaciones y Soluciones, S.A. (*)	100,00%	8.567	214	501	-	9.215	-
Omicron Ceti, S.L.	100,00%	-	-	-	-	4	-
Telefonica Soporte y Tecnología, S.A.	99,99%	-	-	-	-	1	-
Telefónica Móviles México, S.A. de C.V.(*)	92,00%	1.874.455	-	(180.563)	-	995.616	(211.948)
		Total Subsidiaries and Associated Companies at 12/31/02				5.154.408	(1.954.743)

(*) Data obtained from the individual financial statements of these companies as of December 31, 2002. The data relating to companies located outside the eurozone were expressed in euros by translating the capital and reserves at the year-end exchange rates and the income (loss) at the average exchange rates for the year.

Telefónica Telefónica Móviles, S.A.

Móviles

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA MÓVILES, S.A.

2002 DIRECTORS' REPORT

On February 14, 2000, within the process to restructure the Telefónica Group by business lines, Telefónica Móviles, S.A. was incorporated to manage the mobile communication business of the Telefónica Group, and to act as a vehicle for expansion in countries where the Telefónica Group did not yet have a presence.

In 2002, and within the above mentioned restructuring process, Telefónica, S.A. subscribed the share capital increases carried out by Telefónica Móviles, S.A on May 24 and 29, 2002 through the non-monetary contribution of shareholdings in the Brazilian companies Iberoleste Participações, S.A., which holds an interest in Tele Leste Celular Participações, S.A., TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and SudesteCel Participações, S.A. Those increases were agreed by the shareholders of Telefónica Móviles, S.A. at their general meeting held on June 1, 2001.

Mesotel de Costa Rica, S.A. also subscribed a share capital increase which was carried out on July 22, 2002 through the non-monetary contribution of shareholdings in TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A. Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. This increase was agreed by the shareholders of Telefónica Móviles, S.A. at their general meeting held on de April 4, 2002.

In 2002, in the face of delays in availability of UMTS technology, Telefónica Móviles has redefined its short and long-term objectives in Europe, and revised its business model taking into consideration the market situation in Germany, Austria, Italy and Switzerland, where the Company has been awarded third generation licences.

In these circumstances, Telefónica Móviles considered that the best strategic option was to reduce financial exposure in those markets, and accordingly recorded losses of 3,378 million euros at December 31, 2002. This loss derives from the adjustment in value of the interest held in Telefónica Móviles España, S.A., parent company of the European operators. The net loss recorded in the consolidated financial statements of the Móviles Group for this adjustment amounted to 5,049.9 million euros.

On September 10, 2002, after receiving appropriate authorisation from the pertinent Mexican authorities, a 65.23% shareholding was acquired in Pegaso Telecomunicaciones, S.A. de C.V. which, together with companies from Northern Mexico, was subsequently transferred to Telefónica Móviles México, S.A. This contribution gave Telefónica Móviles an interest of 92% in that company, thereby completing its nationwide presence in Mexico and permitting the generation of major synergies by taking advantage of the economies of scale afforded by its size.

On December 27, 2002, after complying with Brazilian regulatory requirements, an agreement was entered into between Telefónica, S.A., Telefónica Móviles, S.A. and Portugal Telecom and PT Moveis, SGP for creation, at 50% each, of the Joint Venture Brasilcel, NV. This joint venture was incorporated through the contribution of 100% of the shares held by both Groups in mobile communication companies in Brazil, making it the largest mobile operator in Brazil and in South America, with a customer portfolio of 13.74 million in December 2002, and the possibility of important synergies by taking advantage of the economies of scale afforded by its size and the combined leadership of both groups in the Brazilian mobile telephony sector.

The customer portfolio at the year end amounts to 41.4 million (including the Joint Venture with Portugal Telecom), as compared with 29.8 million at the end of 2001.

In spite of increasing competition, the above figures demonstrate the solid position of Telefónica Móviles with regard to its competitors in all of the regions in which has a presence. This is due in great part to the policies of customer loyalty and concentration on high quality customers implemented in the various operators. In these circumstances, the positive evolution of Telefónica Móviles España stands out, making it a benchmark in all business parameters for operators established in the different European markets.

The individual results of Telefónica Móviles, S.A. for 2002 reflect a loss for the year of 2,672,453 thousand euros, mainly as a result of the following:

- Operating income of 36,536 thousand euros, deriving principally from Technical Capacity Transfer and Management contracts entered into by the Company with various operators in Brazil and Peru.

- Operating expenses of 142,129 thousand euros, of which 39,733 thousand euros relate to personnel expenses and 102,396 thousand euros to amortisation, depreciation and other operating expenses.

- Net financial profit of 1,379,583 thousand euros, which includes financial income of 485,237 thousand euros relating to tax credits granted to various Telefónica Móviles Group companies, and financial expenses of 330,061 thousand euros incurred on financing granted mainly by Telefónica, S.A. Dividends of 1,430,346 thousand euros have been received, primarily from Telefónica Móviles España, S.A.

- An extraordinary loss of 4,335,643 thousand euros, mainly due to provisions made to cover changes in the value of investments.

The balance sheet of Telefónica Móviles, S.A. at December 31, 2002 shows total assets of 13,598,821 thousand euros, of which 95,789 thousand euros correspond to costs of incorporation, start-up and share issues, and 4,007,217 thousand euros to equity holdings in foreign companies.

In 2002 Telefónica Móviles, S.A., which files a consolidated income tax return as part of the Telefónica Group, has recognised income tax recoverable of 389,200 thousand euros and has contributed tax credits of 317,567 thousand euros to the parent company.

At December 31, 2002 Telefónica Móviles, S.A. had 294 employees.

The Company has carried out no operations involving treasury stock during the year.

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles, S.A. and Companies composing the Telefónica Móviles Group

Auditor's Report

Consolidated Financial Statements for 2002
Management Report

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Stockholders of
Telefónica Móviles, S.A.:

1. We have audited the consolidated financial statements of TELEFÓNICA MÓVILES, S.A. AND SUBSIDIARIES ("the Telefónica Móviles Group") comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 consolidated financial statements. Our auditors' report dated March 14, 2002, on the 2001 consolidated financial statements contained an opinion qualified for an uncertainty due to the possible effect that the economic situation in Argentina and certain measures adopted by the Argentine government might have on the Telefónica Móviles Group's net investment in Argentina, which amounted to €493 million as of December 31, 2001. It also contained an emphasis paragraph in which we stated that management of the Telefónica Móviles Group and of certain of its Group companies that hold third-generation wireless telephony UMTS licenses intend to update and review annually the business plans approved by their stockholders, based on the evolution of the assumptions on which they are based and on the availability of this technology for the marketing thereof.

   In the 2002 consolidated financial statements of the Telefónica Móviles Group a loss of €394 million was recorded under the "Stockholders' Equity" caption ("Translation differences in consolidation") and a loss of €37 million was recorded in the statement of operations due mainly to the devaluation of the Argentine peso with respect to the U.S. dollar and the euro. After recording these effects for accounting purposes, the net investment of the Telefónica Móviles Group in Argentina amounted to €122 million as of December 31, 2002. The Parent Company's directors consider this amount to be recoverable based on the most recent business plans prepared by them (see Note 2-d).

   Also, based on the results of the review of the business plans and on the conclusions of reports of third parties prepared at the request of the Board of Directors of Telefónica Móviles, S.A., the Parent Company's directors have notified their decision to temporarily suspend and restructure the business activities in Germany, Italy, Switzerland and Austria, and recorded in 2002 the related accounting write-downs. These write-downs, which are described in Note 1, amount to €5,050 million in the consolidated statement of operations.

3. In our opinion, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica Móviles, S.A. and Subsidiaries as of December 31, 2002, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4. The accompanying consolidated management report for 2002 contains the explanations which the Parent Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any pro forma information or information other than that drawn from the Consolidated Companies' accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in R.O.A.C. under no. S0692

Eduardo Sanz Hernández

February 19, 2003

Telefónica Móviles

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

CONSOLIDATED FINANCIAL STATEMENTS FOR 2002
TOGETHER WITH MANAGEMENT REPORT AND
AUDITORS' REPORT

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles

Telefónica Móviles, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

Thousands of Euros

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS	**11.534.961**	**18.198.437**
Start-up expenses	371.840	452.989
Intangible assets, net (Note 5)	2.295.227	10.827.582
Research and development expenses	8.394	3.318
Concessions, patents, licenses and other	1.981.335	10.599.401
Rights on leased assets	7.716	7.471
Computer software and other	902.528	532.256
Accumulated amortization and allowances	(604.746)	(314.864)
Property, plant and equipment (Note 6)	4.661.729	5.244.414
Land and structures	804.476	744.780
Telephone installations	7.323.497	7.088.289
Furniture, fixtures and other	473.926	476.759
Computer hardware	479.952	430.505
Construction in progress	349.432	690.431
Accumulated depreciation and allowances	(4.769.554)	(4.186.350)
Long-term investments	4.206.165	1.673.452
Investments in associated companies (Note 7-a)	1.082.845	1.132.968
Other investments (Note 7-b)	6.986	8.120
Other long-term investments	307.887	161.792
Loans to Telefónica Group companies (Note 11)	1.673.313	103.488
Long-term deferred tax assets (Note 13-a)	1.136.488	268.863
Allowances (Note 7-c)	(1.354)	(1.779)
CONSOLIDATION GOODWILL (Note 8)	**1.564.874**	**1.111.812**
DEFERRED CHARGES	**24.816**	**34.360**
CURRENT ASSETS	**3.107.063**	**5.569.477**
Inventories	142.015	217.014
Inventories	181.356	240.916
Advances	1.523	10.127
Allowances	(40.864)	(34.029)
Accounts receivable	1.655.022	2.171.823
Trade receivables	1.458.473	1.524.473
Receivable from Telefónica Group companies (Note 11)	270.561	579.231
Sundry accounts receivable	40.810	46.578
Employee receivables	2.883	3.961
Taxes receivable (Note 13-b)	208.186	377.724
Allowance for bad debts	(325.891)	(360.144)
Short-term investments	1.151.308	3.076.172
Loans to Telefónica Group companies (Note 11)	1.070.902	2.950.987
Other loans	80.406	125.185
Cash	120.546	71.412
Accrual accounts	38.172	33.056
TOTAL ASSETS	**16.231.714**	**24.914.086**

The accompanying Notes 1 to 21 and Exhibit I are an integral part these consolidated balance sheets

Telefónica Móviles

Telefónica Móviles, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

Thousands of Euros

STOCKHOLDERS' EQUITY AND LIABILITIES	2002	2001
STOCKHOLDERS' EQUITY (Note 9)	3.247.583	7.488.652
Capital stock	2.165.275	2.144.596
Additional paid-in capital	4.619.883	4.396.143
Other reserves of the Parent Company	(601.630)	(105.017)
Accumulated losses	(601.630)	(105.017)
Reserves at consolidated companies	1.929.898	440.528
Translation differences in consolidation	(1.135.122)	(380.355)
Income (Loss) for the year	(3.730.721)	992.757
Income (Loss) of the Parent Company and subsidiaries	(7.934.270)	1.064.902
Loss of associated companies (Note 14-d)	(159.480)	(119.210)
Income attributable to minority interests (Note 10)	4.363.029	47.065
MINORITY INTERESTS (Note 10)	(14.417)	1.198.328
DEFERRED REVENUES	21.772	34.588
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-l)	2.116.268	30.682
LONG-TERM DEBT	7.291.728	5.399.961
Security issues	699.469	-
Other marketable debt securities	699.469	-
Payable to credit institutions (Note 12)	488.470	396.878
Payable to Telefónica Group companies (Note 11)	6.025.877	1.872.922
Other payables	19.407	3.009.538
Other payables (Note 4-m)	19.407	3.009.538
Long-term deferred tax liabilities (Note 13-a)	58.505	120.623
CURRENT LIABILITIES	3.568.780	10.761.875
Security issues	1.415	106.517
Short-term marketable debt securities	1.415	106.517
Payable to credit institutions	478.068	391.331
Loans and other payables (Note 12)	466.306	378.764
Interest payable	11.762	12.567
Payable to Telefónica Group companies (Note 11)	777.007	7.538.351
Trade accounts payable	1.654.191	1.994.314
Accounts payable for purchases and services	1.654.191	1.994.314
Other nontrade payables	557.412	672.340
Taxes payable (Note 13-b)	362.944	450.609
Other nontrade payables	194.468	221.731
Accrual accounts (Note 4-p)	100.687	59.022
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	16.231.714	24.914.086

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2002 AND 2001

	Thousands of Euros	
DEBIT	**2002**	**2001**
EXPENSES		
Decrease in inventories	45.021	25.862
Procurements	2.383.980	1.865.860
Purchases	1.140.145	799.346
Purchases from Telefónica Group companies (Note 11)	25.957	2.693
Work performed by other companies	1.019.215	870.818
Work performed by Telefónica Group companies (Note 11)	198.663	193.003
Personnel expenses (Note 14-b)	539.231	528.362
Depreciation and amortization expense	1.297.926	1.244.618
Property, plant and equipment (Note 6)	978.027	1.019.809
Intangible assets (Note 5)	245.248	172.569
Deferred charges	74.651	52.240
Variation in operating allowances	127.756	221.990
Variation in allowances for bad debts	127.756	221.990
Other operating expenses	2.389.903	2.566.381
Outside services	1.760.716	1.730.602
Outside services provided by Telefónica Group companies (Note 11)	526.848	619.986
Taxes other than income tax	102.339	215.793
OPERATING INCOME	**2.411.397**	**2.076.491**
Financial expenses on debts to Telefónica Group companies (Note 11)	302.632	229.935
Other interest on debts and similar expenses	112.731	132.499
Exchange losses	480.331	330.971
FINANCIAL INCOME	-	-
Share in losses of companies accounted for by the equity method (Note 14-d)	159.480	120.130
Amortization of consolidation goodwill (Note 8-b)	87.096	53.773
INCOME FROM ORDINARY ACTIVITIES	**1.854.227**	**1.605.502**
Variation in investment valuation allowances (Note 7-c)	519	373
Losses on intangible assets (Note 1)	9.294.033	30
Losses on property, plant and equipment (Note 1)	89.586	77.675
Extraordinary expenses and losses (Notes 1 and 14-c)	2.778.842	58.436
EXTRAORDINARY INCOME	-	-
INCOME BEFORE TAXES	-	**1.558.893**
Corporate income tax (Note 13-c)	(2.131.899)	613.201
INCOME FOR THE YEAR	-	**945.692**
Income attributed to minority interests (Note 10)	39.306	49.319
NET INCOME FOR THE YEAR	-	**992.757**

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated statements of operations.

Telefónica Móviles — Telefónica Móviles, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2002 AND 2001

	Thousands of Euros	
CREDIT	2002	2001
B) REVENUES		
Net sales to Telefónica Group companies (Note 11)	1.387.755	1.327.089
Net sales and services (Note 14-a)	7.673.302	7.017.501
Capitalized expenses of in-house work on fixed assets	74.461	128.599
Other operating revenues	59.696	56.375
Non-core and other current operating revenues from Telefónica Group companies (Note 11)	7.904	5.986
Non-core and other current operating revenues	37.795	38.904
Overprovision for contingencies and expenses	13.997	11.485
OPERATING LOSS	-	-
Revenues from equity investments	-	25.633
In Telefónica Group companies (Note 11)	-	25.633
Revenues from other securities and loans	121.614	138.016
Telefónica Group companies (Note 11)	84.449	100.489
Other companies	37.165	37.527
Exchange gains	463.486	231.750
FINANCIAL LOSS	**310.594**	**298.006**
Share in the income of companies accounted for by the equity method (Note 14-d)	-	920
LOSS ON ORDINARY ACTIVITIES	-	-
Gains on fixed asset disposals	1.955	1.328
Capital subsidies	348	421
Extraordinary revenues (Note 14-e)	80.801	88.156
EXTRAORDINARY LOSS	**12.079.876**	**46.609**
LOSS BEFORE TAXES	**10.225.649**	-
LOSS FOR THE YEAR	**8.093.750**	-
Loss attributed to minority interests (Note 10)	4.402.335	96.384
NET LOSS FOR THE YEAR	**3.730.721**	-

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated statements of operations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR 2002

1) INTRODUCTION AND GENERAL INFORMATION

On January 12, 2000, the Stockholders' Meeting of Telefónica, S.A. resolved to incorporate a company to group together all the Telefónica Group's wireless communications businesses in the world, which were located in Europe, Latin America and the Maghreb. Pursuant to this resolution, Telefónica Móviles, S.A., with registered office at Goya, 24, Madrid (Spain), was incorporated on February 14, 2000.

Telefónica Móviles, S.A. ("the Company", "the Parent Company" or "Telefónica Móviles") and its subsidiaries, investees or multigroup companies make up an integrated group of companies ("the Telefónica Móviles Group", "the Móviles Group" or "the Group") operating mainly in the telecommunications industry.

The corporate purpose of Telefónica Móviles, per Article 2 of its bylaws, is the performance of all manner of business activities in the field of telecommunications and value added services in the broadest sense. All the business activities that constitute the corporate purpose may be performed either directly by the Company or through ownership interests in companies with an identical or similar corporate purpose.

On October 26, 2000, the Stockholders' Meeting of Telefónica Móviles resolved to launch an initial public offering (IPO) through a capital increase. In November 2000 Telefónica Móviles, S.A. applied for the admission of its shares to listing on the New York Stock Exchange (NYSE), instrumented in American Depositary Shares (ADS), and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, and for the inclusion of its shares in the Spanish computerized trading system (continuous market). All the shares were subscribed in the initial public offering.

The Company's main asset consists of holdings in various telecommunications operators in various countries. The companies composing the Group as of December 31, 2002, and Telefónica Móviles, S.A.'s direct, indirect and total percentages of ownership in each of them are detailed in Exhibit I to these Notes. The main holdings are as follows:

- **Telefónica Móviles España, S.A. (Sole-Stockholder Company):** the company responsible for the management and operation of wireless communications in Spain.
- **Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company):** a company incorporated on April 14, 2000, to engage in the development of telecommunications technologies, e-solutions and wireless communications consulting services.

- **Terra Mobile, S.A.:** a Spanish company incorporated on June 21, 2000, whose corporate purpose is to operate content and services through wireless networks using WAP technology or any other technology that may be developed in the future.

- **Mobipay International, S.A.:** a company incorporated on December 21, 2000, whose main corporate purpose is the provision of wireless telephony payment services worldwide, excluding Spain.

- **Mobipay España, S.A.:** a company incorporated on July 10, 2001, whose main corporate purpose is the provision of wireless telephony payment services in Spain.

- **Telefónica Comunicaciones Personales, S.A.:** a company which provides wireless communications services in Argentina.

- **Telefónica Móviles, S.A.C.:** a company which provides wireless communications services in Peru.

- **Telefónica de El Salvador, S.A. de C.V.:** a company which provides wireless communications and international long-distance services in El Salvador.

- **Telefónica Centroamérica Guatemala, S.A.:** a company which provides wireless and wireline communications services and radio-paging services in Guatemala.

- **Medi Telecom, S.A.:** a company which has provided wireless communications services in Morocco since March 2000.

- **Group 3G UMTS Holding GmbH** (formerly Marabu Vermögensverwaltung GmbH): a German company whose corporate purpose is the installation and execution of third-generation wireless communications systems.

- **Ipse 2000 S.p.A:** an Italian company acquired on August 22, 2000, whose corporate purpose is the installation and execution of third-generation wireless communications systems.

- **3G Mobile Telecommunications GmbH:** an Austrian company acquired on September 11, 2000, whose corporate purpose is the provision of telecommunications services.

- **3G Mobile AG**: a Swiss company acquired on December 29, 2000, whose corporate purpose is the provision of telecommunications services.

- **Telefónica Móviles Soluciones y Aplicaciones, S.A.:** a Chilean company incorporated on July 1, 2002, which engages mainly in the development of commercial software and the provision of counseling services for the Telefónica Móviles Group communications and Internet companies.

- **Brasilcel, N.V.:** a company to which the holdings owned by Telefónica Móviles, S.A. and the Portugal Telecom Group in wireless telephony companies in Brazil (see Note 2-c) were contributed on December 27, 2002, thereby making it Brazil's largest wireless operator. This joint venture, which is 50% owned and managed by each of the two groups, comprises the following wireless communications operators:

- **Tele Sudeste Celular Participações, S.A.:** a Brazilian company which provides wireless communications services in the states of Rio de Janeiro and Espirito Santo through its operators Telerj Celular, S.A. and Telest Celular, S.A., respectively.

- **Tele Leste Celular Participações, S.A.:** a Brazilian company which provides wireless communications services in the states of Bahia and Sergipe through its operators Telebahia Celular, S.A. and Telergipe Celular, S.A., respectively

- **Celular CRT Participações, S.A.:** a Brazilian company which provides wireless communications services in the state of Rio Grande do Sul through its operator Celular CRT, S.A.

- **Telesp Celular Participações, S.A.:** a Brazilian company which provides wireless communications services in the states of São Paulo (through its operator Telesp Celular, S.A.) and Paraná and Santa Catarina (through its operator Global Telecom, S.A.).

- **Telefónica Móviles México, S.A. de C.V.:** a Mexican company to which all the shares of the Telefónica Móviles Group and the Pegaso Group in Mexican wireless operators (see Note 2-c) were contributed on September 10, 2002. This company, which is 92% owned by Telefónica Móviles, manages the following wireless communications operators:

  - **Grupo Corporativo del Norte, S.A. de C.V.:** a Mexican holding company which provides cellular telephony services through the operator Celular de Telefonía, S.A. de C.V. (Cedetel) in the states of Nuevo León, Tamaulipas and part of the state of Coahuila.

  - **Corporación Integral de Comunicación, S.A. de C.V.:** a Mexican holding company which provides cellular telephony services through the operator Telefonía Celular del Norte, S.A. de C.V. (Norcel) in the states of Chihuahua, Durango and part of the state of Coahuila.

  - **Baja Celular Mexicana, S.A. de C.V.:** a Mexican holding company which provides cellular telephony services in the states of Baja California Norte, Baja California Sur and in the municipality of San Luis del Río Colorado in Sonora and, through the operator Movitel del Noroeste, S.A. de C.V. (Movitel) in the states of Sinaloa and Sonora, with the exception of the municipality of San Luis del Río Colorado.

  - **Pegaso Telecomunicaciones, S.A. de C.V.:** a Mexican holding company which provides telecommunications services through the operator Pegaso Comunicaciones y Sistemas, S.A. de C.V. in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León). This company, which has a license to operate in all the regions, was acquired on September 10, 2002.

Companies providing telecommunications services are subject to specific regulatory frameworks, which sometimes set the rates for certain services. Also, some of these companies have commitments to the regulatory bodies whereby they are obliged, for a certain time period, to comply with certain installation rates and service quality standards. As of December 31, 2002 and 2001, all the companies had complied with these commitments.

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland. Since the acquisition of these licenses, Telefónica Móviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM virtual wireless network operator at the end of 2001.

However, since then significant technological changes and changes affecting the market and its competitors have led Telefónica Móviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefónica Móviles decided (i) to put on hold its commercial activities in Germany and (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at €300 million (risk exposure of €136 million for the Móviles Group). In the first three countries the coverage requirements laid down in the licenses might come into force earlier than in Italy and, accordingly, in view of the delay in the commercial viability of the technology with respect to the initial estimates, Telefónica Móviles, in accordance with the accounting principle of prudence in valuation, wrote down these investments for accounting purposes. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on the business plans analyzed to date, it should be possible to recover the remaining value assigned to the license. It hould be noted that license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 llion and could avail themselves of a deferred payment arrangement. Ipse 2000, S.p.A. has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down for accounting purposes.

Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Group, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of €5,049.8 as of December 31, 2002, which includes mainly asset write-downs, labor force restructuring expenses and expenses relating to the termination of contracts.

The detail, by caption and country, of the effect of the write-downs and restructuring expenses arising from the Group's decisions on the 2002 consolidated statement of operations and consolidated balance sheet of Telefónica Móviles is as follows:

(Thousands of Euros)		Allocated to:			
Statement of Operations	**Total Móviles Group**	Germany	Italy	Austria	Switzerland
Share in losses of companies accounted for by the equity method [1]	(34,386)	-	(34,386)	-	-
Losses on intangible assets [2]	(9,285,381)	(9,118,935)	-	(129,220)	(37,226)
Losses on property, plant and equipment [3]	(81,179)	(57,843)	-	(5,075)	(18,261)
Extraordinary expenses (net) due to halting of UMTS operations [4]	(2,563,469)	(829,427)	(1,699,931)	(9,979)	(24,132)
Loss before taxes	**(11,964,415)**	**(10,006,205)**	**(1,734,317)**	**(144,274)**	**(79,619)**
Corporate income tax [5]	2,716,511	-	-	-	-
Loss atributed to minority interests [6]	4,198,050	-	-	-	-
Loss for the year	**(5,049,854)**	-	-	-	-

(1) Relating mainly to the labor force restructuring and contract termination expenses recognized by Ipse 2000, S.p.A. (a company accounted for by the equity method) in its financial statements as of December 31, 2002.

(2) Relating mainly to the write-down of third-generation licenses at the fully consolidated companies.

(3) Relating to the property, plant and equipment retirements at the fully consolidated companies and including most notably the losses recognized by the German subsidiary Group 3G UMTS Holding GmbH arising from the halting of its GSM / GPRS commercial activity.

(4) Relating mainly to expenses arising from labor force restructuring (€37.1 million); termination of contracts €206.3 million); write-down of preopening expenses €100.9 million), and long-term investments €112.4 million); and the absorption of losses of minority interests (€382.4 million – see Note 10). In the case of the Italian investee Ipse 2000, S.p.A., this caption includes the provision for the value adjustment made to the investment in this company.

(5) Relating to the tax assets arising from the decline in value (tax-deductible investment valuation provision) of the European subsidiaries awarded the third-generation wireless telephony licenses.

(6) Relating to the losses attributable to minority interests in the German company Group 3G UMTS Holding GmbH.

The assets retired as a result of the aforementioned write-downs are as follows:

(Thousands of Euros)		Attributed to:		
Balance Sheet	**Total Móviles Group**	Germany	Austria	Switzerland
Start-up expenses	(100,871)	(84,794)	(6,499)	(9,578)
Intangible assets (Note 5)	(9,285,756)	(9,118,935)	(128,963)	(37,858)
Property, plant and equipment (Note 6)	(84,296)	(57,843)	(6,364)	(20,089)
Other assets	(114,691)	(114,691)	-	-
Total asset retirements	**(9,585,614)**	**(9,376,263)**	**(141,826)**	**(67,525)**

Note: Since Ipse 2000, S.p.A. is accounted for by the equity method and had not recorded the adjustment of the value of the assets at the date of preparation of its financial statements, Telefónica Móviles recorded the provision for assets under the "Provisions for Contingencies and Expenses" caption (see Note 4-l) on the liability side of the consolidated balance sheet as of December 31, 2002.

It should be noted that, although Telefónica Móviles, S.A. reported losses in 2002, these losses did not give rise to an additional cash disbursement (except for the expenses relating to termination of contracts and labor force restructuring) and reduce the financial risk exposure in these markets while maximizing the generation of cash flows for the Group at short term arising from the reduction of the investments.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

These consolidated financial statements of the Telefónica Móviles Group were prepared from the accounting records of Telefónica Móviles, S.A. and of each of the companies which compose the Telefónica Móviles Group. All the accounting regulations in force were applied, and, accordingly, the consolidated financial statements give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2002 and 2001.

These consolidated financial statements as of December 31, 2002 and 2001, which were prepared by the directors, will be submitted for approval by the Stockholders' Meeting, and Company Management consider that they will be approved without any changes.

The figures shown in the documents composing the consolidated financial statements and in the management report are expressed in thousands of euros, unless indicated otherwise.

b) Accounting policies

The items in the consolidated financial statements were valued in accordance with the generally accepted accounting principles in force. At the companies where accounting methods that differ from those of the Group were applied, the related adjustment was made in consolidation for uniform presentation purposes.

Consolidation was performed by applying the consolidation methods and procedures contained in the accounting regulations in force:

- The companies over which effective control is exercised were fully consolidated.

- The companies which are managed jointly with third parties were proportionally consolidated.

- The companies in which there is significant influence over their management but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method.

- The investees which are either not included in the foregoing points or which, although included, do not have a material impact on consolidation, are carried at cost net of the necessary allowances to reflect their market value if this is lower than cost.

All the accounts receivable and payable, purchases, sales and gains or losses on transactions between fully consolidated companies were eliminated in consolidation.

In accordance with standard practice in Spain, the consolidated financial statements do not include the tax effect, if any, of transferring the reserves and retained earnings of the consolidated subsidiaries to the Parent Company's accounts, since it is considered either that such reserves and earnings will not be distributed or that those distributed will not give rise to a material additional tax cost.

The equity of the minority interests in the net worth and result for the year is recorded under the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions, respectively in the accompanying consolidated financial statements.

The consolidated statements of operations includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company in question was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company in question was formed through year-end.

c) Comparative information and changes in the consolidated Group

Except for the accounting effect of the decisions adopted with regard to the operations of the European subsidiaries described in Note 1, there were no significant events preventing comparison of the amounts relating to the reporting year with those of the preceding year.

The scope of consolidation of the Telefónica Móviles Group has existed since February 14, 2000, the date of incorporation of the parent company, through the incorporation or acquisition of companies and the contribution, by the majority stockholders, of holdings in companies providing wireless communications services which have historically belonged to other Telefónica Group companies.

The main changes in the consolidated Group in 2002 and 2001 were as follows:

2002

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. – one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). The cost of the acquisition was €57,337 thousand.

Also, on July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders' Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27,658 thousand (see Note 9-a). Mesotel subscribed and paid these new shares in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

On March 5, 2002, Telefónica Móviles sold 2% of its holding in Mobipay International, S.A., thereby reducing its investment in this company to 36%.

On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001, for a total (par value plus additional paid-in capital) of €113,196 thousand (see Note 9-a). Telefónica, S.A. subscribed and paid these new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A. Following this capital increase, Tele Leste Celular Paticipações, S.A. was fully consolidated in the consolidated financial statements.

On May 29, 2002, Telefónica Móviles carried out another of the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001, for a total amount (par value plus additional paid-in capital) of €103,565 thousand (see Note 9-a). Telefónica, S.A. paid these new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two capital increases, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand. Following the aforementioned capital increases, Telefónica Móviles, S.A.'s direct and indirect investments in these companies were as follows: 73.27% in TBS Celular Participações, S.A., 27.71% in Tele Leste Celular Participações, S.A., 83.56% in Tele Sudeste Celular Participações, S.A., 89.50% in Sudestecel Participações, S.A. and 100% in Iberoleste Participações, S.A.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92,870 thousand. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.6 million.

On October 17, 2002, pursuant to the resolutions adopted in April 2001, Telefónica Móviles, S.A. acquired from Telefónica, S.A. a 0.63% holding in Celular CRT Participações, S.A. for a total of €11,544 thousand, bringing its direct and indirect investment in this company to 40.90%.

On October 17, 2002, Telefónica Móviles, S.A. acquired a 14.68% holding in Telesp Celular Participações, S.A. from Portugal Telecom SGPS, S.A. for €200,306 thousand.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. (see Note 18), 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil:

Companies Contributed	% Contributed		
	Telefónica Móviles	PT Móveis	TOTAL
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	-	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	-	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

2001:

Mobipay International, S.A. (incorporated on December 21, 2000) was accounted for by the equity method. In 2001, 12% of the holding in this company was sold and, accordingly, Telefónica Móviles now owns 38% of the capital stock of Mobipay International, S.A.

In 2001, pursuant to the resolutions adopted by the Stockholders' Meeting of Telefónica Móviles, S.A., in January, March and July 2002 investments in certain companies were transferred by means of capital increases through nonmonetary contributions carried out by Telefónica, S.A. under the special regime provided for in Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995. These nonmonetary contributions were made as a continuation of the acquisitions by Telefónica, S.A. in 2000 and 2001, and, consequently the value of these holdings at Telefónica Móviles, S.A. is the same as the value at which they had been carried at Telefónica, S.A., as detailed below:

On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, for a total amount (par value plus additional paid-in capital) of €495,783 thousand (see Note 9-a). Telefónica, S.A. subscribed and paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. On November 16, 2001, effective for accounting purposes from February 1, 2001, the non-proportional spin-off of Telefónica de Argentina, S.A. was completed, through which Telefónica Móviles, S.A. acquired 97.93% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A. (TCP). The value for tax purposes of the new holding used in the transaction was approximately €1,270,680 thousand. This company is fully consolidated in the consolidated financial statements.

On March 7, 2001, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, for a total amount (par value plus additional paid-in capital) of €253,863 thousand (see Note 9-a). Telefónica, S.A. subscribed and paid the new shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. On June 15, 2001, effective for accounting purposes from January 1, 2001, the non-proportional spin-off of Telefónica del Perú, S.A.A. was completed, through which Telefónica Móviles, S.A. acquired 97.05% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Perú Holding, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. The value for tax purposes of the new holding used in the transaction was approximately €591,810 thousand. Also, in November 2001 an additional holding of 0.92% in Telefónica Móviles Perú Holding, S.A.A. was acquired for €595 thousand, giving Telefónica Móviles a holding of 97.97% in this company's capital stock. This company is fully consolidated in the consolidated financial statements.

On July 5, 2001, Telefónica Móviles, S.A. carried out the capital increase agreed upon by the Stockholders' Meeting on October 30, 2000, for a total amount (par value plus additional paid-in capital) of €686,409 thousand (see Note 9-a). Telefónica, S.A. subscribed and paid the new shares in full through the contribution of shares which enabled the direct and/or indirect acquisition of the following percentages of ownership of wireless communications operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. The value for tax purposes of the new holding used in the transaction was approximately €2,173,740 thousand. These companies are fully consolidated in the consolidated financial statements.

On February 6, 2001, the Telefónica Móviles Group received official notification of the grant of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508 thousand. The company which holds the license, 3G Mobile AG, was fully consolidated.

In April 2001, having obtained authorization from the Brazilian regulator (ANATEL), Banco Bilbao Vizcaya Argentaria, S.A. exercised its sale option vis-à-vis Telefónica Móviles on

131,265,812 shares, accounting for 6.99% of the capital stock of TBS Celular Participações, S.A. Telefónica Móviles paid €39,919 thousand in this connnection.

On July 10, 2001, Mobipay España, S.A. which was 20% owned by the Telefónica Móviles Group was incorporated with a capital stock of €60 thousand. Part of the holding was subsequently sold and, accordingly, the Móviles Group currently holds 13.33% of the capital stock of Mobipay España, S.A. This company is accounted for by the equity method in the consolidated financial statements, since it is managed jointly with the other stockholders.

Since October 1, 2001, based on agreements with Terra Networks, S.A. whereby Telefónica Móviles increased its holding in the capital stock of Terra Mobile, S.A. to 80%, the latter company has been fully consolidated.

Since October 1, 2001, Ipse 2000, S.p.A. has been accounted for by the equity method in the consolidated financial statements. This method is the most appropriate pursuant to the provisions of Article 11.2.b of Royal Decree 1815/1991 approving the rules for the preparation of financial statements, because since October 1, 2001 certain difficulties have been gradually disclosed which, in practice, have substantially affected the control over the management of Ipse 2000, S.p.A effectively exercised by the Telefónica Móviles Group.

On June 30, 2001, Telefónica Móviles, the sole stockholder of Telefónica Móviles España, S.A. (Sole-Stockholder Company) (the absorbing company) and of Telefónica Móviles Intercontinental, S.A. (Sole-Stockholder Company) (the absorbed company), resolved to merge these companies through the dissolution without liquidation and the transfer *en bloc* by way of universal succession of all the assets and liabilities of the absorbed company to the absorbing company. Once all the legal requirements had been fulfilled, this resolution was executed in a public deed on November 29, 2001, effective for accounting purposes from January 1, 2001. The merger balance sheet was the audited balance sheet as of December 31, 2000. This transaction did not have any effect on these consolidated financial statements, since Telefónica Móviles was the sole stockholder of both companies.

d) Devaluation in Argentina

In view of its international presence, the Telefónica Móviles Group, like other corporations, has been affected by the economic situation in Argentina. As of December 31, 2002 and 2001, the Telefónica Móviles Group's exposure at the various Argentine companies amounted to €121,731 thousand and €493,548 thousand , respectively, including the asset value assignable to those holdings and the internal financing provided.

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefónica Móviles Group used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP 1.7/US$ 1 at year-end as the inicial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/€1 (ARP 3.37/US$ 1). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings of €36,751 thousand and €42,066 thousand in 2002 and 2001, respectively, and accumulated negative amounts under the "Translation Differences in Consolidation" caption of €393,697 thousand and €254,844 thousand in 2002 and 2001, respectively.

The accompanying consolidated financial statements do not include an adjustment for inflation at the Argentine subsidiaries, although under Argentine accounting regulations these companies are required to record such an adjustment. The uniformity adjustment made is due to the fact that as of December 31, 2002, the indicators established by international accounting regulations in order to determine whether a country can be considered to be highly inflationary for the purposes of recording the adjustment for inflation were not being met. Salaries, prices and interest rates, in particular, were not tied to the CPI, and the cumulative three-year CPI increase is not close to 100%, due largely to the measures to control it taken by the government.

The business plans prepared by the Company envisage the obtainment of sufficient income by the investee to guarantee the recovery of the Telefónica Móviles Group's net investment in Argentina.

3) PROPOSED ALLOCATION OF LOSS OF THE PARENT COMPANY

The Board of Directors will propose for approval by the Stockholders' Meeting that the loss of the Parent Company for 2002 be offset with a charge to the "Stockholders' Equity – Additional Paid-in Capital" caption in the accompanying consolidated balance sheet.

4) VALUATION STANDARDS

The main valuation methods used in the preparation of the consolidated financial statements were as follows:

a) Consolidation goodwill

The amount paid for the acquisition of significant investments in excess of the underlying book value of such investments at the acquisition date and not directly allocable to the companies' assets is recorded as consolidation goodwill and amortized during the period in which such goodwill contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

b) Translation of the financial statements of foreign companies included in consolidation

The financial statements of the companies located abroad were expressed in euros, the assets and liabilities were translated to euros at the year-end exchange rates; capital stock, reserves and first-time consolidation differences at the historical exchange rates; and revenues and expenses at the average exchange rates for the year. The difference arising between translating the related items by the aforementioned methods and translating at the year-end exchange rates is reflected under the "Translation Differences" caption in the accompanying consolidated balance sheets (see Note 9-c).

Except as indicated in the case of Argentina in Note 2d above, the companies which use accounting methods with adjustments for inflation apply the accounting standards in force in the respective countries, which involve valuing monetary assets and liabilities at their face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation between the date on which the related item was first recorded by the company and year-end. Accordingly, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the "Exchange Losses" or "Exchange Gains" captions. The figures thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made using the translation method described in the previous paragraph.

c) Start-up expenses

Start-up expenses, which comprise incorporation, capital increase and preopening expenses, are recorded at cost and are amortized on a straight-line basis over five years from the commencement of the related activities.

d) Intangible assets

This caption in the accompanying consolidated balance sheets includes the following items:

Concessions, patents, licenses, trademarks and other-

This caption includes mainly the following items:

The amount allocable to the licenses to operate the wireless communications services of the companies awarded to the Telefónica Group in the privatization of Telebrás in Brazil. These licenses were recorded at the market value of these assets at the time of acquisition of the investees. The licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

The DCS 1800 MHz license is recorded for the amounts paid to the Spanish public authorities plus the amounts paid for the cost of the clean-up of the radio spectrum that is necessary for the implementation and development of these licenses. The DCS 1800 MHz license is being amortized over 25 years (the concession period) based on the estimated capacity to generate revenues in each period.

Licenses for the provision of Personal Communications Services (PCS) in Argentina. These licenses are being amortized over 20 years, based on the estimated capacity to generate revenues in each period.

UMTS licenses obtained in Spain, Germany, Italy, Austria and Switzerland. In the case of Spain, due to the unavailability of technology and to the revenue and expense matching principle, commencement of the amortization of these licenses will coincide with the commencement of commercial operation and the amortization will be taken over the term thereof. The amortization method used will be based on the estimated capacity to generate revenues in each period. The initial acquisition cost of the investments in the other countries was written down for accounting purposes on the basis of the valuations obtained; the value recorded reflects the current estimate of the realizable value of these businesses (see Note 1).

Computer software and other intangible assets are amortized on a straight-line basis over three to five years.

e) Property, plant and equipment

Property, plant and equipment are carried at the lower of cost or market.

Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable indirect costs required for the related investments. The latter two items are recorded under the 'Capitalized Expenses of In-House Work on Fixed Assets" caption in the accompanying consolidated statements of operations.

The costs of expansion, modernization and improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its property, plant and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Assets	Years of Estimated Useful Life
Structures	5-15
Telephone installations	5-10
Computer hardware	4-5
Furniture, fixtures and other	2-10

f) Long-term financial investments

The investments which are not fully consolidated or accounted for by the equity method in the consolidated financial statements are recorded at cost net of the required investment valuation allowances if cost is higher than market value.

g) Short-term investments

Short-term investments are valued at face value plus the accrued interest receivable at year-end.

h) Inventories

Warehouse installation materials and consumables and spare parts are valued at the lower of weighted average cost or market

i) Corporate income tax

The accrued corporate income tax expense of the Group companies is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that do not reverse in subsequent periods.

The Spanish companies in which Telefónica, S.A. had a direct or indirect holding of at least 75% in 2002 and of at least 90% in 2001 are taxed under Spanish corporate income tax under the consolidation tax regime. Telefónica Móviles, S.A. and the Spanish subsidiaries which meet this requirement file consolidated tax returns as part of the Telefónica, S.A. consolidated tax group.

j) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency accounts payable and receivable to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The resulting positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless they have been charged to income in prior years or, in the current year, to the "Exchange Losses" account. In the latter case, the positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year. Negative differences are charged directly to income.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

The exchange differences arising from foreign currency transactions to specifically finance investments in investees which hedge the exchange rate risk on these investments are included under the "Translation Differences" caption in the accompanying consolidated balance sheets.

These transactions are deemed to be hedging transactions when the foreign currency in which the financing is denominated is either the same as or is correlated with the functional currency of the investee's country and of the cash flows generated by the investment, and the expected flows of dividends and management fees are sufficient to ensure full repayment of the loans concerned throughout their term. Consequently, to ensure consistency in the treatment of the exchange differences on the subsidiaries' assets and on the liabilities financing such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with international accounting standards, to the "Translation Differences" caption. The effect on these consolidated financial statements is not material (see Note 9-c).

k) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

In 2000 Telefónica Móviles España, S.A. (Sole-Stockholder Company) commenced a sales promotion based on the obtainment of points by subscribers to the Movistar service on the basis of telephone usage. These points can be exchanged for discounts on purchases of handsets, for usage or other services, based on the number of points obtained and the type of contract with Telefónica Móviles España, S.A. (Sole-Stockholder Company). The accompanying consolidated balance sheets as of December 31, 2001 and 2002, include the related accounting provision based on the estimated value on of the accumulated points at those dates.

l) Provisions for contingencies and expenses

The balance of this caption includes the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount to be borne by the Company. These provisions thus constitute a fund enabling the Company to meet expenses, losses or debts when it becomes liable for them. As of December 31, 2002, €2,116,628 thousand had been recorded in this connection. As described in Note 1, €1,699,931 thousand relate to the provision recorded for the decline in value of the investment in Ipse 2000, S.p.A. and the provision for the absorption of losses of minority stockholders of Group 3G UMTS Holding GmbH (see Note 10).

Also, this caption includes the provisions recorded by the companies for severance pay based on employees' years of service, in accordance with the legislation applicable in each country or with the contractual agreements entered into, and the provisions recorded for probable third-party liability or expenses of undetermined amount.

m) Long-term debt – Other payables

This caption includes mainly debts maturing at over 12 months incurred in connection with the obtainment of third-generation licenses.

n) Derivative products

Derivatives transactions arranged by the Group whose purpose and effect is to eliminate or significantly reduce currency, interest rate or market risks on asset and liability positions or other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the related provision is recorded with a charge to the consolidated statement of operations as soon as losses are anticipated. Differences in market price are recorded when the transactions are canceled or finally settled.

o) Pension plan

Telefónica Móviles, S.A. and its Spanish subsidiaries have arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, with the following features:

- Contribution of between 4.51% and 6.87% of the participants' regulatory salary.
- Obligatory contribution for participants of a minimum of 2.2% of their salary.
- Individual financial capitalization system.

The plan is assigned to "FONDITEL B, FONDO DE PENSIONES", managed by the Telefónica Group company Fonditel Entidad Gestora de Fondos de Pensiones, S.A. ("Fonditel"). The amount of the contributions made by the Group in 2002 and 2001 totaled €6,596 thousand and €5,710 thousand, respectively, and these amounts are included under the "Personnel Expenses" caption in the accompanying consolidated statements of operations.

p) Liability accrual accounts

Under this caption the Group companies record mainly the amount of purchases made by subscribers to the prepaid service for recharging or acquiring cards which, at year-end, has not yet accrued or been recorded as a revenue because the subscribers to this service have not used up the full balance of their cards.

5) INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2001 and 2002 is as follows:

a) Cost

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Research and development expenses	3,029	-	-	(3,203)	3,318	174	3,318
Concessions, patents, licenses and other	13,204,224	447,838	433,035	-	(3,324,228)	(161,468)	10,599,401
Rights on leased assets	7,471	-	-	-	-	-	7,471
Computer software and other	296,575	46,542	269,542	(30,466)	(43,670)	(6,267)	532,256
Total intangible assets	**13,511,299**	**494,380**	**702,577**	**(33,669)**	**(3,364,580)**	**(167,561)**	**11,142,446**

	Thousands of Euros							
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development expenses	3,318	-	-	-	-	5,005	71	8,394
Concessions, patents, licenses and other	10,599,401	1,053,780	(443,569)	270,914	(9,254,380)	(40,106)	(204,705)	1,981,335
Rights on leased assets	7,471	-	-	247	-	-	(2)	7,716
Computer software and other	532,256	129,157	(50,679)	233,331	(67,823)	160,631	(34,345)	902,528
Total intangible assets	**11,142,446**	**1,182,937**	**(494,248)**	**504,492**	**(9,322,203)**	**125,530**	**(238,981)**	**2,899,973**

b) Accumulated amortization

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Provision	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Concessions, patents, licenses and other	21,505	39,342	68,041	-	(1,995)	(6,090)	120,803
Computer software and other	76,262	28,909	104,528	(23,722)	493	(2,692)	183,778
Total accumulated amortization	**97,767**	**68,251**	**172,569**	**(23,722)**	**(1,502)**	**(8,782)**	**304,581**
Allowance for decline in value	-	-	**17,483**	-	-	**(7,200)**	**10,283**

	Thousands of Euros							
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development expenses	-	-	-	900	-	449	3	1,352
Concessions, patents, licenses and other	120,803	97,853	(31,203)	65,940	(170)	(14,566)	(23,710)	214,947
Rights on leased assets	-	-	-	2,510	-	2,491	(1)	5,000
Computer software and other	183,778	53,802	(16,145)	175,898	(18,119)	17,429	(17,996)	378,647
Total accumulated amortization	**304,581**	**151,655**	**(47,348)**	**245,248**	**(18,289)**	**5,803**	**(41,704)**	**599,946**
Allowance for decline in value	**10,283**	**2,680**	**-**	**525**	**(4,406)**	**1,523**	**(5,805)**	**4,800**

The "Inclusion of Companies" column in the 2002 "Cost" and "Accumulated Amortization" tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. The "Exclusion of Companies" column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2-c.

The "Retirements" column for 2002 includes mainly the effect of the value adjustment of the licenses and other intangible assets for operation of the UMTS system in Germany, Austria and Switzerland (see Note 1).

The "transfers" column for 2001 shows the effect of the change in the method used to consolidate Ipse 2000, S.p.A, while the column relating to 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

The "Translation Differences" column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations is included in the column relating to each variation.

6) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2001 and 2002 are as follows:

a) Cost

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Land and structures	594,744	71,677	1,797	(2,650)	91,793	(12,581)	744,780
Telephone installations	5,023,992	1,786,364	70,673	(54,115)	675,670	(414,295)	7,088,289
Furniture, fixtures and other	257,456	75,956	111,289	(1,761)	50,095	(16,276)	476,759
Computer hardware	225,187	126,561	120,034	(19,256)	17,513	(39,534)	430,505
Construction in progress	452,833	284,351	1,096,619	(47,420)	(994,321)	(101,631)	690,431
Total property, plant and equipment	**6,554,212**	**2,344,909**	**1,400,412**	**(125,202)**	**(159,250)**	**(584,317)**	**9,430,764**

	Thousands of Euros							
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Land and structures	744,780	42,935	(19,108)	1,110	(8,801)	89,619	(46,059)	804,476
Telephone installations	7,088,289	1,359,028	(512,542)	52,973	(62,925)	697,235	(1,298,561)	7,323,497
Furniture, fixtures and other	476,759	137,851	(54,445)	43,343	(68,264)	44,501	(105,819)	473,926
Computer hardware	430,505	52,488	(19,321)	42,647	(12,696)	37,215	(50,886)	479,952
Construction in progress	690,431	50,707	(39,595)	540,134	(40,134)	(653,245)	(198,866)	349,432
Total property, plant and equipment	**9,430,764**	**1,643,009**	**(645,011)**	**680,207**	**(192,820)**	**215,325**	**(1,700,191)**	**9,431,283**

b) Accumulated depreciation

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Structures	130,234	13,583	51,417	(1,106)	(968)	(5,788)	187,372
Telephone installations	2,398,584	547,222	836,879	(13,685)	(23,656)	(173,427)	3,571,917
Furniture, fixtures and other	93,440	24,588	53,172	(781)	(3,720)	(7,503)	159,196
Computer hardware	111,085	60,155	78,341	(11,040)	4,393	(21,377)	221,557
Total accumulated depreciation	**2,733,343**	**645,548**	**1,019,809**	**(26,612)**	**(23,951)**	**(208,095)**	**4,140,042**
Allowance for decline in value	-	-	**23,872**	-	**31,788**	**(9,352)**	**46,308**

	Thousands of Euros							
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Structures	187,372	8,212	(2,337)	54,466	(1,857)	1,875	(10,197)	237,534
Telephone installations	3,571,917	447,359	(267,260)	752,901	(32,459)	114,514	(581,252)	4,005,720
Furniture, fixtures and other	159,196	38,994	(27,557)	80,325	(22,003)	9,520	(44,472)	194,003
Computer hardware	221,557	29,620	(7,112)	90,335	(2,282)	3,896	(29,861)	306,153
Total accumulated depreciation	**4,140,042**	**524,185**	**(304,266)**	**978,027**	**(58,601)**	**129,805**	**(665,782)**	**4,743,410**
Allowance for decline in value	**46,308**	**528**	-	**(390)**	**(11,693)**	**(1,004)**	**(7,605)**	**26,144**

The "Inclusion of Companies" column in the 2002 "Cost" and "Accumulated Depreciation" tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. The "Exclusion of Companies" column relating to 2002 includes the effect of the assets the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2-c.

The "Retirements" column for 2002 includes mainly the effect of the write-down of the assets due to the halting of operations in Germany, Austria and Switzerland (see Note 1).

The "Transfers" column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

The "Translation Differences" column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations is included in the column relating to each variation.

c) Other information

The detail of the property, plant and equipment owned by fully consolidated Group companies located abroad is as follows:

	Thousands of Euros	
	12/31/02	12/31/01
Cost	4,174,872	4,421,441
Accumulated depreciation	(1,609,274)	(1,499,522)
Total property, plant and equipment located abroad	**2,565,598**	**2,921,919**

The detail of the fully depreciated assets is as follows:

	Thousands of Euros	
	12/31/02	12/31/01
Structures	16,938	12,796
Technical installations and machinery	25,773	9,724
Telephone installations	1,608,102	1,345,961
Computer hardware	154,072	102,268
Furniture, fixtures and other	38,623	40.911
Total fully depreciated property, plant and equipment	**1,843,508**	**1,511,660**

The Group companies take out insurance policies to reasonably cover the possible risks to which their property, plant and equipment are subject.

7) LONG-TERM FINANCIAL INVESTMENTS

The main variations in long-term investments in 2001 and 2001 were as follows:

a) Investments in associated companies

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/01
IPSE 2000, S.p.A.	-	-	67,488	-	-	971,085	1,038,573
Tele Leste Celular Participações, S.A.	18,416	-	3,054	(2,645)	-	-	18,825
Medi Telecom., S.A.	119,800	-	(51,465)	(3,570)	-	-	64,765
Terra Mobile, S.A.	(28,231)	-	(38,843)	(197)	-	67,271	-
Mobipay International, S.A.	-	-	(1,244)	-	(3,372)	15,025	10,409
Mobipay España, S.A.	-	-	(174)	-	-	2,771	2,597
Other companies accounted for by the equity method	-	(397)	(3,329)	1,525	-	-	(2,201)
Total	**109,985**	**(397)**	**(24,513)**	**(4,887)**	**(3,372)**	**1,056,152**	**1,132,968**

	Thousands of Euros						
	Balance at 12/31/01	Inclusion and Exclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
IPSE 2000, S.p.A.	1,038,573	-	(18,871)	-	-	(6,011)	1,013,691
Tele Leste Celular Participações, S.A.	18,825	-	(3)	(2,113)	-	(16,709)	-
Medi Telecom., S.A.	64,765	-	(43,237)	(1,565)	-	42,923	62,886
Mobipay International, S.A.	10,409	-	(4,154)	-	(522)	-	5,733
Mobipay España, S.A.	2,597	-	(588)	(3)	-	-	2,006
Other companies accounted for by the equity method	(2,201)	-	(1,558)	2,288	-	-	(1,471)
Total	**1,132,968**	-	**(68,411)**	**(1,393)**	**(522)**	**20,203**	**1,082,845**

The "Additions" column includes the share in the income or losses of companies accounted for by the equity method, the underlying book value of the investments at the time of acquisition and the share in the capital increases carried out during the year, except in the case of conversions of loans granted in prior years into capital.

b) Other investments

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Additions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/01
Mobipay International, S.A.	15,025	-	-	-	-	(15,025)	-
Tempos 21, S.A.	-	-	5,091	-	-	-	5,091
Mobipay España, S.A.	-	-	-	-	(1,515)	1,515	-
Other investments	1,743	162	1,292	(54)	-	(114)	3,029
Total	**16,768**	**162**	**6,383**	**(54)**	**(1,515)**	**(13,624)**	**8,120**

	Thousands of Euros					
	Balance at 12/31/01	Additions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/02
Tempos 21, S.A.	5,091	-	-	-	-	5,091
Telefónica de Centroamérica, S.L.	258	1,068	-	-	-	1,326
Other investments	2,771	36	(291)	(44)	(1,903)	569
Total	**8,120**	**1,104**	**(291)**	**(44)**	**(1,903)**	**6,986**

c) *Investment valuation allowances*

	Thousands of Euros				
	Balance at 12/31/00	Additions	Translation Differences	Other Variations	Balance at 12/31/01
Other investments	1,737	373	(30)	(301)	1,779
Total	**1,737**	**373**	**(30)**	**(301)**	**1,779**

	Thousands of Euros				
	Balance at 12/31/01	Additions	Translation Differences	Other Variations	Balance at 12/31/02
Other investments	1,779	519	(490)	(454)	1,354
Total	**1,779**	**519**	**(490)**	**(454)**	**1,354**

8) CONSOLIDATION GOODWILL

The variations in consolidation goodwill in 2002 and 2001 were as follows:

	Thousands of Euros
Balance at December 31, 2000	**486,063**
Inclusion or exclusion of companies	79,900
Period additions	384,984
Amortization	(53,773)
Net transfers	217,561
Retirements (Note 14-e)	(3,245)
Translation differences	322
Balance at December 31, 2001	**1,111,812**
Inclusion or exclusion of companies	428,082
Period additions	549,840
Amortization	(87,096)
Retirements	(399,158)
Translation differences	(38,606)
Balance at December 31, 2002	**1,564,874**

In accordance with the estimates and forecasts available to Company management, the projected revenues attributable to the Group arising from the investments that gave rise to goodwill are at least equal to the amount yet to be amortized of the related goodwill in the corresponding periods.

a) *Gross consolidation goodwill*

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Additions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/01
Goodwill relating to fully consolidated companies							
Celular CRT, S.A.	285,962	-	-	-	-	35,989	321,951
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	14,569	-	-	-	-	-	14,569
Tele Sudeste Celular Participações, S.A.	117,053	-	-	-	-	-	117,053
TES Holding, S.A. de C.V.	4,333	-	-	-	-	-	4,333
Subsidiaries of TES Holding, S.A. de C.V.	57,016	-	-	3,374	-	-	60,390
Telefónica Móviles Perú Holding, S.A.A.	-	-	3,438	-	-	-	3,438
Corporativo Integral de Comunicación	-	-	137,860	-	-	-	137,860
Grupo Corporativo del Norte	-	-	230,506	-	-	-	230,506
Grupo Baja Celular	-	-	2,885	-	-	-	2,885
Subsidiaries of Mexican companies	-	135,138	10,295	(5,068)	-	-	140,365
IoBox OY	-	-	-	-	(3,245)	233,451	230,206
Group 3G UMTS Holding GmbH	2,314	-	-	-	-	-	2,314
TCG Holdings, S.A.	6,154	-	-	-	-	-	6,154
Subsidiaries of TCG Holdings, S.A.	3,757	-	-	113	-	-	3,870
Total gross goodwill relating to fully consolidated companies	491,158	135,138	384,984	(1,581)	(3,245)	269,440	1,275,894
Goodwill relating to companies accounted for by the equity method							
Tele Leste Celular Participações, S.A.	4,564	-	-	-	-	-	4,564
Subsidiaries of Telefónica Móviles Argentina, S.A.	-	5,067	-	(1,959)	-	-	3,108
Total gross goodwill relating to companies accounted for by the equity method	4,564	5,067	-	(1,959)	-	-	7,672
Total gross consolidation goodwill	495,722	140,205	384,984	(3,540)	(3,245)	269,440	1,283,566

	Thousands of Euros						
	Balance at 12/31/01	Inclusion and Exclusion of Companies	Additions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/02
Goodwill relating to fully consolidated companies							
Celular CRT, S.A.	321,951	-	31,673	-	(176,812)	(176,812)	-
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	14,569	-	-	-	-	-	14,569
Tele Sudeste Celular Participações, S.A.	117,053	-	3,821	-	(60,437)	(60,437)	-
Tele Leste Celular Participações, S.A.	-	-	8,261	-	(6,412)	(1,849)	-
Subsidiaries of Brasilcel, N.V.	-	268,677	-	-	-	243,662	512,339
TES Holding, S.A. de C.V.	4,333	-	19,823	-	-	-	24,156
Subsidiaries of TES Holding, S.A. de C.V.	60,390	-	-	(9,079)	-	-	51,311
Telefónica Móviles Perú Holding, S.A.A.	3,438	-	-	-	-	-	3,438
Corporación Integral de Comunicación	137,860	-	18	-	(11,030)	(126,848)	-
Grupo Corporativo del Norte	230,506	-	705	-	(18,497)	(212,714)	-
Grupo Baja Celular	2,885	-	-	-	(231)	(2,654)	-
Grupo Telefónica Móviles México	-	-	439,040	-	-	342,216	781,256
Subsidiaries of Mexican companies	140,365	159,405	-	(43,868)	-	-	255,902
IoBox Oy	230,206	-	-	-	(230,206)	-	-
Group 3G UMTS Holding GmbH	2,314	-	-	-	(2,314)	-	-
TCG Holdings, S.A.	6,154	-	41,402	-	-	-	47,556
Subsidiaries of TCG Holdings, S.A.	3,870	-	-	(532)	-	-	3,338
Total gross goodwill relating to fully consolidated companies	1,275,894	428,082	544,743	(53,479)	(505,939)	4,564	1,693,865
Goodwill relating to companies accounted for by the equity method							
Tele Leste Celular Participações, S.A.	4,564	-	-	-	-	(4,564)	-
Medi Telecom., S.A.	-	-	5,097	-	-	-	5,097
Subsidiaries of Telefónica Móviles Argentina, S.A.	3,108	-	-	(1,805)	(1,303)	-	-
Total gross goodwill relating to companies accounted for by the equity method	7,672	-	5,097	(1,805)	(1,303)	(4,564)	5,097
Total gross consolidation goodwill	1,283,566	428,082	549,840	(55,284)	(507,242)	-	1,698,962

b) Amortization of consolidation goodwill

	Thousands of Euros						
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Provisions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/01
Goodwill relating to fully consolidated companies							
Celular CRT, S.A.	4,219	-	18,096	-	-	-	22,315
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	180	-	727	-	-	-	907
Tele Sudeste Celular Participações, S.A.	1,593	-	6,329	-	-	-	7,922
TES Holding, S.A.	54	-	240	-	-	-	294
Subsidiaries of TES Holding, S.A. de C.V.	2,951	-	4,147	571	-	-	7,669
Telefónica Móviles Perú Holding, S.A.A.	-	-	270	-	-	-	270
Corporativo Integral de Comunicación	-	-	3,444	-	-	-	3,444
Grupo Corporativo del Norte	-	-	5,764	-	-	-	5,764
Grupo Baja Celular	-	-	72	-	-	-	72
Subsidiaries of Mexican companies	-	59,230	4,381	(2,320)	-	-	61,291
IoBox OY	-	-	5,187	-	-	51,879	57,066
Group 3G UMTS Holding GmbH	-	-	114	-	-	-	114
TCG Holdings, S.A.	84	-	331	-	-	-	415
Subsidiaries of TCG Holdings, S.A.	511	-	270	20	-	-	801
Total amortization of goodwill relating to fully consolidated companies	**9,592**	**59,230**	**49,372**	**(1,729)**	**-**	**51,879**	**168,344**
Goodwill relating to companies accounted for by the equity method							
Tele Leste Celular Participações, S.A.	67	-	234	-	-	-	301
Subsidiaries of Telefónica Móviles Argentina, S.A.	-	1,075	4,167	(2,133)	-	-	3,109
Total amortization of goodwill relating to companies accounted for by the equity method	**67**	**1,075**	**4,401**	**(2,133)**	**-**	**-**	**3,410**
Total amortization of goodwill	**9,659**	**60,305**	**53,773**	**(3,862)**	**-**	**51,879**	**171,754**

	Thousands of Euros						
	Balance at 12/31/01	Inclusion and Exclusion of Companies	Provisions	Translation Differences	Retire-ments	Transfers	Balance at 12/31/02
Goodwill relating to fully consolidated companies							
Celular CRT, S.A.	22,315	-	20,283	-	(21,299)	(21,299)	-
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	907	-	728	-	-	-	1,635
Tele Sudeste Celular Participações, S.A.	7,922	-	6,522	-	(7,222)	(7,222)	-
Tele Leste Celular Participações, S.A.	-	-	328	-	(432)	104	-
Brasilcel, N.V.	-	-	-	-	-	28,953	28,953
Subsidiaries of Brasilcel, N.V.	-	-	-	-	-	-	-
TES Holding, S.A.	294	-	1,176	-	-	-	1,470
Subsidiaries of TES Holding, S.A. de C.V.	7,669	-	2,857	(1,446)	-	-	9,080
Telefónica Móviles Perú Holding, S.A.A.	270	-	172	-	-	-	442
Corporativo Integral de Comunicación	3,444	-	5,171	-	(690)	(7,925)	-
Grupo Corporativo del Norte	5,764	-	8,671	-	(1,155)	(13.280)	-
Grupo Baja Celular	72	-	107	-	(15)	(164)	-
Grupo Telefónica Móviles México	-	-	9,954	-	-	21.369	31,323
Subsidiaries of Mexican companies	61,291	-	9,597	(13,271)	-	-	57,617
IoBox Oy	57,066	-	18,672	-	(75,738)	-	-
Group 3G UMTS Holding GmbH	114	-	116	-	(230)	-	-
TCG Holdings, S.A.	415	-	2,035	-	-	-	2,450
Subsidiaries of TCG Holdings, S.A.	801	-	472	(155)	-	-	1,118
Total amortization of goodwill relating to fully consolidated companies	**168,344**	-	**86,861**	**(14,872)**	**(106,781)**	**536**	**134,088**
Goodwill relating to companies accounted for by the equity method							
Tele Leste Celular Participações, S.A.	301	-	235	-	-	(536)	-
Medi Telecom, S.A.	-	-	-	-	-	-	-
Subsidiaries of Telefónica Móviles Argentina, S.A.	3,109	-	-	(1,806)	(1,303)	-	-
Goodwill relating to companies accounted for by the equity method	**3,410**	-	**235**	**(1,806)**	**(1,303)**	**(536)**	-
Total amortization of goodwill	**171,754**	-	**87,096**	**(16,678)**	**(108,084)**	-	**134,088**

In both the "Gross Consolidation Goodwill" table and the "Amortization of Consolidation Goodwill" tables, the "Retirements" and "Transfers" columns include, in 2002, the effect of the corporate transactions described in Note 2c relating to Telefónica Móviles México, S.A. de C.V. and Brasilcel, N.V.

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (see Note 14-e) by €154,466 thousand due to the dissolution of Iobox Oy and the closure of its subsidiaries.

The "Transfers" column for 2001 shows the effect of the change in the method used to consolidate Terra Mobile, S.A., while the column relating to 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

9) STOCKHOLDERS' EQUITY

The detail of the equity accounts and of the variations therein in 2002 and 2001 is as follows:

	Thousands of Euros						
	Capital Stock	Additional Paid-in Capital	Other Reserves on the Controlling Company	Consolidation Reserves	Translation Differences	Income for the Year	Total
Balance at 12/31/00	**1,911,791**	**3,150,001**	-	**259,491**	**(77,963)**	**76,020**	**5,319,340**
Nonmonetary contributions	222,082	1,213,973	-	-	-	-	1,436,055
Stockholders'contributions	10,723	32,169	-	-	-	-	42,892
Translation differences	-	-	-	-	(302,392)	-	(302,392)
Distribution of income	-	-	(105,017)	181,037	-	(76,020)	-
Income for the year	-	-	-	-	-	992,757	992,757
Balance at 12/31/01	**2,144,596**	**4,396,143**	**(105,017)**	**440,528**	**(380,355)**	**992,757**	**7,488,652**
Nonmonetary contributions	20,679	223,740	-	-	-	-	244,419
Translation differences	-	-	-	-	(754,767)	-	(754,767)
Distribution of income	-	-	(496,613)	1,489,370	-	(992,757)	-
Loss for the year	-	-	-	-	-	(3,730,721)	(3,730,721)
Balance at 12/31/02	**2,165,275**	**4,619,883**	**(601,630)**	**1,929,898**	**(1,135,122)**	**(3,730,721)**	**3,247,583**

a) Capital stock

2002

The capital stock as of December 31, 2002, consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

In 2002 the following capital increases were carried out:

- On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon the Stockholders' Meeting on June 1, 2001, increasing the par value of the capital by €6,998 thousand through the issuance of 13,996,173 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €106,198 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A.

- On May 29, 2002, Telefónica Móviles, S.A. carried out another of the capital increases agreed on by the Stockholders' Meeting on June 1, 2001, increasing the par value of the capital by €6,403 thousand through the issuance of 12,805,321 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €97,162 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two transactions, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand.

- On July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders' Meeting on April 4, 2002, increasing the par value of the capital by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each, which were subscribed by the Mesotel Group, with additional paid-in capital of €20,380 thousand. Mesotel paid the new shares in full through the contribution of the shares of the following companies owned by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2002, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,074,802,440	71.00%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,830,836	7.57%
TOTAL at 12/31/02	**4,330,550,896**	**100%**

On April 4, 2002, the Stockholders' Meeting adopted, inter alia, the following resolutions:

- To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, at one or several times within the limits and under the terms and conditions established by the Stockholders' Meeting (authorized capital). As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

- To delegate to the Board of Directors, pursuant to Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders' Meeting. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

- To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from April 4, 2002, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock.

- To opt for application for an indefinite period to Telefónica Móviles, S.A., and to its investees belonging to the Telefónica, S.A. tax group, of the consolidated tax regime during the tax periods following 2004.

- To increase capital through the exchange of shares by increasing the par value by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each. As described earlier, this capital increase was carried out on July 22, 2002.

2001

The capital stock as of December 31, 2001, consisted of 4,289,192,356 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

Pursuant to the Royal Decree 8/1997, the prior administrative authorization regime was applicable to the resolution to merge Telefónica Móviles Intercontinental, S.A. (Sole-Stockholder Company) and Telefónica Móviles España, S.A. (Sole-Stockholder Company) adopted by Telefónica Móviles, S.A. as the sole stockholder of the two companies (see Note 2-c).

In 2001 the following capital increases were carried out:

- On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, increasing the par value of the capital by €87,432 thousand through the issuance of 174,863,364 shares of €0.50 par value each, which were subscribed by Telefónica, S.A. with additional paid-in capital of €408,351 thousand. Telefónica, S.A., paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group's wireless telephony business in Argentina.

- On March 7, 2001, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, increasing the par value of the capital by €32,970 thousand, through the issuance of 65,939,564 common shares, which were subscribed by Telefónica, S.A. with additional paid-in capital of €220,893 thousand. Telefónica, S.A., paid these shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group's wireless telephony business in Peru.

- On July 5, 2001, Telefónica Móviles, S.A. carried out the capital increase agreed upon by the Stockholders' Meeting on October 30, 2000, with the issuance of 203,360,346 common shares of €0.5 par value each, which were not fully subscribed. These shares were subscribed by Telefónica, S.A., with additional paid in capital of €584,729 thousand. Telefónica, S.A. paid these new shares in full through the contribution of certain shares which enabled the direct and/or indirect acquisition of the following percentages of ownership in wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V.

- On October 11, 2001, Telefónica Móviles, S.A. carried out another of the capital increases agreed upon by the Stockholders' Meeting on October 26, 2000, the objective of which was to cover the Telefónica Móviles, S.A. stock option plan (MOS Program), through the issuance of 21,445,962 common shares of €0.5 par value each, which were not fully subscribed. These shares were subscribed and paid 50% by Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") and 50% by Caja de Ahorros y Pensiones de Barcelona ("La Caixa"), with additional paid-in capital of €32,169 thousand (see Note 18).

On June 1, 2001, the Stockholders' Meeting adopted the following resolutions:

- To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase capital, at one or several times within the limits and under the terms and conditions established by the Stockholders' Meeting (authorized capital). This authorization was considered null and void by a subsequent authorization, of similar content, approved by the Stockholders' Meeting on April 4, 2002.

- To delegate to the Board of Directors, under Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders' Meeting. This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders' Meeting on April 4, 2002.

- To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from June 1, 2002, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, did not exceed 5% of capital stock. Availing itself of this authorization, the Company acquired a total of 7,333,180 of its shares, which were immediately exchanged for shares of Central American companies, pursuant to the acquisition agreement between the Company and Mesotel de Centroamérica, S.A. This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders' Meeting on April 4, 2002.

- To carry out two capital increases for a total par value of €13,401 thousand, as consideration for certain shares of the following Brazilian companies: TBS Celular Participações, S.A., Sudestecel Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A. and Iberoleste Participações, S.A. Powers were delegated to the Board of Directors to carry them out within one year. These capital increases were carried out on May 24 and 29, 2002.

- To carry out two capital increases for a total par value of €74,740 thousand, to be subscribed and paid in full by the stockholders of the Brazilian company Celular CRT Participações, S.A. that accepted the tender offer made by the Company to acquire all the shares of this Brazilian company.

  Because certain of the conditions upon which the effectiveness of the offer depended were not met, in September Telefónica Móviles resolved to cancel the offer. Accordingly, the capital increases agreed upon by the Stockholders' Meeting on June 1, 2001 as items III and IV on the Agenda were rendered null and void and the Board of Directors did not carry them out.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2001, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,048,118,079	71,07%
Telefónica Internacional, S.A.	927,917,620	21,63%
Other stockholders	313,156,657	7,30%
TOTAL	**4,289,192,356**	**100%**

b) Consolidation reserve

The variations in the consolidation reserve arose as a result of the prior year's retained earnings.

c) Translation differences

The "Translation Differences" caption relates mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation to the assets contributed by companies which use this accounting method (see Note 4-b). In this connection, negative differences of €290,209 thousand and €789,296 thousand arose in 2001 and 2002, respectively, of which €254,844 thousand and €138,853 thousand, respectively, relate to the effect of the devaluation in Argentina (see Note 2-d).

This caption also includes the exchange gains or losses arising from foreign currency-denominated transactions for the specific financing of investments in investee companies performed by the Parent Company to hedge the exchange rate risk on these investments (see Note 4-j). Exchange losses of €12,183 thousand arose in this connection in 2001, as a result of the adjustment of €288.203 thousand to loans relating to these investments. In 2002 exchange gains of €34,529 thousand were generated as a result of the adjustment of €205,593 thousand to loans relating to these investments.

d) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since Telefónica Móviles, S.A. incurred losses in 2002 and 2001, no appropriations were made to the legal reserve in either year.

10) MINORITY INTERESTS

The balances recorded under the "Minority Interests" caption relate to the following direct and indirect holdings of non-Group stockholders in the equity of the companies detailed below:

	12/31/02	12/31/01
Tele Sudeste Celular Participações, S.A.	-	17.98%
TES Holding, S.A. de C.V.	-	49.00%
TCG Holdings, S.A.	-	49.00%
Terra Mobile, S.A.	20.00%	20.00%
Group 3G UMTS Holding GmbH	42.8%	42.8%
Telefónica Móviles Perú Holding, S.A.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	2.07%	2.07%
Telefónica Móviles México, S.A. de C.V.	8.00%	-
Movitel del Noroeste, S.A. de C.V.	-	10.00%
Movicelular, S.A. de C.V.	-	10.00%
Moviservicios, S.A. de C.V.	-	10.00%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	-	26.01%
Celular CRT Participações, S.A.	-	61.80%

The breakdown, by company, of the balances of the "Minority Interests" caption as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros					
	Capital Stock	Reserves and Translation Differences	Income (Loss)	Variation in Ownership Interest	Total at 12/31/02	Total at 12/31/01
Tele Sudeste Celular Participações, S.A.	30,429	(5,603)	5,999	(30,825)	-	108,975
Celular CRT Participações, S.A.	27,633	(3,419)	32,701	(56,915)	-	161,277
Tele Leste Celular Participações, S.A.	59,586	(27,176)	(1,691)	(30,719)	-	-
Subsidiaries of Brasilcel, N.V.	-	133,595	-	118,459	252,054	-
TES Holding, S.A. de C.V.	49,010	(29,285)	(3,206)	(16,519)	-	32,107
TCG Holdings, S.A.	75,310	(75,818)	(3,431)	3,939	-	(2,290)
Terra Mobile, S.A.	60,049	(32,325)	(46,250)	-	(18,526)	(6,004)
Telefónica Móviles Perú Holding, S.A.A.	4,493	408	(79)	-	4,822	5,770
Telefónica Móviles Argentina, S.A.	3,134	(7,917)	(6,925)	-	(11,708)	(4,568)
Movitel del Noroeste, S.A. de C.V.	-	5,541	(854)	(4,687)	-	6,341
Telefónica Móviles México, S.A. de C.V.	149,951	(3,048)	(13,637)	-	133,266	-
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	-	(92)	(939)	4,784	3,753	-
Group 3G UMTS Holding GmbH (Note 1)	4,057,896	(116,221)	(4,324,117)	-	(382,442)	890,321
Other companies, net	-	5,061	(600)	(97)	4,364	6,399
Total	**4,517,491**	**(156,299)**	**(4,363,029)**	**(12,580)**	**(14,417)**	**1,198,328**

The "Variation in Ownership Interest" column includes the effect on minority interests of the changes in ownership interest at TES Holding, S.A. de C.V. and TCG Holdings, S.A. and of the corporate transactions relating to Telefónica Móviles México and Brasilcel, N.V. described in Note 2-c.

The variations in the "Minority Interests" caption in 2002 and in 2001 were as follows:

	Thousands of Euros							
	Balance at 12/31/00	Inclusion and Exclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/01
Tele Sudeste Celular Participações, S.A.	107,863	-	17,159	(11,762)	-	-	(4,285)	108,975
TES Holding, S.A. de C.V.	45,172	-	(15,686)	2,621	-	-	-	32,107
TCG Holdings, S.A.	(1,448)	-	(26,691)	(2,284)	28,133	-	-	(2,290)
Terra Mobile, S.A.	-	-	(6,046)	24	-	18	-	(6,004)
Telefónica Móviles Perú Holding, S.A.A.	-	7,537	391	480	-	-	(2,638)	5,770
Telefónica Móviles Argentina, S.A.	-	10,752	(13,126)	(2,194)	-	-	-	(4,568)
Movitel del Noroeste, S.A. de C.V.	-	7,098	(451)	(306)	-	-	-	6,341
Celular CRT Participações, S.A.	164,311	-	25,832	(17,885)	-	-	(10,981)	161,277
Group 3G UMTS Holding GmbH	905,726	-	(21,775)	-	6,370	-	-	890,321
Ipse 2000, S.p.A.	1,169,984	-	(4,189)	-	-	(1,165,795)	-	-
Other companies, net	7,200	(288)	(2,483)	618	406	-	946	6,399
Total	**2,398,808**	**25,099**	**(47,065)**	**(30,688)**	**34,909**	**(1,165,777)**	**(16,958)**	**1,198,328**

	Thousands of Euros							
	Balance at 12/31/01	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/02
Tele Sudeste Celular Participações, S.A.	108,975	-	5,999	(48,984)	8,019	(30,825)	(43,184)	-
Tele Leste Celular Participações, S.A.	-	-	(1,691)	(34,911)	-	90,312	(53,710)	-
Subsidiaries of Brasilcel, N.V.	-	82,923	-	-	-	118,459	50,672	252,054
TES Holding, S.A. de C.V.	32,107	-	(3,206)	(1,667)	-	-	(27,234)	-
TCG Holdings, S.A.	(2,290)	-	(3,431)	1,014	-	-	4,707	-
Terra Mobile, S.A.	(6,004)	-	(46,250)	182	33,546	-	-	(18,526)
Telefónica Móviles Perú Holding, S.A.A.	5,770	-	(79)	(869)	-	-	-	4,822
Telefónica Móviles Argentina, S.A.	(4,568)	-	(6,925)	(215)	-	-	-	(11,708)
Movitel del Noroeste, S.A. de C.V.	6,341	-	(854)	(800)	-	(4,687)	-	-
Telefónica Móviles México, S.A. de C.V.	-	166,132	(13,637)	(19,229)	-	-	-	133,266
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	-	-	(939)	(92)	-	4,784	-	3,753
Celular CRT Participações, S.A.	161,277	-	32,701	(83,310)	11,803	(56,915)	(65,556)	-
Group 3G UMTS Holding GmbH (Note 1)	890,321	-	(4,324,117)	-	3,051,354	-	-	(382,442)
Other companies, net	6,399	-	(600)	(779)	-	(97)	(559)	4,364
Total	**1,198,328**	**249,055**	**(4,363,029)**	**(189,660)**	**3,104,722**	**121,031**	**(134,864)**	**(14,417)**

In 2001 the "Transfers" column includes the change in the method used to consolidate Ipse 2000, S.p.A., whereas in 2002 it includes the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

Based on the matters indicated in Note 1, a provision was recorded under the "Provisions for Contingencies and Expenses" caption for the account receivable from the minority stockholder of Group 3G UMTS Holding GmbH as of December 31, 2002.

11) BALANCES AND TRANSACTIONS WITH TELEFÓNICA GROUP COMPANIES

The breakdown of the accounts receivable from and payable to Telefónica Group companies as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros			
	2002		2001	
	Receivable	Payable	Receivable	Payable
Telefónica, S.A.	1,787,705	6,142,187	301,606	8,469,150
Telefónica de España, S.A.	155,190	107,574	371,840	146,352
Telefónica Sistemas, S.A.	380	2,047	1,905	3,408
Telefónica Internacional, S.A.	2,689	12,833	12,694	10,067
Telefónica I+D, S.A.	197	21,219	120	21,456
Terra Networks, S.A.	-	-	3,708	6,202
Terra Networks España, S.A.	4,429	129	-	-
Telefónica Telecomunicaciones Públicas, S.A.	5,193	-	35,279	60
Zeleris España, S.A.U	190	3,262	-	5,127
Zeleris Soluciones Integrales, S.I.	-	5,931	-	3,324
Telefónica Data España, S.A.	152	2,315	-	4,598
Telefónica Larga Distancia, Inc.	34,172	-	11,209	-
Telefónica Ingeniería, S.A.	35	4,188	-	2,080
Telesp Participações, S.A.	12,239	2,759	138	1,328
Telefonía y Finanzas, S.A. (Telfisa)	644,105	389,952	2,628,334	498,395
Teleinformática y Comunicaciones, S.A.	15,381	6,650	34,829	14,112
Atento Holding de Telecomunicaciones, S.A.	3	48	48	9,592
Atento Teleservicios España, S.A. (Sole-Stockholder Company)	1,365	12,360	-	-
Atento Argentina, S.A.	850	862	-	-
Teleatento del Perú SAC	-	15	-	-
Atento El Salvador, S.A. de C.V.	-	106	-	-
Atento Do Brasil,S.A.	-	376	-	-
Atento Mexicana S.A.	-	2,715	-	-
Ipse 2000, S.p.A.	231,722	-	38,549	-
Telefónica Argentina, S.A.	-	-	62,109	58,004
Advance Telecomunicaciones, S.A.	-	-	-	4,580
Telefónica del Perú, S.A.A.	31,202	72,740	16,810	141,238
Tele Leste Celular Participações, S.A.	2,755	-	4,339	-
Telebahia Celular, S.A.	195	117	2,031	1,442
Telergipe Celular, S.A.	27	25	192	126
ST 3G, S.A.	-	-	6,383	-
Mobipay International, S.A.	-	-	-	66
Medi Telecom, S.A.	54,961	108	93,259	162
Telefónica Móviles de Chile, S.A.	2,626	174	-	-
CRT Celular, S.A.	485	104	-	-
Grupo Telelsudeste Participações	12,900	183	-	-
Tele Brasil Sul Celular Participações, S.A.	3,351	-	-	-
Seguros de Vida y Pensiones Antares, S.A.	-	260	-	-
Emergia Guatemala, S.A.	4,029	4,298	-	-
Emergia Uruguay, S.A.	-	1,545	-	-
Other Telefónica Group companies	6,248	5,802	8,324	10,404
Total	**3,014,776**	**6,802,884**	**3,633,706**	**9,411,273**

The breakdown of the accounts payable is as follows:

	Thousands of Euros			
	2002		2001	
	Short Term	Long Term	Short Term	Long Term
For loans and credit facilities	523,875	6,025,870	6,130,547	1,872,922
Due to filing consolidated corporate income tax returns	2,175	7	959,420	-
For purchases, services and other	250,957	-	448,384	-
Total	**777,007**	**6,025,877**	**7,538,351**	**1,872,922**

The breakdown of the balances drawn down against the bans and credit lines granted by Telefónica Group companies as of December 31, 2002 and 2001, is as follows:

Company	Thousands of Euros			
	2002		2001	
	Short Term	Long Term	Short Term	Long Term
Telefónica Móviles, S.A.				
- Telefónica, S.A. credit lines in euros	166,039	763.789	4,098,195	-
- Telefónica, S.A. credit lines in U.S. dollars	97,225	362.069	109,681	-
- Telefónica, S.A. credit lines in Swiss francs	-	-	42,305	-
- Telefónica, S.A. loan in euros	160,000	3.939.394	225,956	922,193
- Telefónica, S.A. loans in U.S. dollars	-	478.595	944,981	412,319
- Other financial debts	24,190	70,961		
Telefónica Móviles España, S.A. (Sole-Stockholder Company)				
- Telefónica, S.A. loan in euros	30,051	-	98,338	32,869
- TELFISA-BEI loan in euros	25,723	339,545	25,717	365,265
- Telefónica, S.A. credit line in euros	-	-	489,783	-
Terra Mobile, S.A.				
- Telfisa credit line in euros	8,239	-	71,544	-
- Terra Networks, S.A. credit line in euros	-	-	6,202	-
Telefónica Móviles Argentina, S.A.				
- Telefónica, S.A. loan in U.S. dollars	-	-	4,520	-
- Advance loan in U.S. dollars	-	-	4,580	-
Telefónica Móviles Perú Holding, S.A.A.				
- Peru, S.A.A loan in U.S. dollars.	-	71,517	-	140,276
Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company)				
- Telfisa credit line in euros	12,408	-	8,745	-
Total	**523,875**	**6,025,870**	**6,130,547**	**1,872,922**

All the loans and credit lines detailed above bear interest at market rates. The average interest rates on the aforementioned financing described above in 2002 and 2001 were 4.60% and 5.15%, respectively.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2001, €2,134,360 thousand were repaid in 2002 and the outstanding balance of €3,276,519 thousand at that date was restructured to long term. Also, in 2002 Telefónica, S.A. granted additional financing to Telefónica Móviles for the repayment of the debts of various subsidiaries to non-Telefónica Móviles Group entities. €1,845,612 thousand was drawn down against this financing, of which €363,018 thousand were repaid within the year.

As of December 31, 2002 and 2001, credit lines had been granted by the Telefónica Group totaling €3,195 million and €5,367 million, respectively, of which €1,170 million and €112 million, respectively, were denominated in U.S. dollars.

€1,409 million and €4,821 million had been drawn down against the aforementioned credit lines as of December 31, 2002 and 2001, respectively, of which €459 million and €110 million, respectively, relate to the credit lines denominated in U.S. dollars.

As of December 31, 2002 and 2001, the Group had a working capital deficiency. In accordance with the 2003 budget, the short-term debt will be restructured in order to lengthen its average life and, accordingly, no liquidity problems are expected to arise in the coming year.

Telefónica Móviles, S.A., Telefónica Móviles España, S.A. (Sole-Stockholder Company), Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company) and Terra Mobile, S.A. centralize all their cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from and to the banks with which it has current accounts. The balances with Telfisa earn and bear interest at market rates.

The main transactions with Telefónica Group companies in 2001 were as follows:

	Thousands of Euros			
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,602	-	173,921	27,166
Telefónica de España, S.A.	960,718	-	-	482,366
Telefónica Sistemas, S.A.	661	-	-	1,238
Telefónica I + D, S.A.	685	-	-	16,179
Terra Networks, S.A.	379	-	1,989	12
Terra Networks Mexico, S.A. de C.V.	-	-	-	2,534
Telefónica Telecomunicaciones Públicas, S.A.	69,537	-	-	42
Telefónica Servicios de Distribución, S.A.	54	-	-	10,854
Telefónica Publicidad e Información, S.A.	1,491	-	-	745
Telefónica Data España, S.A.	811	-	-	2,140
Telefónica Gestión de Servicios Compartidos, S.A.	12	-	-	4,874
Inmobiliaria Telefónica, S.A.	-	-	-	1,857
Zeleris Soluciones Integrales, S.I.	-	-	-	4,321
Venturini España, S.A.	-	-	-	1,328
Telefonía y Finanzas, S.A.	-	79,171	22,586	-
Atento Holding de Telecomunicaciones, S.A.	30	-	-	31,595
Atento do Brasil, S.A.	-	-	-	25,898
Atento Argentina, S.A.	4,159	-	-	10,013
Atento Guatemala, S.A.	-	-	-	2,266
Teleinformática y Comunicaciones, S.A.	102,136	-	-	38,561
Terra Mobile, S.A.	1,851	20,909	-	-
Tele Leste Celular Participações, S.A.	3,654	-	-	871
Telebahia Celular, S.A.	4,363	-	-	-
Telergipe Celular, S.A.	6	-	-	-
Telefónica del Perú, S.A.A.	127,986	-	11,359	41,386
Telefónica Internacional, S.A.	84	-	20,080	1,028
Radio Móvil Digital Argentina, S.A.	-	313	-	-
Telinver, S.A.	2,699	-	-	-
Advance Telecomunicaciones, S.A.	270	-	-	385
Telesp Participações, S.A.	-	-	-	3,078
Telefónica Argentina, S.A.	38,699	25,729	-	100,994
Ipse 2000, S.p.A.	5,109	-	-	-
Medi Telecom, S.A.	1,983	-	-	-
Other Telefónica Group companies	3,096	-	-	3,951
Total	**1,333,075**	**126,122**	**229,935**	**815,682**

The main transactions with Telefónica Group companies in 2002 were as follows:

	Thousands of Euros			
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,762	-	268,103	32,089
Telefónica de España, S.A.	937,859	-	-	461,297
Telefónica Internacional, S.A.	69	-	-	2
Telefónica I+D, S.A.	669	-	-	15,585
Terra Networks España, S.A.	3,709	-	-	393
Telefónica Telecomunicaciones Públicas, S.A.	50,410	-	-	170
Telefónica Servicios de Distribución, S.A.	3	-	-	11,779
Zeleris España, S.A. (Sole-Stockholder Company)	266	-	-	13,273
Telefónica Datacorp, S.A. (Sole-Stockholder Company)	358	-	-	5,720
Telefónica Data España, S.A.	852	-	-	897
Telefónica Data Argentina, S.A.	91	-	30	123
Telefónica Gestión de Servicios Compartidos España, S.A.	69	-	-	3,216
Telefónica Gestión de Servicios Compartidos Guatemala, S.A.	-	-	-	1,355
Telefónica Gestión de Servicios Compartidos El Salvador, S.A. de C.V.	-	-	-	1,446
Telefónica Gestión de Servicios Compartidos de Perú, S.A.	-	-	-	4,387
Telefónica Gestión de Servicios Compartidos México, S.A.	1,250	-	-	2,174
Telesp Participações, S.A.	14,527	-	-	4,113
Telesp Celular Participações, S.A.	-	-	-	2,646
Telefonía y Finanzas, S.A. (Telfisa)	3	68,413	26,769	-
Teleinformática y Comunicaciones, S.A.	243,268	-	-	35,077
Atento Holding de Telecomunicaciones, S.A.	24	-	-	52
Atento Teleservicios España, S.A. (Sole-Stockholder Company)	2,937	-	-	35,927
Atento Argentina, S.A.	15	140	-	5,703
Atento de Guatemala, S.A.	-	-	-	1,265
Teleatento del Perú SAC	111	-	-	2,778
Atento El Salvador S.A. de C.V.	-	-	-	2,478
Atento Do Brasil, S.A.	-	-	-	23,665
Atento Mexicana S.A.	-	-	-	8,891
Ipse 2000, S.p.A.	1,851	10,425	-	-
Telefónica Argentina, S.A.	1,143	-	86	31,591
Telefónica del Perú, S.A.A.	121,565	-	7,239	27,820
Tele Leste Celular Participações, S.A.	793	-	-	-
ST 3G, S.A.	1,012	344	-	-
Mobipay International, S.A.	203	-	-	-
Medi Telecom, S.A.	2,540	2,879	-	-
Telefónica Móviles de Chile, S.A.	3,387	-	-	43
Inmobiliaria Telefónica, S.L.	95	-	-	4,010
Seguros de Vida y Pensiones Antares, S.A.	12	-	-	980
Emergia Guatemala	1,915	-	-	6,883
Other Telefónica Group companies	1,891	2,248	405	3,640
Total	**1,395,659**	**84,449**	**302,632**	**751,468**

The Company has entered into Technical Capacity Transfer and Business Management and Support contracts with Telefónica El Salvador, S.A. de C.V., Telefónica Centroamérica Guatemala, S.A. and Telefónica Móviles, S.A.C. Under these contracts the Company receives a fee equal to 1% of the services billed for transactions and 9% of the operating revenues of the aforementioned companies. Also, in October 2000 the Company was subrogated to Telefónica Internacional, S.A.'s consulting services contracts with the Brazilian companies Telerj Celular, S.A., Telest Celular, S.A., Telebahia Celular, S.A., Telergipe Celular, S.A. and Celular CRT,

S.A. Under these contracts, the Company is entitled to receive a fee ranging from 1% to 2% of the revenues received for services billed for transactions of these companies. Lastly, the Telefónica Móviles Group has entered into a Management Contract with Medi Telecom, S.A. under which it receives a fee equal to 1% of the gross revenues or 4.5% of income before interest and taxes of Médi Telecom, S.A., depending on the operating revenues achieved by the company.

12) PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions as of December 31, 2001 and 2002, is as follows:

Company	Thousands of Euros	Maturity	
	2001	Short Term	Long Term
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	4,411	4,411	-
Celular CRT, S.A.	214,038	17,393	196,645
Tele Sudeste Celular Participações, S.A.	214,394	82,261	132,133
TES Holding, S.A. de C.V.	88,872	86,546	2,326
TCG Holdings, S.A.	43,122	31,715	11,407
Telefónica Móviles Argentina, S.A.	103,759	79,592	24,167
Telefónica Móviles Perú Holding, S.A.A.	11,816	132	11,684
Grupo Corporativo del Norte	17,111	17,111	-
Grupo Baja Celular	78,119	59,603	18,516
Total	**775,642**	**378,764**	**396,878**

Company	Thousands of Euros 2002	Maturity Short Term	Maturity Long Term
Telefónica Móviles España, S.A. (Sole Stockholder Company)	2,324	2,324	-
Celular CRT, S.A.	82,362	18,066	64,296
Tele Sudeste Celular Participações, S.A.	56,501	25,211	31,290
Tele Leste Celular Participações, S.A.	48,137	12,385	35,752
Telesp Celular Participações, S.A.	607,573	284,674	322,899
TES Holding, S.A. de C.V.	30,161	30,161	-
TCG Holdings, S.A.	9,834	-	9,834
Telefónica Móviles Argentina, S.A.	20,642	13,624	7,018
Telefónica Móviles Perú Holding, S.A.A.	9,961	177	9,784
Grupo Corporativo del Norte	15,942	15,942	-
Grupo Baja Celular	53,492	53,492	-
Pegaso Telecomunicaciones, S.A. de C.V.	17,627	10,030	7,597
Telefónica Móviles Aplicaciones y Soluciones, S.A.	220	220	-
Total	**954,776**	**466,306**	**488,470**

All the loans to Group companies bear interest at market rates. Some of these loans are subject to certain financial restrictions.

Some of the Group's loans are subject to certain conditions. At the date of preparation of these consolidated financial statements, these conditions were being met satisfactorily.

The breakdown, by maturity, of the Group's total accounts payable is as follows:

Company	Thousands of Euros						
	Maturity						
	2003	2004	2005	2006	2007	Subsequent Years	Total
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	2,324	-	-	-	-	-	2,324
Celular CRT, S.A.	18,066	16,686	18,999	-	-	28,611	82,362
Tele Sudeste Celular Participações, S.A.	25,211	24,770	6,520	-	-	-	56,501
Tele Leste Celular Participações, S.A.	12,385	10,727	-	-	-	25,025	48,137
Telesp Celular Participações, S.A.	284,674	233,802	29,760	9,595	49,742	-	607,573
TES Holding, S.A. de C.V.	30,161	-	-	-	-	-	30,161
TCG Holdings, S.A.	-	9,834	-	-	-	-	9,834
Telefónica Móviles Argentina, S.A.	13,624	7,018	-	-	-	-	20,642
Telefónica Móviles Perú Holding, S.A.A.	177	480	873	1,141	1,408	5,882	9,961
Grupo Corporativo del Norte	15,942	-	-	-	-	-	15,942
Grupo Baja Celular	53,492	-	-	-	-	-	53,492
Pegaso Telecomunicaciones, S.A. de C.V.	10,030	7,597	-	-	-	-	17,627
Telefónica Móviles Aplicaciones y Soluciones, S.A.	220	-	-	-	-	-	220
Total	**466,306**	**310,914**	**56,152**	**10,736**	**51,150**	**59,518**	**954,776**

As of December 31, 2002 and 2001, there were no credit lines other than those granted by Telefónica Group companies disclosed in Note 11.

The detail of the euro and foreign currency loans as of December 31, 2002 and 2001, is as follows:

Company	Currencies (Millions) 2002	Thousands of Euros 2002	Currencies (Millions) 2001	Thousands of Euros 2001
Tele Sudeste Celular Participações, S.A.				
- U.S. dollars	59	56,501	191	214,394
Tele Leste Celular Participações, S.A.				
- U.S. dollars	50	48,137	-	-
Telesp Celular Participações, S.A.				
- Euros	-	230,100	-	-
- U.S. dollars	396	377,473	-	-
TES Holding, S.A. de C.V.				
- U.S. dollars	32	30,161	79	88,872
TCG Holdings, S.A.				
- U.S. dollars	-	-	27	30,717
- Quetzales	80	9,834	87	12,405
Celular CRT, S.A.				
- U.S. dollars	86	82,362	191	214,038
Grupo Baja Celular				
- U.S. dollars	56	53,492	63	70,138
- Mexican Pesos	-	-	65	7,981
Grupo Corporativo del Norte				
- U.S. dollars	17	15,942	15	17,111
Pegaso Telecomunicaciones, S.A. De C.V.				
- U.S. dollars	18	17,627	-	-
Telefónica Móviles Perú Holding, S.A.A.				
- U.S. dollars	10	9,961	11	11,816
Telefónica Móviles Argentina, S.A.				
- U.S. dollars	22	20,642	92	103,759
Telefónica Móviles España, S.A. (Sole-Stockholder Company)				
- Euros	2	2,324	4	4,411
Telefónica Móviles Aplicaciones y Soluciones, S.A.				
- Chilean pesos	166	220	-	-
Total		**954,776**		**775,642**

13) TAX MATTERS

The Company files consolidated corporate income tax returns and, accordingly, is not obliged to pay its tax debt, and all the tax assets and tax bases up to the ceiling of the deduction for the consolidated group are transferred to Telefónica, S.A., and a balance receivable from or payable to the parent company is recorded for the tax loss or tax debt, respectively, of the individual company, which is recorded under the "Loans to Telefónica Group Companies" caption if a tax loss is reported by Telefónica Móviles, S.A. or under the "Payable to Telefónica Group Companies" if a tax debt is transferred to the parent company.

The corporate income tax expense was calculated by aggregating the corporate income tax or similar tax expenses recorded by companies reporting taxable income. The tax amounts were determined in accordance with the tax regulations in force in each country and on the basis of the income or loss reflected in the individual financial statements, the sum of which does not necessarily coincide with consolidated income.

The years open for review by the tax inspection authorities vary at each Group company, based on each country's tax legislation and on their respective statute-of-limitations periods. No material liabilities are expected to arise in the event of a tax audit of the open years.

a) Deferred tax assets and liabilities

The detail as of December 31, 2002 and 2001, of the Telefónica Móviles Group's deferred tax assets and liabilities and of the variations therein is as follows:

	Thousands of Euros			
	Deferred Tax Assets		Deferred Tax Liabilities	
	Long Term	Short Term	Long Term	Short Term
Balance at 12/31/00	**61,472**	**2,999**	**15,482**	**3,197**
Creation	206,370	202,433	66,604	225,440
Reversal	(107,209)	(2,975)	(30,207)	-
Inclusion of companies and other	108,230	-	68,744	-
Balance at 12/31/01	**268,863**	**202,457**	**120,623**	**228,637**
Creation	950,952	-	10,056	85,220
Reversal	(287,921)	-	(78,589)	(187,709)
Exclusion of companies and other	(38,598)	-	8,918	-
Transfers	243,192	(202,457)	(2,503)	-
Balance at 12/31/02	**1,136,488**	-	**58,505**	**126,148**

b) Taxes receivable and payable

The detail of the "Taxes Receivable" and "Taxes Payable" captions as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Taxes receivable:		
Deferred tax assets	-	202,457
VAT and Canary Islands general indirect tax	4,413	8,769
Foreign taxes	201,289	166,442
Other	2,484	56
Total	**208,186**	**377,724**

	Thousands of Euros	
	2002	2001
Taxes payable:		
Personal income tax withholdings	11,450	20,141
VAT and Canary Islands general indirect tax	19,784	62,818
Withholdings from income from movable capital	5,299	9,404
Deferred tax liabilities	126,148	228,637
Accrued social security taxes	6,910	7,675
Foreign taxes	189,984	118,664
Other	3,369	3,270
Total	**362,944**	**450,609**

c) Reconciliation of the income/loss per books to the tax base for corporate income tax purposes

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes for 2002 and for 2001 is as follows:

	Thousands of Euros	
	2002	2001
Income (Loss) per books	**(10,225,649)**	**1,558,893**
Permanent differences	3,577,914	(889,336)
Timing differences	2,009,759	539,925
Tax base	**(4,637,976)**	**1,209,482**
Gross tax payable	(1,523,937)	423,319
Taxes receivable/payable to Group companies for consolidated taxation	**(1,523,937)**	**423,319**
Tax effect of timing differences and deferred revenues	(703,415)	(188,974)
Spanish corporate income tax	(2,227,352)	234,345
Recognition of deferred taxes in consolidation	27,077	116,470
Foreign taxes and other	68,376	262,386
Total income tax	**(2,131,899)**	**613,201**

The tax asset of €1,523,937 thousand arose mainly as a result of the decline in value (tax-deductible investment valuation provision) of the European subsidiaries of Telefónica Móviles España awarded the third generation wireless telephony licenses (see Note 1).

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill and the attributable results of associated companies. These latter two items, which arose in consolidation, do not form part of the individual tax bases resulting from the calculation of the related taxes at each Group company.

The main timing differences arose from the period provisions for bad debts and for the decline in value of property, plant and equipment and the investment valuation provisions which are not deductible for tax purposes in the period.

Also, the Company is assessing the possibility of making a negative adjustment in its corporate income tax settlement of €2,137,243 thousand arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differs from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. As of the date of preparation of these consolidated financial statements, no accounting effects in relation to these holdings had been considered.

14) REVENUES AND EXPENSES

a) Net sales and services

The breakdown of the "Net Sales and Services" caption for 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Spain	5,535,110	4,612,564
Brazil	1,065,669	1,195,714
Argentina	193,564	619,571
Peru	160,955	150,253
Mexico	463,709	238,626
Other	254,295	200,773
Total	**7,673,302**	**7,017,501**

b) Personnel expenses

The detail of the "Personnel Expenses" caption in 2002 and 2001 is as follows:

	Thousands of Euros	
	2002	2001
Wages and salaries	386,037	377,550
Contributions to pension and other funds	9,040	11,624
Employee welfare and other personnel expenses	144,154	139,188
Total	**539,231**	**528,362**

The number of employees of the Telefónica Móviles Group as of December 31, 2002 and 2001, by professional category, was as follows:

	2002	2001
Executives and managers	1,940	1,867
Operations staff	5,090	5,937
Graduates, experts, clerical staff and other employees	7,819	5,655
Total	**14,849**	**13,459**

c) Foreign currency transactions

In addition to the operating transactions carried out by the fully consolidated companies in the currencies of their respective countries, there are other foreign currency transactions carried out by the Group which relate mainly to the payment of interest and the repayment of loans, the amounts of which are shown in Note 11.

d) Information by groups of companies

The share in the income/loss for the year of the companies composing the Group in 2002 and 2001 was as follows:

	Thousands of Euros	
	2002	2001
Fully consolidated companies	(3,571,241)	1,111,967
Companies accounted for by the equity method	(159,480)	(119,210)
Total	**(3,730,721)**	**992,757**

The contribution to the Group's income/loss by the fully consolidated operators in 2002 and 2001 was as follows:

	Thousands of Euros	
	2002	2001
Telefónica Móviles España, S.A. (Sole-Stockholder Company)	(3,350,288)	1,037,629
Telefónica Mobile Solutions, S.A. (Sole-Stockholder Company)	(12,150)	1,052
Ipse 2000, S.p.A.	-	(3,504)
Group 3G UMTS Holding GmbH	(5,778,960)	(29,107)
Tele Leste Celular Participações, S.A.	(559)	-
Telefónica Móviles Soluciones y Aplicaciones, S.A.	476	-
Telefónica Móviles USA, Inc.	(100)	(571)
Tele Sudeste Celular Participações, S.A.	41,694	78,264
Celular CRT Participações, S.A.	21,180	15,518
TES Holding, S.A. de C.V.	(12,620)	(16,328)
TCG Holdings, S.A.	(17,386)	(27,785)
Terra Mobile, S.A.	(185,000)	(24,179)
Telefónica Comunicaciones Personales, S.A.	(326,066)	(620,960)
3G Mobile AG	(126,293)	(6,803)
3G Mobile Telecommunications GmbH	(164,057)	(3,720)
Telefónica Móviles, S.A.C.	(3,809)	12,904
Telefónica Móviles Group Mexico	(143,934)	-
Grupo Corporativo del Norte, S.A. de C.V.	(28,530)	(14,857)
Corporativo Integral de Comunicación, S.A. de C.V.	(12,246)	(8,829)
Baja Celular Mexicana, S.A. de C.V.	(15,418)	(11,407)
Holding companies and other consolidation Adjustments	6,542,825	734,650
Total	**(3,571,241)**	**1,111,967**

The "Holding Companies and other Consolidation Adjustments" caption includes mainly the results of Telefónica Móviles, S.A. and the elimination of the variation in investment valuation allowances.

The contribution to the Group's income/loss by the companies accounted for by the equity method in 2002 and 2001 was as follows:

	Thousands of Euros	
	2002	2001
Tele Leste Celular Participações, S.A.	(3)	920
Medi Telecom, S.A.	(55,341)	(66,905)
Mobipay International, S.A.	(4,154)	(1,244)
Mobipay España, S.A.	(588)	(174)
Ipse 2000, S.p.A.	(97,836)	(9,634)
Terra Mobile, S.A.	-	(38,843)
Other	(1,558)	(3,330)
Total	**(159,480)**	**(119,210)**

e) *Extraordinary revenues and expenses*

The detail of the extraordinary revenues and expenses relating to 2002 and 2001 is a follows:

EXPENSES	Thousands of Euros	
	2002	2001
- Subsidies and voluntary donations	-	1,334
- Expenses for halting of UMTS operations in Europe (Note 1)	2,581,098	-
- Penalties and fines	4,701	-
- Period provision for contingencies and other expenses	3,262	8,805
- Prior years' expenses and losses	4,034	13,187
- Severance costs, indemnities, etc.	17,519	11,540
- Shortfall in pension fund	-	6,371
- Write-off of goodwill (Note 8)	154,466	3,245
- Insurance claims	279	3,215
- Other extraordinary expenses	13,483	10,739
Total	**2,778,842**	**58,436**

REVENUES	Thousands of Euros	
	2002	2001
- Recovery of insurance premiums	872	11,407
- Revenues due to halting of UMTS operations in Europe (Note 1)	17,629	-
- Other extraordinary and prior years revenues	5,605	7,549
- Provisions used for insurance claims and other contingencies	-	16,961
- Over provision for pension plan	2,690	22,250
- Taxes recovered	46,464	12,988
- Other	7,541	17,001
Total	**80,801**	**88,156**

15) ADDITIONAL DISCLOSURES

a) *Guarantees*

The most significant guarantees provided as of December 31, 2002 and 2001, were as follows:

- On July 7, 1995, as a result of the final guarantee required for the award of the GSM license, Telefónica Móviles España, S.A. (Sole-Stockholder Company) provided a guarantee of €24 million to the then Ministry of Public Works, Transport and the Environment.

- On July 21, 1998, as a result of the award of the DCS 1800 MHz license, Telefónica Móviles España, S.A. (Sole-Stockholder Company) had to provide a final guarantee of €12 million to the Ministry of Development.

- On April 5 and 7, 2000, as a result of the final guarantee required for the award of the UMTS license, Telefónica Móviles España, S.A. (Sole-Stockholder Company) provided a guarantee of €1,100 million to the Ministry of Development. As of January 20, 2003, the guarantees amounted to €721 million, since guarantees of €379 million were released because certain of the established objectives had been fulfilled. Telefónica Móviles España, S.A. has requested the release of a further €90 million of guarantees, pending verification by the Ministry of Science and Technology of the fulfillment of the commitments relating to this amount.

Also, Telefónica Móviles España began conversations with this Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current system of guarantees, replacing all the guarantees in force for one or several guarantees, the overall amount of which, according to the proposed resolution prepared by the Ministry itself, would not exceed €203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to the failure to fulfill any of the commitments that they are securing.

A Ministerial Order has not yet been approved in this connection.

- Under the agreements entered into with Pegaso Telecomunicaciones, S.A. .de C.V. in Mexico, Pegaso Telecomunicaciones, S.A. de C.V. has approximately US$ 603 million of accounts payable to suppliers. Of those US$ 603 million, US$ 280 million would be paid early should Pegaso begin to provide wireless telephony services using a technology other than that currently used by Pegaso Telecomunicaciones, S.A. de C.V. The possible early debt payment is guaranteed by Telefónica Móviles.

- On December 30, 2002, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services INC in Puerto Rico regarding a bridge loan of US$ 60 million granted by ABN AMRO which matures on June 30, 2003.

Group management considers that the probability of any liabilities arising from the guarantees provided is remote.

b) Litigation

Telefónica Móviles, S.A. and its Group companies are involved in various lawsuits relating to civil, labor, administrative, tax and antitrust law. The Company considers that it may be reasonably concluded that in an adverse outcome of these lawsuits, would not have a material effect on the economic and financial position or the solvency of the Group. However, although the Company and its legal advisers consider reasonably that a favorable decision will be handed down at second instance, it should be noted that in December 2002 a decision was handed down in the intellectual property proceedings against Pegaso, a subsidiary of Telefónica Móviles in Mexico, ordering it to repair the material damage caused by the violation of intellectual property rights with respect to "Club R.C. Pegaso" and "Pegaso Club de Radio Control" trademarks (and logos) for an amount that could represent 40% of the revenues from all sales of cordless wireline or wireless telephony equipment and accessories, sales to the public of fixed cordless wireline or wireless telephony services and sales to the public of services relating to sporting activities. The related appeal was filed by Pegaso on January 2, 2003, in due time and form.

c) Environmental matters

The Telefónica Móviles Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. Throughout 2002 it incurred expenses and made investments for scantly significant amounts which were recorded in the consolidated statement of operations and consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d) Fees paid to auditors

The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica Móviles consolidated Group, belongs, amounted to €4,011 thousand.

The detail of the foregoing amount is as follows:

	Thousands of Euros
Audit of financial statements	1,614
Other audit services	508
Work additional to or other than audit services	1,889
TOTAL	**4,011**

The fees paid to other auditors in 2002 amounted to €381 thousand, the detail being as follows:

	Thousands of Euros
Audit of financial statements	178
Work additional to or other than audit services	203
TOTAL	**381**

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefónica Móviles Group companies.

16) DIRECTORS' COMPENSATION AND OTHER BENEFITS

Directors' compensation is regulated by Article 20 of the Corporate Bylaws, the current wording of which was approved by the Company's Stockholders' Meeting on June 1, 2001.

In 2002 and 2001 the attendance fees, salaries and other compensation paid to the members of the Board of Directors of Telefónica Móviles, S.A., including directors with executive duties totaled €2,588 thousand and €2,056 thousand, respectively. The compensation paid for directors with executive functions at Telefónica, S.A. is received by Telefónica, S.A.

The pension obligations to Telefónica Móviles, S.A.'s directors with executive duties arise solely from their status as employees and, as of December 31, 2002 and 2001, amounted to €8 thousand and €5 thousand, respectively. There are no pension obligations to the other Board members.

17) FINANCIAL DERIVATIVES

The Company uses derivatives to hedge interest rate and currency risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2002 and 2001, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest and exchange rates amounted to €3,898 million and €2,726 million, respectively. Of these amounts, €610 million related to interest rate risk and €3,288 million to currency risk as of December 31, 2002, and €589 million related to interest rate risk and €2,137 million to currency risk as of December 31, 2001.

The detail, by type and maturity, of the Group's financial derivatives portfolio as of December 31, 2001, is as follows:

	Amounts in Millions				
	Equivalent	GROUP pays		GROUP receives	
Type of Risk	Value in Euros	Value	Currency	Value	Currency
Euro interest rate swaps:	**576**				
From floating to fixed	391				
From fixed to floating	185				
Currency interest rate swaps:	**13**				
From fixed to floating	13				
BRL/BRL	13	28	BRL	28	BRL
Exchange rate swap:	**1,932**				
- From floating to fixed	**54**				
USD/BRL	54	43	USD	112	BRL
- From fixed to floating	**450**				
BRL/USD	450	889	BRL	401	USD
- From floating to floating	**1,065**				
€/USD	1,065	1,008	€	949	USD
- From fixed to fixed	**363**				
€/USD	329	316	€	293	USD
Dirham/€	34	349	Dirham	34	€
Exchange rate options:	**37**				
- Bought	**12**				
BRL/USD	12	32	BRL	11	USD
- Sold	**25**				
BRL/USD	25	18	USD	52	BRL
Currency forward:	**168**				
ARS/USD	84	78	ARS	75	USD
PEN/USD	84	286	PEN	75	USD
Total at 12/31/01	**2,726**				

Type of Transaction	Millions of Euros Amount	Up to 1 Year	From 1 to 3 Years	From 3 to 5 Years	More than 5 Years
With underlying asset (loans):	**2,521**	**834**	**542**	**308**	**837**
In euros	576	-	-	-	576
In foreign currencies	1,945	834	542	308	261
Without underlying asset (liability):	**205**	**205**	-	-	-
Exchange rate options	37	37	-	-	-
Currency forward	168	168	-	-	-
Total at 12/31/01	**2,726**	**1,039**	**542**	**308**	**837**

The detail, by type and maturity, of the Group's financial derivatives portfolio as of December 31, 2002, is as follows:

Type of Risk	Amounts in Millions				
	Equivalent Value in Euros	GROUP pays		GROUP receives	
		Value	Currency	Value	Currency
Euro interest rate swaps:	**576**				
From floating to fixed	391	391	EUR	391	EUR
From fixed to floating	185	185	EUR	185	EUR
Currency interest rate swaps:	**34**				
From fixed to floating	34				
MXN/MXN	34	372	MXN	372	MXN
Currency swaps:	**2,307**				
- From floating to fixed	**260**				
€/BRL	97	288	BRL	97	€
€/MAD	34	349	MAD	34	€
USD/BRL	40	109	BRL	42	USD
USD/BRL	8	9	USD	31	BRL
USD/PEN	38	141	PEN	40	USD
USD/MXN	43	450	MXN	45	USD
- From floating to floating	**1,520**				
€/USD	801	877	€	840	USD
USD/MXN	346	3,637	MXN	363	USD
USD/BRL	143	329	BRL	150	USD
€/BRL	230	558	BRL	230	EUR
- From fixed to floating	**527**				
USD/BRL	527	1,051	BRL	553	USD
Exchange rate options:	**816**				
- Bought	**364**				
USD/MXN	286	3,139	MXN	300	USD
€/BRL	78	98	€	288	BRL
- Sold	**452**				
USD/MXN	312	300	USD	3,379	MXN
€/BRL	49	121	BRL	49	€
USD/BRL	91	150	USD	338	BRL
Currency forward:	**165**				
€/USD	93	101	€	98	USD
USD/PEN	72	273	PEN	75	USD
Total at 12/31/02	**3,898**				

Type of Transaction	Millions of Euros				
	Amount	Up to 1 Year	From 1 to 3 years	From 3 to 5 years	More than 5 years
With underlying asset (loans):	**3,595**				
In euros	576				576
In foreign currencies	3,019	953	1,312	563	191
Without underlying asset (liability):	**303**				
Exchange rate options	126	126			
Currency swaps	177	177			
Total at 12/31/02	**3,898**	**1,256**	**1,312**	**563**	**767**

The net loss charged to the statement of operations relating to derivatives portfolio amounted to €89,273 thousand as of December 31, 2002, of which €157,507 thousand were recorded under the "Exchange Losses" caption and €68,234 thousand were recorded under the "Exchange Gains" caption. As of December 31, 2001, a net gain of €48,280 thousand was recorded in this connection.

18) OTHER COMMITMENTS

Stock option plan-

On October 26, 2000, the Special Stockholders' Meeting of Telefónica Móviles, S.A. authorized the establishment of a Telefónica Móviles, S.A. stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the Plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Annual Stockholders' Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for motivating and building the loyalty of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles, S.A. resolved to implement and design, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1. The Plan is open to all the executive directors, executives (including general managers, etc.) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles directly or indirectly, during the term of the Plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

2. There are three types of option:
   - Type A options, with an exercise price of €11.
   - Type B options, with an exercise price of €16.5.
   - Type C options, with an exercise price €7.235 euros.
3. Each beneficiary of the Program will receive an equal number of type A and type B options and a number of type C options equal to the sum of the type A and type B options received.
4. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles, S.A. for every 20 options assigned to them.
5. Each option, regardless of its type, will entitle its holder to receive one share of Telefónica Móviles, S.A.
6. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were awarded (January 2, 2002).
7. At the exercise date, the options may be exercised, at the beneficiary's request, either (i) through delivery of shares of Telefónica Móviles, S.A. once the beneficiary has paid the option exercise price, or (ii) by the cashless for cash method.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The number of beneficiaries under the MOS Program totaled 12,379, of whom, one is an executive director, eight are general managers or similar executives of Telefónica Móviles, S.A. Not all the options under the Program have yet been assigned.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders' Meeting on October 26, 2000. Since the capital increase was not subscribed in full, the Company issued 21,445,962 shares of €0.50 par value each, which were fully subscribed and paid by BBVA and La Caixa (50% each).

On September 27, 2001, Telefónica Móviles, S.A. on the one hand, and BBVA and La Caixa on the other, entered into the related share subscription and purchase option agreements under which the two aforementioned financial institutions awarded Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described above.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001.

Agreements with Portugal Telecom-

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute to a joint venture, subject to the obtainment of the necessary regulatory authorizations, which would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement (see Note 2-c).

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of the capital increases at Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company) all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles' choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Italy-

At the end of 2000 Ipse 2000, S.p.A. acquired a (UMTS) third-generation wireless telephony license for €3,269 million. Under the conditions of this license, approximately 40% of the amount committed would be paid by this company in ten annual payments through 2010.

As of December 31, 2002, €962,676 thousand of the deferred payments for this license, secured through a guarantee to a financial institution and counterguaranteed by the strategic partners, had not yet been paid. The Telefónica Group, through Telefónica Móviles, S.A. and Telefónica Data, S.A., has a 49.67% holding in this company.

On December 27, 2002, Telefónica Móviles, S.A. entered into a counterguarantee in favor of Telefónica, S.A. under which, subject to certain terms and conditions, Telefónica Móviles, S.A. made an undertaking to Telefónica, S.A. to pay 91.79% of the amounts that Telefónica S.A. was legally, contractually or judicially obliged to pay as a result of the guarantee that Telefónica, S.A. (jointly with other strategic partners of Ipse 2000, S.p.A., including also Telefónica Data, S.A. through Atlanet, S.p.A.) provided to certain banks which, in turn, provided a bank guarantee to the Italian authorities as security for the deferred payment for the UMTS license.

Agreements for the acquisition of Pegaso-

Under the agreements entered into for the acquisition of Pegaso, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. The purchase price for the shares would be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, he amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added, and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, f any, will be paid, at Telefónica Móviles' choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

19) SUBSEQUENT EVENTS

Restructuring of the Argentine debt-

Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles in Argentina, entered into various agreements in January 2003 to refinance its debt of U.S.$ 130 million to

Ercisson Group Companies and its intercompany debt of U.S.$ 715 million to Telefónica Móviles, including principal and interests.

Acquisition of TCO-

In January 2003 Brasilcel N.V., owned 50% by Telefónica Móviles, S.A. and 50% by PT Móveis SGPS, entered into an agreement to acquire, in principal, through its subsidiary Telesp Celular Participações, S.A., 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.37% of total capital stock.

Once this sale has been formalized, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the company's common shares held by the other stockholders. Subsequent to this transaction, TCO shares will be exchanged for preferred shares of Telesp Celular Participações, S.A., which will give the latter company the opportunity to own all the shares of TCO.

20) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Euros					
Application of Funds	2002	2001	Source of Funds	2002	2001
Funds applied in operations	-	-	**Funds obtained from operations**	3,760,625	2,445,602
Start-up expenses and deferred charges	62,566	456,998	**Stockholder contributions**		
			a) Capital increase	20,679	232,805
			b) Additional paid-in capital	223,740	1,246,142
Fixed asset additions					
a) Intangible assets	504,492	702,577	**Provisions for contingencies and expenses**		13,048
b) Property, plant and equipment	680,207	1,400,412			
c) Long-term financial investments	913,754	1,802,117	**Deferred revenues**	50,942	14,478
Deferred tax assets	1,153,409	206,370	**Deferred tax liabilities**	7,553	66,610
			Long-term debt	1,375,478	1,045,628
Repayment or transfer of long-term debt	691,978	735,542	**Transfer to long term of short-term debt**	3,376,881	2,807,219
			Sale of long-term investments	193,107	-
			Fixed asset disposals		
			a) Intangible assets	5,475	9,947
			b) Property, plant and equipment	34,895	21,949
			c) Long-term investments	566	1,791
			Increase in working capital due to translation differences	369,061	475,598
Decrease in working capital due to acquisition/contribution of companies	681,915	958,820	**Increase in working capital due to acquisition/contribution of companies**	-	-
Total funds applied	4,688,321	6,262,836	**Total funds obtained**	9,419,002	8,380,817
Funds obtained in excess of funds applied (Increase in working capital)	4,730,681	2,117,981	**Funds applied in excess of funds obtained (Decrease in working capital)**	-	-
	9,419,002	8,380,817		9,419,002	8,380,817

Variations in working capital

Thousands of Euros					
Increase in working capital	2002	2001	Decrease in working capital	2002	2001
Inventories	-	24,864	Inventories	74,999	-
Accounts receivable	-	631,117	Accounts receivable	516,801	-
Accounts payable	7,234,760	-	Accounts payable	-	409,024
Short-term investments	-	1,934,544	Short-term investments	1,924,864	-
Cash	49,134	-	Cash	-	106,007
Accrual accounts	-	42,487	Accrual accounts	36,549	-
Total	**7,283,894**	**2,633,012**	**Total**	**2,553,213**	**515,031**
Variation in working capital	-	-	**Variation in working capital**	**4,730,681**	**2,117,981**
Total	**7,283,894**	**2,633,012**	**Total**	**7,283,894**	**2,633,012**

The reconciliation of the balance of the consolidated statement of operations to the funds obtained from operations is as follows:

	Thousands of euros	
	2002	2001
Income (Loss)	(3,730,721)	992,757
Loss attributed to minority interests	(4,363,029)	(47,065)
Income of associated companies	159,480	119,210
Add:		
Depreciation and amortization expense	1,297,926	1,244,618
Long-term deferred tax assets	287,921	107,209
Amortization of consolidation goodwill	87,096	53,773
Write-down of consolidation goodwill	156,550	3,245
Write-down of intangible assets, property, plant and equipment and start-up Expenses	9,474,995	-
Provisions for contingencies and expenses	2,089,473	-
Loss on the disposal of property, plant and equipment and intangible assets	11,842	81,065
Less:		
Gain on disposal of property, plant and equipment and long-term investments	-	1,328
Long-term deferred tax liabilities	78,589	30,207
Taxes recovered	46,464	12,988
Provisions for contingencies and expenses	-	22,953
Deferred revenues	62,458	41,734
Long-term asset due to taxation on a consolidated basis	1,523,397	-
Funds obtained from operations	**3,760,625**	**2,445,602**

21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Telefónica Móviles

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership: Direct	Percentage of Ownership: Indirect	Móviles Group	Consolidation Method	Stockholders' Equity (Thousands of Euros): Capital	Reserves	Income (loss)	Interim Dividend	(Thousands of Euros): Gross Book Value	Value in Consolidation
Brasilcel, N.V.	50,00%	-	50,00%	Full	100	1.766.450	(9)	-	1.599.432	-
Tagilo Participações, S.A. (*)	-	100,00%	50,00%	Full	95.061	5.435	721	(540)	-	-
Sudestecel Participações, S.A. (*)	-	89,50%	44,75%	Full	364.307	379	12	(9)	-	-
Tele Sudeste Celular Participações, S.A. (*)	-	85,59%	41,79%	Full	163.954	203.623	32.194	(24.035)	-	-
Telerj Celular, S.A. (*)	-	100,00%	41,79%	Full	235.356	130.906	48.719	(4.592)	-	-
Telest Celular, S.A. (*)	-	100,00%	41,79%	Full	99.326	19.344	(2.602)	-	-	-
Portelcom Fixa, S.A. (*)	-	100,00%	50,00%	Full	39.643	(2.904)	2.011	-	-	-
CRS Celular Participações, S.A. (*)	-	96,26%	48,13%	Full	157.933	2.924	4.103	(2.520)	-	-
Celular CRT Participações, S.A. (*)	-	49,30%	24,23%	Full	56.308	155.250	51.650	(10.154)	-	-
Celular CRT, S.A. (*)	-	100,00%	24,23%	Full	127.001	60.296	54.154	(7.736)	-	-
Iberoleste Participações, S.A. (*)	-	100,00%	50,00%	Full	126.663	(6.883)	(958)	-	-	-
Tele Leste Celular Participações, S.A. (*)	-	27,70%	13,85%	Full	62.420	38.070	(1.856)	-	-	-
Telebahia Celular, S.A. (*)	-	100,00%	13,85%	Full	96.560	31.737	(29.002)	-	-	-
Telergipe Celular, S.A. (*)	-	100,00%	13,85%	Full	9.351	1.312	413	-	-	-
Intertelecom Ltda (*)	-	99,99%	49,99%	Full	139.116	(14.753)	(2.787)	-		-
Ptelecom Brasil, S.A. (*)	-	99,99%	49,99%	Full	600.804	(366.225)	(52.650)	-		-
Portelcom Participações, S.A. (*)	-	100,00%	49,99%	Full	955.677	(73.077)	(67.558)	-	-	-
Telesp Celular Participações, S.A. (*)	-	65,12%	32,56%	Full	1.100.405	209.712	(413.507)			-
Telesp Celular S.A. (*)	-	100,00%	32,56%	Full	507.326	308.130	91.036	-		-
Daini do Brasil S.A. (*)	-	100,00%	32,56%	Full	120.252	(219.500)	277.556	-		-
Global Telecom Telecom S.A. (*)	-	100,00%	32,56%	Full	22.421	(44.920)	37.761	-	-	-
Inepar S.A. Part. Invest. de Telecom (*)	-	100,00%	32,56%	Full	11.099	(26.444)	12.027	-	-	-
Global Telecom S.A. (*)	-	100,00%	32,56%	Full	897.963	(352.536)	(200.257)	-	-	-
TES Holding, S.A. de C.V. (*)	100,00%	-	100,00%	Full	150.019	(2.007)	(1.709)	-	136.630	-
Telefónica Móviles El Salvador, S.A. de C.V. (*)	-	90,30%	90,30%	Full	113.426	(61.968)	(13.440)	-	121.919	-
TCG Holdings, S.A. (*)	100,00%	-	100,00%	Full	230.511	(635)	(537)	-	216.000	-
Telefónica Centroamérica Guatemala, S.A. (*)	-	100,00%	100,00%	Full	223.071	(96.036)	(20.321)	-	223.921	-
Telescucha, S.A. (*)	-	100,00%	100,00%	Full	3.105	(2.231)	84	-	3.105	-
Telefónica Móviles España, S.A., Sole-Stockholder Company (*)	100,00%	-	100,00%	Full	423.343	341.960	(3.350.266)	-	933.211	-
Sema Investments B.V. (*)	-	100,00%	100,00%	Full	53	7.160	(7.192)	-	60	-
SLMG, S.A.	-	40,00%	40,00%	C	-	-	-	-	-	
Nuevo Cosmos	-	100,00%	100,00%	C	60	-	-	-	61	61
Spiral Investments B.V. (*)	-	100,00%	100,00%	Full	90.535	(15.671)	(110.529)	-	38.535	-
3G Mobile AG (*)	-	100,00%	100,00%	Full	37.937	36.036	(110.223)	-	86.765	-
Mobipay España, S.A. (*)	-	13,33%	13,33%	EM	20.495	(480)	(4.566)	-	2.733	2.106
Telefónica UK	-	100,00%	100,00%	C	-		-	-		
3G Mobile Telecommunications GmbH (*)	-	100,00%	100,00%	Full	32.000	26.036	(151.261)	-	60.543	
Solivella Investments B.V. (*)	-	100,00%	100,00%	Full	600.699	445.701	(1.462.576)		800.660	
Ipse 2000, S.p.A. (*)	-	45,59%	45,59%	EM	2.150.000	269.326	(167.939)		1.143.432	1.013.600
Group 3G UMTS Holding GmbH (*)	-	57,20%	57,20%	Full	250.025	8.656.675	(8.568.360)	-	5.518.961	
Group 3G UMTS GmbH (*)	-	100,00%	57,20%	Full	250.025	8.782.311	-	-	9.247.337	-
Opco Mobile Services GmbH (*)	-	100,00%	57,20%	Full	50	(1)	-	-	50	-
Medi Telecom, S.A. (*)	-	31,34%	31,34%	EM	780.313	(194.495)	(160.036)	-	253.419	62.866
Setelber Investments B.V. (*)	-	100,00%	100,00%	C	53	(22)	(20)	-	55	26
Sedala Investments B.V. (*)	-	50,00%	50,00%	C	545	(515)	(40)	-	65	(279)
Gruppo 3G SRL (*)	-	100,00%	100,00%	C	67	-	(12)	-	103	103
Tempos 21, S.A.	-	38,50%	38,50%	C	13.223	-	(974)	-	5.093	3.313
Mambo Sup. Tecnológica y Empresa, S.L.	-	20,00%	20,00%	C	750	(169)	(540)	-	150	-
Telefónica Mobile Solutions, S.A. (*)	100,00%	-	100,00%	Full	60	102	(12.800)		60	
Telefónica Mobile Solutions Chile, S.A.C. (*)	-	99,90%	99,90%	Full	133	15	(1.071)	-	149	
Telefónica Mobile Solutions Perú, S.A.C. (*)	-	99,90%	99,90%	Full	-	259	(14)		-	-
Telefónica Mobile Solutions Brasil, LTDA. (*)	-	99,90%	99,90%	Full	3	149	(1.439)	-	3	-
Telefónica Mobile Solutions Argentina, S.A. (*)	-	99,90%	99,90%	Full	3	-	(130)		13	
Terra Mobile, S.A. (*)	80,00%	-	80,00%	Full	3.597	135.023	(231.250)		201.270	
Terra Mobile, Brasil Ltd (*)	-	100,00%	80,00%	Full	[illegible]	(3.327)	(9.953)		6.727	
Terrespa, S.A.U. (*)	-	100,00%	80,00%	Full	6.010	(1.043)	(3.001)		6.010	
Terra Mobile (Finland) Oy (*)	-	100,00%	80,00%	Full	906	(450)	96		1.100	
Terra Mobile UK Ltd (*)	-	100,00%	80,00%	Full	22.739	(13.794)	(9.542)		5.431	
Iobox Deutschland GmbH (*)	-	100,00%	80,00%	Full	25	5.444	(6.344)		5.547	
Telefónica Móviles USA, Inc (*)	100,00%	-	100,00%	Full	-	1.109	(100)	-	-	
TELCA Gestión Guatemala, S.A. (*)	100,00%		100,00%	Full						
TELCA Gestión, S.A. de C.V. (*)	100,00%		100,00%	Full	22	1	(1)		21	
MobiPay Internacional, S.A. (*)	50,00%		50,00%	EM	50.051	(2.665)	(11.396)		10.818	5.233
Telefónica Móviles Perú Holding, S.A.A. (*)	97,97%	-	97,97%	Full	214.101	11.316	13.520		254.437	
Telefónica Móviles, S.A.C. (*)	-	100,00%	97,97%	Full	224.337	(5.367)	1.110			
Telefónica Móviles Argentina, S.A. (*)	97,93%	-	97,93%	Full	147.604	(64.951)	(760.052)	-	495.166	-
Telefónica Comunicaciones Personales, S.A. (*)		100,00%	97,93%	Full	151.391	(60.229)	(760.173)	-	-	
Radio Servicios, S.A. (*)		99,99%	97,92%	EM	200	(322)	(2)	-	-	
Radio Móvil Digital Argentina, S.A. (*)	-	99,99%	97,92%	EM	1.270	(3.117)	(97)	-	-	-
Telefónica de Centroamérica, S.L.	100,00%		100,00%	C	-	-	-	-	1.326	1.326
Telefónica Móviles (Holding Uruguay), S.A. (*)	100,00%	-	100,00%	C	22	(3)	(1)	-	50	50
Telefónica Móviles Uruguay (*)	-	100,00%	100,00%	C	23	(3)	(1)	-		-
Paging de Centroamérica, S.A.	100,00%	-	100,00%	C	-	-	-	-	1	1
Telefónica Soporte y Tecnología, S.A.	99,99%	-	99,99%	C	-	-	-	-	1	1
Telefónica Móviles México, S.A. de C.V. (*)	92,00%	-	92,00%	Full	1.471.455	-	(140.563)	-	905.616	
Telefónica Finanzas México (*)	-	100,00%	92,00%	Full	51	-	2.036	-	-	-
Baja Celular Mexicana, S.A. de C.V. (*)		100,00%	92,00%	Full	126.071	29.961	(27.917)	-	-	-
Baja Celular Servicios Corporativos, S.A. de C.V. (*)	-	100,00%	92,00%	Full	1	513	156	-	-	-
Tamcel, S.A. de C.V. (*)	-	99,99%	92,00%	Full	39.025	6.271	31.165	-	-	-
Movitel de Noroeste, S.A. de C.V. (*)	-	90,00%	82,80%	Full	17.263	32.434	(15.621)	-	-	-
Movicelular, S.A. de C.V. (*)	-	90,00%	82,80%	Full	5	(297)	14	-	-	
Moviservicios, S.A. de C.V. (*)	-	90,00%	82,80%	Full	5	242	(8)	-	-	
Corporativo Integral Comunicación, S.A. de C.V. (*)	-	100,00%	92,00%	Full	6.229	(3.916)	(4.366)	-	-	
Telefonía Celular del Norte, S.A. de C.V. (*)	-	100,00%	92,00%	Full	29.912	(29.457)	(20.402)	-	-	-
Todo para Celulares, S.A. de C.V. (*)	-	100,00%	92,00%	Full	-	106	(2)	-	-	-
Grupo Corporativo del Norte, S.A. de C.V. (*)	-	100,00%	92,00%	Full	6.236	5.462	(15.321)		-	-
Celular de Telefonía, S.A. de C.V. (*)	-	100,00%	92,00%	Full	53.899	(3.691)	(56.531)	-		-
Soluciones Celulares, S.A. de C.V. (*)	-	100,00%	92,00%	Full	2.160	(1.190)	319	-	-	-
Enlaces del Norte, S.A. de C.V. (*)	-	95,00%	87,40%	Full	5	179	2.353	-	-	-
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (*)	-	100,00%	92,00%	Full	5	9.106	5.036	-	-	-
Pegaso Telecomunicaciones, S.A. de C.V. (*)	-	100,00%	92,00%	Full	939.810	(315.566)	(496.316)	-	-	-
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (*)		100,00%	92,00%	Full	344.002	(294.985)	(423.010)	-	-	-
Pegaso PCS, S.A. de C.V. (*)	-	100,00%	92,00%	Full	13.354	(15.653)	(26.109)	-	-	-
Pegaso Recursos Humanos, S.A. de C.V. (*)		100,00%	92,00%	Full	2.931	(261)	(2.325)	-	-	-
Pegaso Finanzas, S.A. de C.V. (*)	-	100,00%	92,00%	Full	5				-	-
Pegaso Finco I, S.A. de C.V. (*)	-	100,00%	92,00%	Full	5	-	-			-
Telefónica Móviles Aplicaciones y Soluciones, S.A. (*)	100,00%	-	100,00%	Full	4.567	214	801	-	4.215	
Other companies accounted for by the equity method	-	N/A	N/A	C	-	-	-	-	85	(370)
Other companies carried at cost	-	N/A	N/A	EM	-	-	-	-	N/A	(1.171)

(*) Data obtained from the individual financial statements of these companies as of December, 31 2002. The data relating to companies located outside the eurozone were expressed in euros by translating the capital and reserves at the year-end exchange rates and the income (loss) at the average exchange rates for the year.

Telefónica Móviles

Telefónica Móviles. S.A.

TELEFÓNICA MÓVILES, S.A.
DIRECTORS' REPORT 2002

The most significant events in 2002 have been as follows:

- Redefinition of the short and medium-term objectives for Telefónica Móviles in Europe, due to delays in the availability of UMTS technology and the need to revise the business model given the market situation in Germany, Austria, Italy and Switzerland, where the Company had been awarded third generation licences.

  In these circumstances, Telefónica Móviles considered that the best strategic option for the Company was to reduce financial exposure in those markets, maximise the generation of Group cash flows in the short term, and maintain a solid financial structure, limiting as far as possible the operations which could reduce these flows in the medium term.

  The greatest cash flows provide the Company with the flexibility to best adapt its strategy to current circumstances, looking to achieve a balance between the different possible uses for the cash generated and the maintenance of a solid financial structure. As a consequence, the Company use the generated funds to reduce debt, to analyse attractive new opportunities for investment, and to modify the shareholder remuneration policy announced by Telefónica Móviles when it was first floated on the stock exchange in November 2000. Accordingly, the Board of Directors of Telefónica Móviles will propose to the stockholders at their annual general meeting that a dividend be distributed from 2003.

  As a result of the redefinition of its objectives in Europe, Telefónica Móviles adjusted the value reflected in its balance sheet for assets in those countries. In 2002 the Company recorded significant extraordinary items relating to the write down of assets and the restructuring of the operations in those countries.

- Incorporation of Brasilcel, "Joint Venture" in which Telefónica Móviles and Portugal Telecom each holds a 50% interest, and which comprises the assets of both companies in the mobile telephony business in Brazil. The new company was created with a customer portfolio of 13.74 million in December 2002, making it the largest operator in the country, far ahead of its closest competitors.

- In January 2003, the Brasilcel "Joint Venture" between Telefónica Móviles and Portugal Telecom entered into an agreement with the Brazilian company Fixcel (controlled by the Splice Group) to acquire control of Tele Centro Oeste (TCO), a Brazilian mobile telephony operator. The joint venture will consolidate its leadership position and its competitive edge in the Brazilian market, with more than 16.8 million customers (on the basis of estimates at the end of 2002) and a market share in excess of 50%. The joint venture will then have 11 million more customers than the second operator in Brazil.

- Acquisition of 65.23% of the capital of the Mexican mobile telephone operator Pegaso PCS. The subsequent union of Telefónica Móviles' four operators in the North of Mexico and Pegaso Telecomunicaciones has resulted in a new combined entity, in which Telefónica Móviles controls 92% of the capital and the Pegaso Group the remaining 8%. This transaction permits Telefónica Móviles to strengthen its position in the second largest Latin American market, with national licences in a country of over 100 million inhabitants and a high potential for growth, given the low penetration of mobile telephony, which is at around 20% of the population.

At year-end the Company has a portfolio of 41.4 million customers managed (including the Joint Venture with Portugal Telecom), as compared with 29.8 million at the end of 2001. Additionally, customers from Pegaso PCS were included the Telefónica Móviles Group customer roster in 2002.

In spite of increasing competition, the above figures demonstrate the solid position of Telefónica Móviles with regard to its competitors in all of the regions in which has a presence. This is due in great part to the policies of customer loyalty and concentration on high quality customers implemented in the various operators. In these circumstances, the positive evolution of Telefónica Móviles España stands out, making it a benchmark in all business parameters for operators established in the different European markets.

Confirming its technological leadership position, Telefónica Móviles España has launched the Multimedia Messaging Services (MMS) in Spain. This service permits messages to be sent with colour photos and integrating voice messages, sound and text. The introduction of the Multimedia Messaging Service brings Telefónica Móviles España customers closer to the future of third generation, as the operator's GPRS network will be used and real multimedia utilities will be incorporated for the first time in a mobile environment. With this initiative, Telefónica Móviles has taken another step in its commitment to leading the way in technological development in Spain. In 2002 Telefónica Móviles España rolled out its UMTS network in 21 Spanish cities. Additionally, demonstrating its resolution to reinforce data services as leverage for increased revenues, the Company has been the first operator outside the Japanese market to develop Java 2M based applications. In keeping with this strategic line are the various agreements entered into with leading companies in the sector (suppliers, technological partners and content suppliers).

The use of data services in all Group operators has undergone notable growth. In this case, the evolution of the Spanish operator is of particular interest, as it passed the 6.6 million user mark for e-moción and the number of short messages has risen to 8,400 million, an increase of nearly 35% with regard to 2001.

The consolidated pro forma investment for 2002, excluding licences and expenses capitalised, amounts to 919 million euros, 46% down on the prior year, in spite of the full consolidation of Tele Leste Celular as of January 2002 and of Pegaso PCS since September 2002.

In 2002 resources earmarked by the Telefónica Móviles Group for R&D activities amounted to 275 million euros, representing a significant increase on 2001.

This management report sets out the evolution of the business from a financial/economic standpoint, based on the consolidated pro forma information from Juniol, 2002 compared to that for 2001. This permits observation of the evolution of the business line as if the composition of the Telefónica Móviles Group were the same in both years, with the following qualifications:

To avoid the distortions which could arise as a result of the larger interest held by Telefónica Móviles in Tele Leste Celular, materialised in the second quarter of 2002, that company has been fully consolidated with effect from January 1, 2002. Until the fourth quarter of 2001, Tele Leste Celular was consolidated using the equity accounting method.

The mobile telephony operators managed by Telefónica Móviles in Chile and Puerto Rico have not been included.

The main variations in the consolidated group in 2002 with regard to 2001 are as follows:

- The four companies in northern Mexico, effectively transferred to the group in July 2001, were fully consolidated into the consolidated group as of the third quarter of 2001.

- The interest held by Telefónica Móviles in the share capital of Pegaso PCS, acquired in September 2002, has been fully consolidated in the financial statements of Telefónica Móviles for 2002, as of the acquisition date.

- Since December 27, 2002, Brasilcel, the "Joint Venture" in which Telefónica Móviles and Portugal Telecom each hold 50% interests, has been proportionally consolidated in the financial statements of Telefónica Móviles. Up to that date, the Brazilian operators forming part of the Telefónica Móviles Group were fully consolidated in the consolidated accounts of the group.

- The audit report is based exclusively on the Annual Accounts and, consequently, does not include a review of the attached pro forma information:

PRO FORMA STATEMENT OF INCOME FOR TELEFÓNICA MÓVILES, S.A.

(Unaudited)

(Figures expressed in millions of €)	*December 2002*	*December 2001*	*% Variation*
Income on operations	**9,139.8**	**8,411.0**	**8.7**
Other revenues	91.1	147.8	(38.4)
TOTAL REVENUES	**9,230.9**	**8,558.8**	**7.9**
Purchases and procurements	(2,406.0)	(1,862.1)	29.2
Personnel expenses	(546.4)	(533.8)	2.4
Variation in provisions	(130.2)	(225.4)	(42.2)
Other operating expenses	(2,412.4)	(2,603.8)	(7.4)
TOTAL EXPENSES	**(5,495.0)**	**(5,225.1)**	**5.2**
EBITDA	**3,735.9**	**3,333.7**	**12.1**
% EBITDA as % of income on operations	*40.9%*	*39.6%*	*1.3 p.p.*
Amortisation and depreciation	(1,316.4)	(1,258.2)	4.6
OPERATING INCOME	***2,419.5***	***2,075.5***	***16.6***
Financial income (loss)	(562.8)	(501.0)	12.3
Extraordinary income (loss)	(12,075.9)	(100.7)	n.s.
INCOME BEFORE TAXES	***(10,219.2)***	***1,473.8***	***c.s.***
Corporate income tax	2,130.8	(628.8)	c.s.
(Income) loss attributable to minority interests	4,364.0	48.4	n.s.
NET INCOME FOR THE YEAR	***(3,724.4)***	***893.4***	***c.s.***

a) *Income on operations*

Consolidated income generated on cellular mobile telephone operations amounted to 9,139.8 million euros, up 8.7% on the prior year. Spain accounts for 74% of that figure, and Latin America for 25%, which is lower than in the prior year. If fluctuations in exchange rates are excluded from calculations, the contribution by Latin America in 2002 would be 33%, as the impact of the devaluation of the Argentinean peso and Brazilian real in 2002 was considerable.

The evolution of operating expenses, distributed by main areas of operation, has been as follows:

b) Procurements

Procurements, comprising primarily purchases of terminals and interconnection, rose by 29.2% to 2,406.0 million euros in 2002, as compared with 1,862.1 million euros in 2001. In 2002 procurements represented 26.3% of income on operations, which is 4.2 p.p. up on the figure of 22.1% for 2001.

- *Operations in Spain:* Total procurement expenses increased by 30.3%, from 1,236 million euros in 2001 to 1,610 million euros in 2002. Nevertheless, procurements as a percentage of income on operations in Spain has only risen by 2.3 p.p. from 21.5% in 2001 to 23.8% in 2002. This variation is due mainly to the centralised model for terminal purchases implemented in December 2001 and applied throughout 2002, as well as to the higher volume of traffic outbound to other networks, which raises interconnection costs in spite of a reduction in interconnection fees.

- *Operations in Latin America*: These expenses amounted to 705 million euros in 2002, compared with 581 million euros in 2001. This 76% rise is due to the consolidation of Tele Leste and Pegaso in the pro forma financial statements of the Group as of January and September 2002, respectively. Supplies in 2002 represented 30.8% of income on operations in Latin America (21.6% in 2001) as a result of higher commercial activity in the year, especially in Mexico, Brazil, Central America and Peru, as well as the consolidation of Pegaso, which is currently expanding its operations.

- *Operations in Europe*: These expenses amounted to 63 million euros in 2002, compared with 9 million euros in 2001, as a result of the launch of a commercial campaign in Germany which commenced in November 2001 and was suspended in July 2002.

c) Personnel Expenses

Companies fully or proportionally consolidated in the consolidated financial statements of the Telefónica Móviles Group in 2002 represent a total of 12,859 professionals, which is 7.8% down on the prior year, principally due to the suspension of operations in Europe in the second half of the year and to staff cuts in Argentina.

Personnel expenses increased by 2.4%, from 533.8 million euros in 2001 to 546.4 million euros in 2002. However, personnel expenses in 2002 represent 6% of income on operations, as compared with 6.3% in 2001. The growth in personnel expenses is mainly the result of the consolidation of Tele Leste and Pegaso in 2002, and of higher personnel expenses in Telefónica Móviles España.

- *Operations in Spain*: Spain accounts for 41.5% of the Telefónica Móviles Group's personnel expenses. This figure rose by 7.3%, from 212 million euros in 2001 to 227 million euros in 2002. While the total number of employees of TME at the 2002 and 2001 year ends has remained stable, the average for 2002 is 5.4% higher than in 2002. Personnel expenses represent 3.4% of income on operations in Spain, making it one of the most efficient operators in the sector, in terms of lines, revenues and EBITDA.

- *Operations in Latin America*: Operations by the Telefónica Móviles Group in Latin America account for 34.8% of personnel expenses, down by 13.5% from 220 million euros in 2001 to 190 million euros in 2002. This decrease has come about in spite of the consolidation of Tele Leste since January 2002 and Pegaso since September 2002, mainly because of the devaluation of the Argentinean peso and the Brazilian real, and efforts made to contain personnel costs in Argentina and by operators in Northern Mexico.

- *Operations in Europe*: Operations by the Telefónica Móviles Group in Europe account for 10.9% of total personnel expenses. That figure is up from 10.4% in 2001, mainly as a consequence of the launch of operations in Germany which were suspended in July 2002.

d) Other operating expenses

This caption fell by 7.4%, from 2,603.8 million euros in 2001 to 2,412.4 million euros in 2002. As a percentage of income on operations, this item has decreased to 26.4% in 2002, compared with 30.9 % in 2001.

- *Operations in Spain*: Operations in Spain account for 60.7% of these expenses in 2002, which is 3.7% down on the prior year, from 1,521 million euros in 2001 to 1,465 million euros in 2002. These expenses fell to 21.6% of income on operations in Spain, from 26.5% in 2001, largely due to the reduction in commercialisation costs.

- *Operations in Latin America*: Operations in Latin America represent 31.8% of total expenses. In 2002 these amounted to 768 million euros in 2002, as compared with 1,023 million euros in 2001. These expenses fell to 33.5% of income on operations in Latin America, from 38.1% in 2001, mainly as a result of the containment of commercialisation costs in Argentina, and the devaluation of the Argentinean peso and the Brazilian real in 2002, which more than offset the effect of the consolidation of Tele Leste since January 2002 and Pegaso since September 2002.

e) EBITDA

EBITDA rose by 12.1% during the year, from 3,334 million euros in 2001 to 3,736 million euros in 2002. EBITDA as a percentage of income on operations increased from 39.6% in 2001 to 40.9% in 2002.

- *Operations in Spain*: Operations in Spain account for 93% of the EBITDA of the Telefónica Móviles Group in 2002, up 24% on the prior year. EBITDA represents 51.6% of income on operations in 2002, compared with 49.1% in 2001.

- *Operations in Latin America*: EBITDA on operations in Latin America has fallen by 13%, and represents 15.9% of the EBITDA of the Telefónica Móviles Group in 2002. Discarding the impact of fluctuations in exchange rates, Latin America would contribute 21.1% of the consolidated EBITDA for 2002, with the reduction owing to the devaluation of the Argentinean peso and the Brazilian real in the year. This evolution is due mainly to the consolidation of the companies in Northern Mexico as of January 2002 (since July in 2001) and of Pegaso as of September 2002, all of which are currently expanding their operations. Nevertheless, EBITDA as a percentage of operations for these companies has improved slightly from 25.5% in 2001 to 25.9% in 2002, reflecting the strict cost control measures implemented.

f) Financial results:

The financial results disclosed in the attached pro forma income statement include the those derived from equity accounting and amortisation of goodwill on consolidation, as well as the financial results. The 12.3% increase in this caption with regard to 2001 is due mainly to the following:

- higher losses resulting from the equity accounting of IPSE (which was fully consolidated until September 2001)
- rise in amortisation of goodwill on consolidation with regard to the prior year, due mainly to the consolidation of Telefónica Móviles Mexico.
- fall in financial results during the year as a consequence of the reduction in Group debt.

g) Extraordinary results

Extraordinary losses for 2002 are the result of the write down of UMTS assets in European operators outside of Spain, and of costs incurred on the restructuring of those companies.

h) Income tax

Income taxes for 2002 relate mainly to the tax credit deriving from the write down of assets in European operators outside of Spain.

i) Net debt:

The consolidated net debt of the Telefónica Móviles Group has fallen by 23% as compared to December 2001, in spite of the changes in the composition of the consolidated group, debt deriving from the consolidation in the financial statements of Pegaso and the Joint Venture with Portugal Telecom. If the effect of consolidating Pegaso and Telesp Celular is not taken into account, the consolidated net debt would be down 38% on December 2001.

TREASURY STOCK

The Company has carried out no operations involving treasury stock during the year.

CORPORATE GOVERNANCE

The following is aimed at informing as to the degree of compliance by Telefónica Móviles, S.A. with the so-called Code of Good Governance ("Olivencia Report"), as well as the adaptations proposed by the "Aldama Report".

a) Introduction

The standards for governance of Telefónica Móviles, S.A. are set out in its bylaws, and in the Board of Directors regulations aimed at establishing guidelines for the Directors, regulating their organisation and operation, and setting standards for the conduct of members of the board, to achieve the highest degree possible of efficiency and to optimise management.

Those regulations were approved by the Directors at their meeting held on October 20, 2000, on floating of the Company's shares, and were subsequently modified at board meetings on November 24, 2000 and February 26, 2002.

The bylaws can be obtained from the Madrid Mercantile Registry. However, the stockholders may request from the Company, free of charge and for informational purposes only, a copy of the revised bylaws, which are updated periodically.

The above mentioned regulations governing the board of directors can be viewed on the web site of the Spanish Securities and Exchange Commission (CNMV).

The availability of this documentation ensures that investors are better aware of its content, achieving the objective of transparency in the governance structures and practices of the Company, as recommended in the "Aldama report". Investors are also provided with comprehensive information on key issues regarding corporate governance of the Company.

In line with the above objective, and to comply with information obligations advocated in the Aldama Report, the Company files an annual report with the CNMV, available to the general public, regarding compliance with corporate governance recommendations. The Company also presents an annual Prospectus to the CNMV reflecting in detail not only the most significant aspects of governance, but also global information on the Company's business.

The above documents make public, inter alia, the Company's capital structure, administrative structure, and stockholders' activities and operations.

b) Mission and Powers of the Board of Directors

In accordance with the Spanish Companies Act, the regulations basically consider the Board of Directors to be responsible for supervising and controlling the Company's operations. Accordingly, it delegates management of ordinary business to the executive entities (whether individuals or committees) and to the management team.

Nevertheless, to improve and facilitate its general supervisory function, the Board of Directors undertakes to perform the following functions, in addition to the powers established by law or under the Company's bylaws:

1. Approval of the Company's general strategies;

2. Appointment and, when appropriate, removal of senior executives of the Company and the other companies comprising the consolidated Group;

3. Appointment and, when appropriate, removal of directors of the subsidiaries;

4. Identification of main business risks, and implementation and monitoring of the appropriate internal control and information systems;

5. Definition of the policy for informing and communicating with the stockholders, markets and the general public;

6. Establishment of policy regarding treasury stock within the framework, if any, created by the stockholders at their general meeting;

7. Authorisation of transactions with directors and major stockholders that may constitute conflicts of interest;

8. In general, taking decisions regarding business or financial transactions of particular importance to the Company; and

9. Control over management activities and evaluation of executives.

The regulations stipulate that the board's actions will be governed by the criteria of maximising Company value and creating value for stockholders, while adhering strictly to generally accepted ethical principles and standards.

Consequently, the Company is in full compliance with the Code of Good Governance recommendation that the Board of Directors should act primarily as a general supervisory entity, not delegate its core responsibilities, and that it draw up a formal listing of matters to be dealt with exclusively by the directors.

In short, the actions taken by the Board of Directors must be at all times governed by two basic principles: creation of maximum value and appropriate distribution thereof.

c) Composition and procedures of the Board of Directors

On flotation of the Company on the stock exchange, and to comply with the Code of Good Governance, the composition of the board was revised and at the 2002 year end comprises the following 12 members, which the Company considers to be sufficient to guarantee effective operation of the board:

The directors can be divided into executive and non-executive, and further divided into proprietary and independent.

Executive directors are the Chairman, or Managing Director, and other members who, regardless of their title, carry out management functions within the Company or any of its subsidiaries, provided that those functions are performed on an exclusive basis.

Proprietary directors are those proposed by the stockholders on the basis of their stable interest in the share capital

Independent members are persons of recognised professional and business prestige, not related to the management team or to major stockholders. When naming independent directors, Board of Director regulations regarding incompatibility, substantially in line with those in the "Aldama Report", are taken into consideration.

For the appointment by cooptation of directors in 2002, the board has considered the favourable reports prepared by the Appointment and Remuneration Committee.

Executive members:

Mr. Antonio Pedro de Carvalho Viana-Baptista *(Chairman)*

Proprietary members:

Mr José María Álvarez- Pallete López *(Director)*
Mr Maximino Carpio García *(Director)*
Mr Antonio Massanell Lavilla *(Director)*
Mr Victor Goyenechea Fuentes *(Director)*
Mr Fernando Xavier Ferreira *(Director)*
Mr Luis Lada Díaz *(Director)*
Mr José María Mas Millet *(Secretary)*

Independent members:

Mr Miguel Angel Canalejo Larrainzar *(Director)*
Mr Alfonso Merry del Val Gracie *(Director)*
Mr Javier Echenique Landiribar *(Director)*
Mr Largs M. Berg *(Director)*

The composition of the Board of Directors is in line with generally accepted recommendations regarding Good Governance, and takes into consideration the structure of the Company's share capital, with a majority of non-executive members, a significant number of which are independent. This is in keeping with the composition of stockholders and with the share capital represented on the board.

The Chairman of the Board of Directors, Antonio Pedro de Carvalho Viana-Baptista, is the chief executive of the Company. However, by virtue of the Board of Directors regulations – following recommendations set out in the Code of Good Governance to reduce the risk of concentration of power in a single person – his actions must at all times be subject to the criteria and guidelines established by the Board of Directors and its Committees. Consequently, actions taken by the Chairman are in full compliance with those recommendations.

The basic mission of the Secretary to the Board is to ensure appropriate functioning of the Board, to observe the formal and substantive legality of the Board's actions, guarantee that procedures and rules of governance are observed, duly set down Board meetings in the Minutes Books and witness agreements taken. This position is held by Mr José María Más Millet. The Deputy Secretary is Mr Antonio Hornedo Muguiro, who is also Secretary to the Group.

On the basis of the above, the composition of the Board of Directors of Telefónica Móviles, S.A. is in line with the recommendations set out in the Code of Good Governance, as non-executive directors, both proprietary and independent, are in ample majority with respect to executive members.

d) Board of Directors Committees

With a view to strengthening and streamlining the functions of the Board of Directors, the following Committees have been created:

1. Standing Committee

The bylaws of the Company and the Board of Directors regulations contemplate the existence of a Standing Committee with general decision-making powers. Consequently, all functions of the Board of Directors not identified as non-delegable by law or in the bylaws are expressly delegated to this committee.

The current composition of the Standing Committee is as follows:

Chairman:	Mr Antonio Pedro de Carvalho Viana-Baptista.
Secretary:	Mr José María Más Millet.
Members:	Mr José María Álvarez-Pallete López.
	Mr Miguel Canalejo Larrainzar.
	Mr Alfonso Merry del Val Gracie.

Relations between the Committee and the Board are governed by the principle of transparency, thereby ensuring that the Board of Directors has a full understanding of all agreements and decisions undertaken by the Standing Committee.

2. Other Committees

The regulations empower the Board of Directors to create one or more committees to handle the continued examination and monitoring of areas of particular significance to the corporate governance of the Company, or to analyse in-depth a specific aspect or issue when the degree of importance so warrants.

These committees are not governing bodies, but rather are conceived as tools available to the Board of Directors. Conclusions obtained by the committees on the matters studied are presented to the Board.

Accordingly, in line with the recommendation set out in the Code of Good Governance and "Aldama report", Telefónica Móviles, S.A. has a Standing Committee, an Appointments and Remuneration Committee, and an Audit and Control Committee.

The Audit and Control Committee held 10 meetings in 2002, and is basically conceived to support the Board of Directors in supervisory and control activities. Its most important task is to ensure that generally accepted accounting principles are applied, and to verify the adequacy and integrity of the internal control systems in place for the preparation of the individual and consolidated annual account.

The current composition of the Audit and Control Committee, comprising exclusively non-executive directors, is as follows:

- Mr Miguel Canalejo Larrainzar (Chairman)
- Mr José María Álvarez-Pallete López
- Mr Javier Echenique Landiribar

As a result of the modifications agreed at the Board of Directors meeting held on 26 February 2002, the Audit and Control Committee is required to issue a favourable report prior to any agreements or transactions between the Company and its main stockholders.

The Company has complied with the requirement of creating an Audit and Control Committee and its guidelines are appropriate. However, to comply with the stipulations of new Financial Law, the Company will propose to the stockholders at their next general meeting that the existence of this committee and the guidelines for its operation be included in the bylaws.

The Appointments and Remuneration Committee has met on 11 occasions during 2002. Its basic functions are to report on proposed appointments of directors, members of committees, and senior executives of the Company and its subsidiaries, as well as to approve senior executives' standard contracts and wage scales, set directors' remuneration, report on incentive plans, and prepare and keep a record of the status of directors and senior executives.

The current composition of the Appointments and Compensation Committee, comprising exclusively non-executive directors, is as follows:

- Mr Javier Enchenique Landiribar (Chairman)
- Mr Maximino Carpio García.
- Mr Alfonso Merry del Val Gracie

e) Functioning and actions of the Board of Directors

In 2002 the Board of Directors has held 11 meetings, that is, one a month except for August. Virtually all meetings showed full attendance.

All the meetings of the Board of Directors were conducted in accordance with the bylaws and regulatory norms, and the matters submitted for consideration and discussion were examined in appropriate detail. The directors participated fully and actively in all debates and discussions, expressing their opinions when they saw fit, as reflected in the Minutes of each meeting.

The level of transparency and information afforded to the Board of Directors has been very high and board meetings were attended by the senior Group managers responsible for the different areas and lines of business, to inform the directors on matters relevant to their areas of competence.

It is important to note that Telefónica Móviles, S.A.'s directors have the broadest powers to gather any information about the Company that they may at any time consider appropriate for the proper performance of their duties. Non-executive directors may hire, at the Company's expense, legal advisers, accountants, and financial or other experts to assist them in their duties.

The directors have been provided, through the proper channels, with all the information considered to have a bearing on the matters presented for consideration. Making use of their capacity to request outside assistance, during 2002 the Board of Directors contracted external experts.

In particular, the Board requested advisory services from renowned experts on the decisions regarding value adjustments to UMTS licences.

In taking its decisions, the Board of Directors has aimed to defend the long-term viability of the Company, to promote a competitive market position, and to take into consideration the various interests simultaneously affecting their decisions.

During 2002 the composition of the Board has been subject to change. In June Mr José María Mas Millet resigned and was replaced by Mr Javier Echenique Landiribar, while remaining in the position of Secretary to the Board. Subsequently, Mr Enrique Álvarez López resigned and Mr José María Mas was once again appointed director. Simultaneously, Mr Javier Echenique was named Chairman to the Appointments and Compensation Committee, and member of the Audit Committee.

Finally, in August Mr Fernando Abril-Martorell Hernández resigned as member of the board and was replaced by Mr Antonio Pedro de Carvalho Viana-Baptista. When Mr Luis Lada Díaz resigned his position as Chairman to the Board of Directors, Mr Antonio Pedro de Carvalho Viana-Baptista was appointed new Chairman.

f) Remuneration of Directors

As established in the Board of Directors regulations, the Appointments and Compensation Committee is responsible for setting criteria for the remuneration of directors. That Committee will ensure that the remuneration received by the members of the board is in line with the market for companies of similar size and activities.

In 2002 the remuneration received by the directors –the amount of which is disclosed in the Notes to the Annual Accounts in accordance with prevailing legislation – has been completely in compliance with the criteria established by the Appointments and Compensation Committee and currently in force.

This information is also disclosed in the Prospectus presented annually by the Company to the CNMV, and which contains an itemised breakdown of remuneration.

For remuneration which involves the awarding of shares or stock options, the Company complies with the "Aldama Report" recommendation, as remuneration of this type is only received by executive directors in their capacity as Company employees.

g) Loyalty of Directors

In compliance with the recommendations set out in the Code of Good Governance and the Aldama Report, the Board of Directors regulations contain a section specifically devoted to the rights and obligations of the directors. This section provides detailed information regarding conflicts of interest, use of Company assets, disclosure of restricted information, and use for own benefit of insider information made available to the directors in their capacity as such.

The regulations stipulate that loyalty to the Company also extends major stockholders, and that knowledge or authorisation of any transaction between the Company and stockholders is restricted to the Board of Directors. Authorisation of such transactions is given on the basis of a report prepared by the Audit and Control Committee, analysing and evaluating the operation to determine fair play with the stockholders and that arm's length criteria have been applied.

Controls over operations which could give rise to conflicts of interest between the Company, its directors and majority stockholders guarantee that benefits above and beyond their work and holdings are not obtained.

No incident or problem of any kind relating to these matters arose in 2002.

h) Transparency in relations with stockholders, markets and auditors

In accordance with the recommendations included in the code of Good Governance and the Aldama Report, the regulations set out in detail the appropriate channels for relations between the Board of Directors and the stockholders of the Company (both small stockholders and institutional investors), between the Board of Directors and the regulatory and supervisory authorities of the markets in which the Company is listed, and between the Board of Directors and the Company's auditors.

There have been no incidents requiring mention in this respect in 2002. However, the high level of transparency and information characterising the Company's activities in the stock markets should be highlighted.

To facilitate on-going contact between the Company and its stockholders, after floating its stock Telefónica Móviles created the "Shareholder Services Office", handling relations with stockholders through a toll-free, 24-hour telephone (900 175 176), which received 20,476 calls in 2002, and a web site. To that same end, a voluntary stockholders' register has been created, which the Company uses to keep stockholders up to date on significant aspects of the business. In 2002 the Alert Service was launched, with daily and/or weekly information on the stock market performance of TEM sent by SMS.

Also to facilitate on-going contact between the Company and its stockholders and institutional investors, a Investors Relations Department exists. To expedite information flows, the Company periodically organises informational meetings with major stockholders and institutional investors to discuss the evolution of the business and of the Group. These meeting are open to both Spanish and foreign investors, and are attended by the members of the board and of senior management considered appropriate based on the topics to be discussed.

Following the recommendations set out in the "Aldama Report" regarding fairness and symmetry in the supply of information to the market, the Company makes available to all stockholders and investors the same information provided to investment banks, majority stockholders, etc., thereby ensuring that all parties have access to largely the same information over a similar time horizon.

Through the Audit and Control Committee, the Board of Directors has established a stable professional relationship with the Company's auditors, while also maintaining strict respect for their independence.

Finally, through the notes to the annual accounts and the Prospectus verified by the CNMV, the Company provides periodical information on fees paid to the audit firm, distinguishing between those for professional audit services and for non-audit items.

i) Internal code of conduct

On December 20, 2002 the board approved the new Internal Code of Conduct for Securities Markets (ICC) of Telefónica Móviles, based on the favourable report presented by the Audit and Control Committee. The ICC is in accordance with best practices for the Securities Market

The ICC contemplates the creation of a regulatory compliance committee to ensure that restricted Company information is treated appropriately, and to periodically inform the Audit Committee as to the decisions taken. A regulatory Compliance Unit reporting directly to the Secretariat General is also contemplated. Both the Committee and the Unit were created in January 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 10, 2003

By: /s/ Antonio Viana Baptista

Name: Antonio Viana Baptista
Title: Chief Executive Officer